UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 7, 2022

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the 31 December 2021 Pillar 3 Report of UBS Group and significant regulated subsidiaries and sub-groups, which appears immediately following this page.

31 December 2021 Pillar 3 Report

UBS Group and significant regulated subsidiaries and sub-groups

Terms used in this report, unless the context requires otherwise

“UBS,” “UBS Group,” “UBS Group AG consolidated,” “Group,” “the Group,” “we,” “us” and “our”	UBS Group AG and its consolidated subsidiaries
“UBS AG consolidated”	UBS AG and its consolidated subsidiaries
“UBS Group AG” and “UBS Group AG standalone”	UBS Group AG on a standalone basis
“UBS AG” and “UBS AG standalone”	UBS AG on a standalone basis
“UBS Switzerland AG” and “UBS Switzerland AG standalone”	UBS Switzerland AG on a standalone basis
“UBS Europe SE consolidated”	UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and “UBS Americas Holding LLC consolidated”	UBS Americas Holding LLC and its consolidated subsidiaries

Table of contents
Introduction and basis for preparation

UBS Group
18	Section 1	Key metrics
21	Section 2	Overview of risk-weighted assets
23	Section 3	Linkage between financial statements and regulatory exposures
26	Section 4	Credit risk
57	Section 5	Counterparty credit risk
68	Section 6	Comparison of A-IRB approach and standardized approach for credit risk
73	Section 7	Securitizations
76	Section 8	Market risk
85	Section 9	Operational risk
86	Section 10	Interest rate risk in the banking book
89	Section 11	Going and gone concern requirements and eligible capital
97	Section 12	Total loss-absorbing capacity
99	Section 13	Leverage ratio
102	Section 14	Liquidity and funding
106	Section 15	Remuneration
107	Section 16	Requirements for global systemically important banks and related indicators

Significant regulated subsidiaries and sub-groups
110	Section 1	Introduction
111	Section 2	UBS AG standalone
117	Section 3	UBS Switzerland AG standalone
124	Section 4	UBS Europe SE consolidated
125	Section 5	UBS Americas Holding LLC consolidated

Appendix
127	Abbreviations frequently used in our financial reports
129	Cautionary statement

Contacts

Switchboards

For all general inquiries.
ubs.com/contact

Zurich +41-44-234 1111
London +44-207-567 8000
New York +1-212-821 3000
Hong Kong SAR +852-2971 8888
Singapore +65-6495 8000

Investor Relations

UBS’s Investor Relations team manages relationships with institutional investors, research analysts and credit rating agencies.

ubs.com/investors

Zurich +41-44-234 4100
New York +1-212-882 5734

Media Relations

UBS’s Media Relations team
manages relationships with global media and journalists.

ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5858
mediarelations@ubs.com

Hong Kong SAR +852-2971 8200
sh-mediarelations-ap@ubs.com

Office of the Group Company Secretary

The Group Company Secretary handles inquiries directed to the Chairman or to other members of the Board of Directors.

UBS Group AG, Office of the
Group Company Secretary
P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

Zurich +41-44-235 6652

Shareholder Services

UBS’s Shareholder Services team,
a unit of the Group Company Secretary’s office, manages relationships with shareholders and the registration of UBS Group AG registered shares.

UBS Group AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

Zurich +41-44-235 6652

US Transfer Agent

For global registered share-related
inquiries in the US.

Computershare Trust Company NA
P.O. Box 505000
Louisville, KY 40233-5000, USA

Shareholder online inquiries:
www-us.computershare.com/
investor/contact

Shareholder website:
computershare.com/investor

Calls from the US

+1-866-305-9566
Calls from outside the US
+1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610

Imprint

Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English

© UBS 2022. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

UBS Group | Introduction and basis for preparation

Introduction and basis for preparation

Scope of Basel III Pillar 3 disclosures

The Basel Committee on Banking Supervision (the BCBS) Basel III capital adequacy framework consists of three complementary pillars. Pillar 1 provides a framework for measuring minimum capital requirements for the credit, market, operational and non-counterparty-related risks faced by banks. Pillar 2 addresses the principles of the supervisory review process, emphasizing the need for a qualitative approach to supervising banks. Pillar 3 requires banks to publish a range of disclosures, mainly covering risk, capital, leverage, liquidity and remuneration.

This report provides Pillar 3 disclosures for the UBS Group and prudential key figures and regulatory information for UBS AG standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated and UBS Americas Holding LLC consolidated in the respective sections under “Significant regulated subsidiaries and sub-groups.”

As UBS is considered a systemically relevant bank (an SRB) under Swiss banking law, UBS Group AG and UBS AG are required to comply with regulations based on the Basel III framework as applicable to Swiss SRBs on a consolidated basis. Capital and other regulatory information as of 31 December 2021 for UBS Group AG consolidated is provided in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2021 and for UBS AG consolidated in the “Capital, liquidity and funding, and balance sheet” section of the combined UBS Group AG and UBS AG Annual Report 2021, available under “Annual reporting” at ubs.com/investors.

Local regulators may also require the publication of Pillar 3 information at a subsidiary or sub-group level. Where applicable, these local disclosures are provided under “Holding company and significant regulated subsidiaries and sub-groups” at ubs.com/investors.

Significant BCBS and FINMA capital adequacy, liquidity and funding, and related disclosure requirements

This Pillar 3 Report has been prepared in accordance with Swiss Financial Market Supervisory Authority (FINMA) Pillar 3 disclosure requirements (FINMA Circular 2016/1 “Disclosure – banks”) as revised on 8 December 2021, the underlying BCBS guidance “Revised Pillar 3 disclosure requirements” issued in January 2015, the “Frequently asked questions on the revised Pillar 3 disclosure requirements” issued in August 2016, the “Pillar 3 disclosure requirements – consolidated and enhanced framework” issued in March 2017 and the subsequent “Technical Amendment – Pillar 3 disclosure requirements – regulatory treatment of accounting provisions” issued in August 2018.

Pillar 1 requirements: regulatory and legal developments

Reactivation of the Swiss Countercyclical Buffer

In January 2022, the Swiss Federal Council decided, at the request of the SNB, to reactivate the countercyclical capital buffer, at a maximum level of 2.5% on risk-weighted positions that are directly or indirectly backed by residential properties in Switzerland. This is expected to increase our common equity tier 1 (CET1) minimum capital requirement by approximately 30 basis points. The reactivated countercyclical capital buffer will become effective on 30 September 2022.

NSFR implementation

On 1 July 2021, the net stable funding ratio (the NSFR) regulation, which was adopted by the Swiss Federal Council in 2020, came into effect. It applies to UBS Group AG at the consolidated level and to UBS AG, UBS Switzerland AG and UBS Swiss Financial Advisers AG at the standalone level.

Based on the regulation, and as agreed with FINMA, UBS AG standalone is required to maintain a minimum NSFR of at least 80% without taking into account excess funding of UBS Switzerland AG and 100% after taking into account such excess funding.

For UBS Europe SE, the local disclosure requirement for the net stable funding ratio (the NSFR) came into force in June 2021. For UBS Americas Holding LLC consolidated, the NSFR requirement became effective as of 1 July 2021 and related disclosures will come into effect in the second quarter of 2023.

›    Refer to “Liquidity and funding management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2021, available under ”Annual reporting” at ubs.com/investors

›    Refer to the “Key metrics,” “UBS AG standalone” and “UBS Switzerland AG standalone” sections of this report

FINMA’s assessment of the recovery and resolution planning

In March 2021, FINMA published its annual assessment of the recovery and resolution plans of systemically important financial institutions in Switzerland. The report shows that FINMA approved UBS’s group recovery plan and assessed its Swiss Emergency Plan as effective. It also highlighted that UBS made further progress in improving its global resolvability by building up the necessary capabilities and removing obstacles to the implementation of the resolution strategy, while pointing out areas for further improvement.

Based on the actions we had completed by December 2020 to improve resolvability, FINMA granted an increase of the maximum rebate, from 47.5% to 55.0%, on the Swiss SRB gone concern capital requirements for UBS Group AG consolidated and UBS AG consolidated, effective from 1 July 2021.

›    Refer to the “Going and gone concern requirements and eligible capital” section of this report

Changes to capital add-on requirements

Effective from the third quarter of 2021, the applicable market share add-on requirements set by FINMA for UBS Group AG consolidated, UBS AG standalone and UBS Switzerland AG standalone increased from 0.36% to 0.72% for risk-weighted asset (RWA) and from 0.125% to 0.25% for leverage ratio denominator (LRD) purposes. The change reflected an increase in UBS’s market share in the Swiss credit business to more than 17%.

COVID-19-related developments regarding capital regulation

The temporary exemption from FINMA for banks to exclude central bank sight deposits from the leverage ratio denominator (the LRD) for the purpose of calculating going concern ratios applied from 25 March 2020 until 1 January 2021 and was not extended thereafter.

In March 2021, US banking regulators, including the Federal Reserve Board (the FRB), the US Office of the Comptroller of the Currency (the OCC) and the Federal Deposit Insurance Corporation (the FDIC) decided not to extend the temporary exclusion of central bank deposits and US Treasury securities from the leverage exposure calculation for the supplementary leverage ratio beyond March 2021. The temporary exemption was applicable to UBS Americas Holding LLC (UBSAH) with respect to US regulatory capital requirements. In addition, the Federal Reserve announced that the limits on capital distributions imposed during the COVID-19 pandemic would be removed after 30 June 2021. As a result, capital distributions by UBSAH will generally be permitted for as long as it meets regulatory capital requirements, including the incremental stress capital buffer set by the FRB as part of its Comprehensive Capital Analysis and Review stress test (CCAR). Following the completion of the annual Dodd–Frank Act Stress Tests (DFAST) and CCAR, UBSAH was assigned a stress capital buffer (an SCB) of 7.1% (previously 6.7%) under the SCB rule as of 1 October 2021.

In July 2021, the European Central Bank announced its decision to remove COVID-19-related restrictions on capital distributions and share buybacks by banks with effect from 1 October 2021.

Pillar 1 requirements: other developments

Capital returns

For 2021, the Board of Directors intends to propose a dividend to UBS Group AG shareholders of USD 0.50 per share. Subject to approval at the Annual General Meeting (the AGM), scheduled to be held by webcast on 6 April 2022, the dividend will be paid on 14 April 2022 to shareholders of record on 13 April 2022. The ex-dividend date will be 12 April 2022.

In 2021, we bought back USD 2.6 billion of our shares. The USD 112 million of shares repurchased under the 2018–2021 repurchase program have already been canceled, as approved by shareholders at the 2021 AGM. The USD 2.5 billion of shares repurchased under the 2021–2024 repurchase program are also intended to be canceled by means of a capital reduction, pending approval by shareholders at the 2022 AGM. Looking ahead, we intend to commence a new 2022–2024 repurchase program of up to USD 6 billion and expect to execute up to USD 5 billion of repurchases under both the existing 2021–2024 repurchase program and the new program by the end of 2022.

French investigations regarding cross-border wealth management businesses

On 13 December 2021, the Court of Appeal found UBS AG guilty of unlawful solicitation and aggravated laundering of the proceeds of tax fraud relating to the bank’s cross-border business activities in France between 2004 and 2012. The court also found UBS (France) SA guilty of the aiding and abetting of unlawful solicitation, but acquitted it of charges of aggravated laundering of the proceeds of tax fraud. The court ordered UBS AG to pay a fine of EUR 3.75 million, a confiscation of EUR 1 billion, and awarded civil damages to the French state of EUR 800 million. UBS AG has filed an appeal with the French Supreme Court to preserve its rights. Our balance sheet as of 31 December 2021 reflected provisions with respect to this matter in an amount of EUR 1.1 billion (USD 1.252 billion as of 31 December 2021). We expect to reflect additional operational risk RWA in the first quarter of 2022 with a potential single-digit billion RWA impact.

›    Refer to “Note 18 Provisions and contingent liabilities” in the “Consolidated financial statements” section of our Annual Report 2021, available under ”Annual reporting” at ubs.com/investors, for more information

Acquisition of Wealthfront

On 26 January 2022, UBS entered into an agreement to acquire Wealthfront, an industry-leading, digital wealth management provider, for a cash consideration of USD 1.4 billion. This acquisition is aligned with our growth strategy in the Americas, will broaden our reach among affluent investors and add a new digital-first offering increasing our distribution capabilities. The transaction is subject to customary closing conditions, including regulatory approvals, and is expected to close in the second half of 2022. Upon closing of the transaction, UBS Group’s CET1 capital ratio is expected to decrease approximately 0.4 percentage points, mainly due to the deduction of newly recognized goodwill and intangible assets from CET1 capital.

Strategic partnership with Sumitomo Mitsui Trust Holdings

In 2019, UBS entered into a strategic wealth management partnership in Japan with Sumitomo Mitsui Trust Holdings, Inc. (SuMi Trust Holdings). In January 2020, the first phase was launched, with operations commencing in the joint venture that was established to promote our respective services. At the time, UBS and SuMi Trust Holdings also started offering each other’s products and services to their respective clients.

In the third quarter of 2021, the second phase of the partnership was completed, with the launch of a new operational partnership entity, UBS SuMi TRUST Wealth Management Co., Ltd., which is 51% owned and controlled by UBS, requiring us to consolidate this entity. The new entity offers global securities and wealth management capabilities, together with the custody, real estate, inheritance and wealth transfer expertise of a Japanese trust banking group.

Upon completion of this transaction in the third quarter of 2021, UBS’s CET1 capital increased by USD 189 million, with no effect on profit or loss.

UBS Group | Introduction and basis for preparation

Sale of our remaining investment in Clearstream Fund Centre

On 1 June 2021, we sold our remaining minority investment in Clearstream Fund Centre to Deutsche Börse AG for CHF 390 million. The transaction follows the sale of a majority investment and successful transfer of control of Fondcenter AG to Deutsche Börse AG in September 2020. The sale of our remaining 48.8% investment resulted in a post-tax gain of USD 37 million in Asset Management, with no associated net tax expense. The increase in UBS’s CET1 capital of USD 412 million was significantly greater than the gain in IFRS equity, due to the effect of goodwill associated with the investment, which had been deducted from CET1 capital. Long-term commercial cooperation arrangements remain in place for the provision of services by Clearstream to UBS, including jointly servicing banks and insurance companies.

Changes to Pillar 3 disclosure requirements

First publication of the Pillar 3 ”LIQ2 – Net stable funding ratio” table

As a result of the NSFR regulation, which was adopted by the Swiss Federal Council in 2020 and became effective on 1 July 2021, the semi-annual “LIQ2 – Net stable funding ratio” table is disclosed for the first time in this report.

›    Refer to the “Liquidity and funding” section of this report

Significant model updates and accounting and methodology changes effective in or from 2021

Material model updates

Effective from the third quarter of 2020, we began to phase in RWA increases resulting from new probability of default (PD) and loss given default (LGD) models for the mortgage portfolio in the US. As agreed with FINMA, the effect on RWA was phased in over six quarters, through the end of 2021, resulting in an increase of USD 0.5 billion in the fourth quarter and USD 2.0 billion in the full year 2021.

At the beginning of the second quarter of 2021, we also began to phase in an RWA increase related to a new model for structured margin loans and similar products in Global Wealth Management. This RWA increase is being phased in over five quarters and the model will be fully implemented by the second quarter of 2022. As a result, RWA increased by USD 0.7 billion in the fourth quarter of 2021, and will increase by USD 2.1 billion in the full year 2021.

In addition, we have updated the LGD model for mortgages in Switzerland, which resulted in an RWA increase of USD 0.9 billion in the second quarter of 2021.

Furthermore, the third quarter of 2021 also included an RWA reduction of USD 0.3 billion related to the introduction of new models for the leasing of aircraft and industrial goods.

Material regulatory add-ons

The third quarter included a market risk RWA increase due to the introduction of a regulatory add-on of USD 5.5 billion, which considers profit or loss resulting from time decay in addition to the regulatory value-at-risk (VaR) and stressed VaR. The fourth quarter of 2021 included a decrease of USD 2.0 billion related to time decay. The integration of time decay into the regulatory VaR model is subject to further discussions between FINMA and UBS.

The fourth quarter and the third quarter of 2021 also included RWA increases related to regulatory add-ons in credit and counterparty credit risk for prime brokerage clients of USD 1.2 billion each, resulting in a full year impact in 2021 of USD 2.4 billion.

Furthermore, the second quarter of 2021 included an RWA increase of USD 0.5 billion related to a regulatory add-on in connection with the introduction of a new model for credit card exposures in Switzerland and the third quarter of 2021 included an add-on of USD 0.4 billion for clients leasing aircraft and industrial goods.

Material methodology changes

A methodology change related to credit valuation adjustment (CVA) risk for derivative exposures with Lombard clients resulted in an increase of USD 1.1 billion in RWA in the first quarter of 2021.

Additionally, the approach used for the covered bonds within the high-quality liquid asset (HQLA) portfolio has been changed from the advanced internal ratings-based (A-IRB) approach to the standardized approach, as requested by FINMA, resulting in an RWA increase of USD 1.0 billion in the second quarter of 2021.

Operational risk RWA

During the fourth quarter of 2021, FINMA approved the annual Group advanced measurement approach (AMA) recalibration, resulting in an increase of operational risk (OR) RWA by USD 0.9 billion, to USD 76.7 billion. We expect to reflect additional OR RWA with a potential single-digit billion RWA impact in the first quarter of 2022 relating to the 13  December 2021 court decision in France on the cross-border wealth management business.

Significant regulatory and disclosure requirements to be adopted in 2022 or later

Basel III finalization and adjustments to market risk framework

The BCBS announced the finalization of the Basel III framework in December 2017, and published the final rules on the minimum capital requirements for market risk (the Fundamental Review of the Trading Book) in January 2019. In response to COVID-19, the Group of Central Bank Governors and Heads of Supervision, which acts as the Basel Committee’s oversight body, endorsed the deferral of the implementation date by one year, to 1 January 2023. The accompanying transitional arrangements for the output floor have also been extended by one year, to 1 January 2028. The most significant changes include:

–     placing floors on certain model inputs under the IRB approach to calculate credit risk RWA;

–     requiring the use of standardized approaches for calculation of the credit valuation adjustment and for operational risk RWA;

–     placing an aggregate output floor on the group RWA equal to 72.5% of the RWA calculated using a revised standardized approach; and

–     revising the LRD calculation and introducing a leverage ratio surcharge for global systemically important banks (G-SIBs).

The revisions to the minimum capital requirements on market risk include adjustments to the risk sensitivity of the standardized approach, the calibration of certain elements of the framework and adjustments of the internal models approach. The revised BCBS standards will take effect from 1 January 2023.

We expect the Swiss regulations to come into force in 2024.

›    Refer to “Capital management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2021, available under ”Annual reporting” at ubs.com/investors

Basel III finalization Pillar 3 disclosure requirements

The BCBS has updated the Pillar 3 disclosure requirements to reflect the revisions to the operational risk, market risk, credit risk, credit value adjustments and leverage ratio under the finalized Basel III framework. In addition, there will be new disclosure requirements on asset encumbrance and, if required by national supervisors at the jurisdictional level, on capital distribution constraints and sovereign exposures.

An update to the market risk disclosure requirements by BCBS followed in November 2021. The update reflects changes to the minimum capital requirements for market risk, which were published in January 2019. We expect the effective date in Switzerland to be aligned with the adoption of the Basel III finalization.

Basel III finalization revisions to the CVA risk framework

In July 2020, the BCBS replaced the CVA risk framework published in December 2017 with an updated standard. This final standard incorporates changes proposed in the consultation published in November 2019, and includes recalibrated risk weights, different treatment of certain client-cleared derivatives and an overall recalibration of the standardized and basic approach including a reduced value of the aggregate multiplier for banks using the standardized approach for credit valuation adjustment (SA-CVA). We expect the effective date in Switzerland to be aligned with the adoption of the Basel III finalization.

Basel III finalization to the leverage ratio treatment

In June 2019, the BCBS aligned the leverage ratio measurement of client-cleared derivatives with the standardized approach for counterparty credit risk (SA-CCR). This treatment permits both cash and non-cash forms of segregated initial margin, as well as cash and non-cash variation margin, received from a client to offset the replacement cost and potential future exposure for client-cleared derivatives only. We expect the effective date in Switzerland to be aligned with the adoption of the Basel III finalization.

Capital treatment of securitizations of non-performing loans

The BCBS issued a technical amendment in November 2020 that sets out capital requirements for non-performing loan securitizations. The technical amendment establishes a 100% risk weight for certain tranches of non-performing loan securitizations. The risk weights applicable to the other positions are determined by the existing hierarchy of approaches, in conjunction with a 100% risk weight floor and a ban on the use of certain inputs for capital requirements. This amendment does not change the applicable capital requirements to securitizations of performing assets. We expect the effective date in Switzerland to be aligned with the adoption of the Basel III finalization.

Minimum haircut floors for securities financing transactions

On 1 July 2021, the BCBS set out two technical amendments to the standard on minimum haircut floors for securities financing transactions (SFTs). The technical amendments address an interpretative issue relating to collateral upgrade transactions and correct for a misstatement in the formula used to calculate haircut floors for netted SFTs.

Revision of the Swiss Banking Act

In December 2021, the Swiss Parliament adopted a revision of the Banking Act. The legislative amendment aims to strengthen depositor protection and promote financial system stability by reducing the time needed to pay out protected deposits through the depositor protection scheme in the event a bank enters bankruptcy. Among other measures, it will also require banks to deposit 50% of the contribution obligations in securities or Swiss francs. The revision also introduces amendments with regard to insolvency law and segregation, in particular the introduction of a more detailed and solid legal basis for bail-in, including the ranking of claims subject to bail in, ensuring legal certainty for the operationalization of a bail-in. The new provisions also provide for the subordination of bail-in-bonds, with the exception of such bail-in-bonds issued by a holding company if other debt ranking pari-passu does not exceed 5% of the total bail-in-bond debt. The revised Banking Act will enter into force at the beginning of 2023. We expect moderate costs for all Switzerland-based UBS Group entities that are within the scope of the revision.

EU banking legislative package

In October 2021, the European Commission (the EC) published a legislative proposal to amend the EU’s prudential rules for banks to implement the remaining elements of Basel III and revised rules on resolution (CRR III). Once finalized, the EC envisages that these requirements are likely to take effect beginning in 2025 and UBS Europe SE will be subject to these final provisions.

In addition, the proposal, which may be adjusted in the political process and is expected to be finalized by the end of 2023, includes a requirement that certain banking and investment services must be provided through a branch in the EU. UBS Group entities currently provide such services in the EU on a cross-border basis. UBS will assess the final requirements to determine whether changes are required ahead of the new framework entering into force.

UBS Europe SE is currently subject to the Capital Requirements Regulation (CRR) II framework (Regulation EU 876/2019), which came into force in June 2021.

UBS Group | Introduction and basis for preparation

Significant BCBS and FINMA consultation papers

Swiss Federal Council report on systemically important banks and revision of the Swiss Liquidity Ordinance

In June 2021, the Swiss Federal Council issued the results of its bi-annual review of the Swiss too-big-to-fail regulatory framework. The Swiss Federal Council concluded that no fundamental changes to the framework are needed. Potential areas for adjustment identified include further tightening of the liquidity requirements for systemically important banks and the alignment of incentive systems to support a bank’s resolvability.

In September 2021, the Swiss Federal Department of Finance launched a consultation on proposed revisions to the Swiss Liquidity Ordinance, with the aim of strengthening the resilience of systemically important banks in Switzerland. As proposed, the revisions would increase the regulatory minimum liquidity requirements for systemically important banks, including UBS. The final rule is expected to be published later this year.

Prudential treatment of cryptoasset exposures

In June 2021, the BCBS issued a consultation on the prudential treatment of banks’ cryptoasset exposures. The proposed prudential treatment divides cryptoassets into two groups, with the first group fulfilling a set of classification conditions and being eligible for treatment under the existing Basel framework (with some modifications and additional guidance). The second group covers cryptoassets that do not fulfill the classification conditions and as, according to the BCBS, they pose additional and higher risks, they would be subject to a new conservative prudential treatment based on a risk weight of 1250% applied to the maximum of long and short positions. The consultation ended on 10 September 2021.

The proposals are expected to be subject to changes, and in November 2021 the BCBS stated that it will further specify the proposed prudential treatment, with a view to issuing another consultative document by mid-2022.

Frequency and comparability of Pillar 3 disclosures

The table on the next page summarizes the reporting frequency for each disclosure as per the current FINMA requirements applicable to UBS.

We provide quantitative comparative information as of 30 September 2021 for disclosures required on a quarterly basis and as of 30 June 2021 for disclosures required on a semi-annual basis. Where specifically required by FINMA and / or the BCBS, we disclose comparative information for additional reporting dates.

Where required, movement commentary is aligned with the corresponding disclosure frequency required by FINMA and always refers to the latest comparative period. Throughout this report, signposts are displayed at the beginning of a section, table or chart – Annual | Semi-annual | Quarterly | – indicating whether the disclosure is provided annually, semi-annually or quarterly. A triangle symbol – p  p  p  – indicates the end of the signpost.

›    Refer to our 31 March 2021, 30 June 2021 and 30 September 2021 Pillar 3 Reports, available under “Pillar 3 disclosures” at ubs.com/investors, for more information about previously published quarterly movement commentary

›    Refer to our 30 June 2021 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information about previously published semi-annual movement commentary

The following table outlines the annual, semi-annual and quarterly disclosure requirements that are satisfied in this report for UBS Group and significant regulated subsidiaries and sub-groups as applicable. For specific disclosures, this report may refer to our Annual Report 2021.

FINMA reference[1]	Disclosure title in this report	Section of this report	Page number in this report
Annual disclosure requirements
OVA	Bank risk management approach	Introduction and basis for preparation	11–12
LI1	Differences between accounting and regulatory scopes of consolidation and mapping of financial statements with regulatory risk categories	Section 3 Linkage between financial statements and regulatory exposures	23–24
LI2	Main sources of differences between regulatory exposure amounts and carrying values in financial statements (under the regulatory scope of consolidation)	Section 3 Linkage between financial statements and regulatory exposures	25
LIA	Explanations of differences between accounting and regulatory exposure amounts	Section 3 Linkage between financial statements and regulatory exposures	24–25
PV1	Prudent valuation adjustments (PVA)	Section 11 Going and gone concern requirements and eligible capital	96
GSIB1	Disclosure of G-SIB indicators	Section 16 Requirements for global systemically important banks and related indicators	107
LIQA	Liquidity risk management	Section 14 Liquidity and funding	104
CRA	Credit risk management	Section 4 Credit risk	27
CRB

Additional disclosure related to the credit quality of assets:

–     Breakdown of exposures by industry

–     Breakdown of exposures by geographical area

–     Breakdown of exposures by residual maturity

–     Credit-impaired exposures by industry

–     Credit-impaired exposures by geographical area

–     Past due exposures

–     Breakdown of restructured exposures between credit-impaired and non-credit-impaired

		Section 4 Credit risk	29 29 30 31 31 32 32
CRC	Credit risk mitigation	Section 4 Credit risk	33
CRD	Qualitative disclosures on banks’ use of external credit ratings under the standardized approach for credit risk	Section 4 Credit risk	35
CRE	Internal ratings-based models	Section 4 Credit risk	38
CR9	IRB – backtesting of probability of default (PD) per portfolio	Section 4 Credit risk	49–55
CCRA	Counterparty credit risk management	Section 5 Counterparty credit risk	57
SECA	– Introduction – Objectives, roles and involvement	Section 7 Securitization	73 73–74
MRA	Market risk	Section 8 Market risk	76
MRB	Internal models approach	Section 8 Market risk	79
IRRBBA	Interest rate risk in the banking book	Section 10 Interest rate risk in the banking book	86
IRRBB1	Quantitative information about IRRBB	Section 10 Interest rate risk in the banking book	86
IRRBBA1	Quantitative disclosures relating to the position structure and interest rate reset of IRRBB risk	Section 10 Interest rate risk in the banking book	87–88
REMA	Remuneration policy	Section 15 Remuneration	106
ORA	Operational risk	Section 9 Operational risk	85
–	VaR- and SVaR-based RWA	Section 8 Market risk	81
–	RniV-based RWA	Section 8 Market risk	83
–	IRC-based RWA	Section 8 Market risk	84
–	Comprehensive risk measure	Section 8 Market risk	84

UBS Group | Introduction and basis for preparation

FINMA reference[1]	Disclosure title in this report	Section in this report	Page number in this report
Semi-annual disclosure requirements
CR1	Credit quality of assets	Section 4 Credit risk	28
CR2	Changes in stock of defaulted loans, debt securities and off-balance sheet exposures	Section 4 Credit risk	28
CR3	Credit risk mitigation techniques – overview	Section 4 Credit risk	34
CR4	Standardized approach – credit risk exposure and credit risk mitigation (CRM) effects	Section 4 Credit risk	36
CR5	Standardized approach – exposures by asset classes and risk weights	Section 4 Credit risk	37
CR6	IRB – credit risk exposures by portfolio and PD range	Section 4 Credit risk	39–46
CR7	IRB – effect on RWA of credit derivatives used as CRM techniques	Section 4 Credit risk	47
CR10	IRB (equities under the simple risk-weight method)	Section 4 Credit risk	56
CCR1	Analysis of counterparty credit risk (CCR) exposure by approach	Section 5 Counterparty credit risk	58
CCR2	Credit valuation adjustment (CVA) capital charge	Section 5 Counterparty credit risk	59
CCR3	Standardized approach – CCR exposures by regulatory portfolio and risk weights	Section 5 Counterparty credit risk	59
CCR4	IRB – CCR exposures by portfolio and PD scale	Section 5 Counterparty credit risk	60–64
CCR5	Composition of collateral for CCR exposure	Section 5 Counterparty credit risk	65
CCR6	Credit derivatives exposures	Section 5 Counterparty credit risk	66
CCR8	Exposures to central counterparties	Section 5 Counterparty credit risk	67
SEC1, SEC2, SEC3, SEC4	Tailored table “Securitization exposures in the banking and trading book and associated regulatory capital requirements“	Section 7 Securitizations	75
MR1	The data is reflected in the “Securitization exposures in the banking and trading book and associated regulatory capital requirements” table	Section 7 Securitizations	75
MR3	IMA values for trading portfolios	Section 8 Market risk	80
MR4	Comparison of VaR estimates with gains / losses	Section 8 Market risk	82
CC1	Composition of regulatory capital	Section 11 Going and gone concern requirements and eligible capital	93–95
CC2	Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation	Section 11 Going and gone concern requirements and eligible capital	91–92
CCA	Main features of regulatory capital instruments and other TLAC-eligible instruments

n/a – The CCA table is published on our website. Refer to the document titled “Capital and total loss-absorbing capacity instruments of UBS Group AG consolidated and UBS AG consolidated and standalone – key features” under “Bondholder information” at ubs.com/investors, for more information.

			n/a
CCyB1	Geographical distribution of credit exposures used in the countercyclical capital buffer	Section 11 Going and gone concern requirements and eligible capital	90
TLAC1	TLAC composition for G-SIBs (at resolution group level)	Section 12 Total loss-absorbing capacity	97
TLAC2	Material sub-group entity – creditor ranking at legal entity level	Significant regulated subsidiaries and sub-groups: Section 5 UBS Americas Holding LLC consolidated	126
TLAC3	Creditor ranking at legal entity level for the resolution entity, UBS Group AG	Section 12 Total loss-absorbing capacity	98
–	Main legal entities consolidated under IFRS but not included in the regulatory scope of consolidation	Section 3 Linkage between financial statements and regulatory exposures	24
LIQ2	Net Stable Funding Ratio (NSFR)	Section 14 Liquidity and funding	105

FINMA reference[1]	Disclosure title in this report	Section in this report	Page number in this report
Quarterly disclosure requirements
KM1	Key metrics

UBS Group:

Section 1 Key metrics

Significant regulated subsidiaries and sub-groups:

Section 2 UBS AG standalone

Section 3 UBS Switzerland AG standalone

Section 4 UBS Europe SE consolidated

Section 5 UBS Americas Holding LLC consolidated

			18–19 111 117 124 125
KM2	Key metrics – TLAC requirements (at resolution group level)	Section 1 Key metrics	18, 20
OV1	Overview of RWA	Section 2 Overview of risk-weighted assets	21–22
CR8	RWA flow statements of credit risk exposures under IRB	Section 4 Credit risk	48
CCR7	RWA flow statements of CCR exposures under internal model method (IMM) and value-at-risk (VaR)	Section 5 Counterparty credit risk	66
MR2	RWA flow statements of market risk exposures under an internal models approach	Section 8 Market risk	78
LR1	BCBS Basel III leverage ratio summary comparison	Section 13 Leverage ratio	101
LR2	BCBS Basel III leverage ratio common disclosure	Section 13 Leverage ratio	100
LIQ1	Liquidity coverage ratio	Section 14 Liquidity and funding	103
–	High-quality liquid assets	Section 14 Liquidity and funding	102
–	Swiss SRB going and gone concern requirements and information	UBS Group: Section 11 Going and gone concern requirements and eligible capital Significant regulated subsidiaries and sub-groups: Section 2 UBS AG standalone Section 3 UBS Switzerland AG standalone	89 111 117
–	Swiss SRB going and gone concern information	Significant regulated subsidiaries and sub-groups: Section 2 UBS AG standalone Section 3 UBS Switzerland AG standalone	115 120
–	Reconciliation of IFRS total assets to BCBS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions	Section 13 Leverage ratio	99
–	Swiss SRB leverage ratio denominator	Significant regulated subsidiaries and sub-groups: Section 2 UBS AG standalone Section 3 UBS Switzerland AG standalone	116 121

1 Disclosure requirement per FINMA Circular 2016/1 “Disclosure – banks.”

UBS Group | Introduction and basis for preparation

Format of Pillar 3 disclosures

As defined by FINMA, certain Pillar 3 disclosures follow a fixed format, whereas other disclosures are flexible and may be modified to a certain degree to present the most relevant information. Pillar 3 requirements are presented under the relevant FINMA table / template reference (e.g., OVA, OV1, LI1, etc.). Pillar 3 disclosures may also include row labeling (1, 2, 3, etc.) as prescribed by FINMA. Naming conventions used in our Pillar 3 disclosures are based on the FINMA guidance and may not reflect UBS naming conventions.

The FINMA-defined asset classes used within this Pillar 3 Report are as follows:

–     Central governments and central banks, consisting of exposures relating to governments at the level of the nation state and their central banks. The European Union is also treated as a central government.

–     Banks and securities dealers, consisting of exposures to legal entities holding banking licenses and securities firms subject to adequate supervisory and regulatory arrangements, including risk-based capital requirements. Securities firms can only be assigned to this asset class if they are subject to a supervision equivalent to that of banks.

–     Public-sector entities and multi-lateral development banks, consisting of exposures to institutions established on the basis of public law in different forms, such as administrative entities or public companies and regional governments, the Bank for International Settlements, the International Monetary Fund, and eligible multi-lateral development banks recognized by FINMA.

–     Corporates: specialized lending, consisting of exposures relating to income-producing real estate and high-volatility commercial real estate, commodities finance, project finance, and object finance.

–     Corporates: other lending, consisting of all exposures to corporates that are not specialized lending. This asset class includes private commercial entities, such as corporations, partnerships or proprietorships, insurance companies and funds (including managed funds).

–     Retail: residential mortgages, consisting of residential mortgages, regardless of exposure size, if the owner occupies or rents out the mortgaged property.

–     Retail: qualifying revolving retail exposures, consisting of unsecured and revolving credits to individuals that exhibit appropriate loss characteristics relating to credit card relationships at UBS.

–     Retail: other, consisting primarily of Lombard lending that represents loans made against the pledge of eligible marketable securities or cash, as well as exposures to small businesses, private clients and other retail customers without mortgage financing.

–     Equity, consisting of instruments that have no stated or predetermined maturity and represent a residual interest in the net assets of an entity.

–     Other assets, consisting of the remainder of exposures which UBS is exposed to, mainly non-counterparty-related assets.

Governance over Pillar 3 disclosures

The Board of Directors (the BoD) and senior management are responsible for establishing and maintaining an effective internal control structure over the disclosure of financial information, including Pillar 3 disclosures. In line with BCBS and FINMA requirements, we have a BoD-approved Pillar 3 disclosure governance policy in place, which includes information about the key internal controls and procedures designed to govern the preparation, review and sign-off of Pillar 3 disclosures. This Pillar 3 Report has been verified and approved in line with that policy.

Risk management framework

Our Group-wide risk management framework is applied across all risk types. The table below presents an overview of risk management disclosures that are provided separately in our Annual Report 2021, available under “Annual reporting” at ubs.com/investors.

Annual |

OVA: Bank risk management approach
Pillar 3 disclosure requirement	Annual Report 2021 section	Disclosure		Annual Report 2021 page number

Business model and risk profile	Our strategy, business model and environment	–	Risk factors	63-73
		–	Market climate and industry trends	33-36
	Risk, capital, liquidity and funding, and balance sheet	– – – – – – – – – – – –

Overview of risks arising from our business activities

Risk categories

Top and emerging risks

Risk appetite framework

Risk measurement

Credit risk – Key developments, Main sources of credit risk, Overview of measurement, monitoring and management techniques, Credit risk profile of the Group

Market risk – Key developments, Main sources of market risk, Overview of measurement, monitoring and management techniques

Interest rate risk in the banking book

Other market risk exposures

Country risk framework, Country risk exposure

Operational risk framework

Risk management and control principles

99 100-101 102 105-107 110-112 113-114 131 135-138 138-139 140-142 148 106

Risk governance	Risk, capital, liquidity and funding, and balance sheet	– – – – –

Risk categories

Risk governance

Interest rate risk in the banking book – Risk management and governance

Liquidity and funding management – Strategy, objectives and governance

Capital management – Capital management objectives, Capital planning and activities

100-101 103-104 136 164 151

Communication and enforcement of risk culture within the bank	Risk, capital, liquidity and funding, and balance sheet	– – – –	Risk governance Risk appetite framework Internal risk reporting Operational risk framework	103-104 105-107 108 148
Scope and main features of risk measurement systems	Risk, capital, liquidity and funding, and balance sheet	– – – – –

Risk measurement

Credit risk – Overview of measurement, monitoring and management techniques

Market risk – Overview of measurement, monitoring and management techniques

Country risk exposure measure

Advanced measurement approach model

110-112 114 131 140 149

Risk information reporting	Risk, capital, liquidity and funding, and balance sheet	– – –	Risk governance Internal risk reporting Risk management and control principles	103-104 108 106

UBS Group | Introduction and basis for preparation

OVA: Bank risk management approach (continued)
Pillar 3 disclosure requirement	Annual Report 2021 section	Disclosure		Annual Report 2021 page number

Stress testing	Risk, capital, liquidity and funding, and balance sheet	–	Risk appetite framework	105-107
		–	Stress testing	110-111
		–	Credit risk models – Stress loss	126
		–	Market risk stress loss	132
		–	Interest rate risk in the banking book	135-138
		–	Other market risk exposures	138-139
		–	Liquidity management – Stress testing	164
Strategies and processes applied to manage, hedge and mitigate risks	Risk, capital, liquidity and funding, and balance sheet	–	Credit risk – Overview of measurement, monitoring and management techniques	114
		–	Credit risk mitigation	121-122
		–	Market risk – Overview of measurement, monitoring and management techniques	131
		–	Value-at-risk	132-135
		–	Interest rate risk in the banking book	135-138
		–	Other market risk exposures	138-139
		–	Country risk exposure	140-141
		–	Operational risk framework	148
		–	Liquidity and funding management	164-167
		–	Currency management	177
		–	Risk management and control principles	106
	Consolidated financial statements	–	Note 10 Derivative instruments	322-323
		–	Note 20d Maximum exposure to credit risk	343
		–	Note 21i Maximum exposure to credit risk for financial instruments measured at fair value	362
		–	Note 22 Offsetting financial assets and financial liabilities	364-365

p

Our approach to measuring risk exposure and risk-weighted assets

Depending on the intended purpose, the measurement of risk exposure that we apply may differ. Exposures may be measured for financial accounting purposes under IFRS for deriving our regulatory capital requirement or for internal risk management and control purposes. Our Pillar 3 disclosures are generally based on measures of risk exposure used to derive the regulatory capital required under Pillar 1. Our RWA are calculated according to the BCBS Basel III framework, as implemented by the Swiss Capital Adequacy Ordinance issued by the Swiss Federal Council and by the associated circulars issued by FINMA.

The table below provides a summary of the approaches we use for the main risk categories to determine the regulatory risk exposure and RWA.

Category	Definition of risk	Regulatory risk exposure	Risk-weighted assets (RWA)
I. Credit risk
Credit risk

Credit risk is the risk of a loss resulting from the failure of a counterparty to meet its contractual obligations toward UBS arising from transactions such as loans, debt securities held in our banking book and undrawn credit facilities.

Refer to section 4, Credit risk.

Exposure at default (EAD) is the amount we expect a counterparty to owe us at the time of a possible default. For banking products, the EAD generally equals the IFRS carrying amount as of the reporting date. The EAD is expected to remain constant over the 12-month period. For loan commitments, a credit conversion factor is applied to model expected future drawdowns over the 12-month period.

We apply two approaches to measure credit risk RWA:

–     Advanced internal ratings-based (A-IRB) approach, applied for the majority of our businesses. Counterparty risk weights are determined by reference to internal probability of default and loss given default estimates.

–     Standardized approach (SA), generally based on external ratings for a sub-set of our credit portfolio where internal measures are not available.

Non-counterparty-related risk

Non-counterparty-related risk (NCPA) denotes the risk of a loss arising from changes in value or from liquidation of assets not linked to any counterparty, for example, premises, equipment and software, and deferred tax assets on temporary differences.

Refer to section 2, Overview of risk-weighted assets.

		The IFRS carrying amount is the basis for measuring NCPA exposure.	We measure non-counterparty-related risk RWA by applying prescribed regulatory risk weights to the NCPA exposure.
Equity positions in the banking book

Risk from equity positions in the banking book refers to the investment risk arising from equity positions and other relevant investments or instruments held in our banking book.

Refer to section 4, Credit risk.

		The IFRS carrying amount is the basis for measuring risk exposure for equity securities held in our banking book, but reflecting a net position.	We measure the RWA from equity positions in the banking book by applying prescribed regulatory risk weights to our listed and unlisted equity exposures.

UBS Group | Introduction and basis for preparation

Category	Definition of risk	Regulatory risk exposure	Risk-weighted assets (RWA)
II. Counterparty credit risk
Counterparty credit risk

Counterparty credit risk is the risk that a counterparty for over-the-counter (OTC) derivatives, exchange-traded derivatives (ETDs) or securities financing transactions (SFTs) will default before the final settlement of a transaction and cause a loss to the firm if the transaction has a positive economic value at the time of default.

Refer to section 5, Counterparty credit risk.

We primarily use internal models to measure counterparty credit risk exposures to third parties. All internal models are approved by FINMA.

–     For OTC derivatives and ETDs,  we apply the effective expected positive exposure (EEPE) and stressed expected positive exposure (SEPE) as defined in the Basel III framework.

–     For SFTs, we apply the close-out period approach.

In certain instances where risk models are not available:

–     Exposure on OTC derivatives and ETDs is calculated considering the net positive replacement values and potential future exposure.

–     Exposure for SFTs is based on the IFRS carrying amount, net of collateral mitigation.

We apply two approaches to measure counterparty credit risk RWA:

–     Advanced internal ratings-based (A-IRB) approach, applied for the majority of our businesses. Counterparty risk weights are determined by reference to internal counterparty ratings and loss given default estimates.

–     Standardized approach (SA), generally based on external ratings for a sub-set of our credit portfolio, where internal measures are not available.

We apply an additional credit valuation adjustment (CVA) capital charge to hold capital against the risk of mark-to-market losses associated with the deterioration of counterparty credit quality.

Settlement risk

Settlement risk is the risk of loss resulting from transactions that involve exchange of value (e.g., security versus cash) where we must deliver without first being able to determine with certainty that we will receive the countervalue.

Refer to section 2, Overview of risk-weighted assets.

		The IFRS carrying amount is the basis for measuring settlement risk exposure.	We measure settlement risk RWA through the application of prescribed regulatory risk weights to the settlement risk exposure.
III. Securitization exposures in the banking book
Securitization exposures in the banking book	Exposures arising from traditional and synthetic securitizations held in our banking book. Refer to section 7, Securitizations.

The IFRS carrying amount after eligible regulatory credit risk mitigation and credit conversion factor is the basis for measuring securitization exposure. For synthetic securitization transactions, the exposure is equal to the fair value of the net long or short securitization position.

Consistent with the BCBS, we apply the FINMA-defined hierarchy of approaches for banking book securitizations to measure RWA:

–     Internal ratings-based approach (SEC-IRBA), considering the advanced IRB risk weights, if the securitized pool largely consists of IRB positions and internal ratings are available.

–     External ratings-based approach (SEC-ERBA), if the IRB approach cannot be applied, risk weights are applied based on external ratings, provided that we are able to demonstrate our expertise in critically reviewing and challenging the external ratings.

–     Standardized approach (SEC-SA) or 1,250% risk weight factor, if none of the aforementioned approaches can be applied, we would apply the standardized approach where the delinquency status of a significant portion of the underlying exposure can be determined or a risk weight of 1,250%.

For re-securitization exposures we apply either the standardized approach or a risk weight factor of 1,250%.

Category	Definition of risk	Regulatory risk exposure	Risk-weighted assets (RWA)
IV. Market risk
Value-at-risk (VaR)

VaR is a statistical measure of market risk, representing the market risk losses that could potentially be realized over a set time horizon (holding period) at an established level of confidence. For regulatory VaR, the holding period is 10 days and the confidence level is 99%. For our risk management measure, Management VaR, we apply a holding period of 1 day and a confidence level of 95%.

For further differences between the regulatory and Management VaR, refer to the “Risk management and control” section of our Annual Report 2021.

Refer to section 8, Market risk.

The VaR component of market risk RWA is calculated by taking the maximum of the period-end VaR and the product of the average VaR for the 60 trading days immediately preceding the period end and a VaR multiplier. The quantity is then multiplied by a risk weight factor of 1,250% to determine RWA. The VaR multiplier is dependent on the number of VaR backtesting exceptions within the most recent 250-trading-day window.

Stressed VaR (SVaR)

SVaR is a 10-day 99% VaR measure estimated with model parameters that are calibrated to historical data covering a one-year period of significant financial stress relevant to the firm’s current portfolio.

Refer to section 8, Market risk.

The derivation of SVaR RWA is similar to the one explained above for VaR. Unlike VaR, SVaR is computed weekly, and as a result the average SVaR is computed over the most recent 12 observations.
Add-on for risks not in VaR (RniV)

Potential risks that are not fully captured by our VaR model are referred to as RniV. We have a framework to identify and quantify these potential risks and underpin them with capital.

Refer to section 8, Market risk.

Our RniV framework is used to derive the RniV-based component of the market risk RWA, which is approved by FINMA. Since the second quarter of 2018, RniV and RWA resulting from RniV are recalibrated on a monthly basis.

As the RWA from RniV are add-ons, they do not reflect any diversification benefits across risks capitalized through VaR and SVaR.

Incremental risk charge (IRC)

The IRC represents an estimate of the default and rating migration risk of all trading book positions with issuer risk, except for equity products and securitization exposures, measured over a one-year time horizon at a 99.9% confidence level.

Refer to section 8, Market risk.

The IRC is calculated weekly, and the results are used to derive the IRC-based component of the market risk RWA. The derivation is similar to that for VaR- and SVaR-based RWA, but without a VaR multiplier.

Comprehensive risk measure (CRM)

The CRM is an estimate of the default and complex price risk, including the convexity and cross-convexity of the CRM portfolio across credit spread, correlation and recovery, measured over a one-year time horizon at a 99.9% confidence level.

Refer to section 8, Market risk.

Since the second quarter of 2019, we have not held eligible correlation trading positions. Prior to then, the CRM was calculated weekly and used to derive the CRM-based component of the market risk RWA, with the calculation subject to a floor equal to 8% of the equivalent capital charge under the specific risk measure (SRM) for the correlation trading portfolio.

Securitization / re-securitization in the trading book	Risk arising from traditional and synthetic securitizations held in our trading book. Refer to section 7, Securitizations and section 8, Market risk.	The exposure is equal to the fair value of the net long or short securitization position.	We measure trading book securitization RWA using the Ratings-based approach, i.e., applying risk weights based on external ratings.
V. Operational risk
Operational risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including cyber risk. Operational risk includes, among others, legal risk, conduct risk and compliance risk.

Refer to section 9, Operational risk.

We use the advanced measurement approach to measure operational risk RWA in accordance with FINMA requirements.

UBS Group

UBS Group | Section 1  Key metrics

Section 1  Key metrics

Key metrics of the fourth quarter of 2021

Quarterly | The KM1 and KM2 tables on the following pages are based on Basel Committee on Banking Supervision (BCBS) Basel III rules. The KM2 table includes a reference to the total loss-absorbing capacity (TLAC) term sheet, published by the Financial Stability Board (the FSB). The FSB provides this term sheet at fsb.org/2015/11/total-loss-absorbing-capacity-tlac-principles-and-term-sheet.

Our capital ratios increased, primarily reflecting increases in capital, while our leverage ratios decreased, mainly reflecting increases in the leverage ratio denominator. Our common equity tier 1 (CET1) capital increased by USD 0.3 billion to USD 45.3 billion, mainly reflecting operating profit before tax of USD 1.7 billion, USD 0.2 billion higher eligible deferred tax assets on temporary differences and positive foreign currency translation effects of USD 0.1 billion, partly offset by accruals for dividends of USD 0.7 billion, share repurchases of USD 0.6 billion and current tax expenses of USD 0.4 billion.

Our tier 1 capital increased by USD 0.1 billion to USD 60.5 billion, primarily reflecting the aforementioned increase in our CET1 capital, partly offset by a decrease in our additional tier 1 (AT1) capital, reflecting effects from interest rate risk hedges and foreign currency translation.

The TLAC available as of 31 December 2021 included CET1 capital, AT1 and tier 2 capital instruments eligible under the TLAC framework, and non-regulatory capital elements of TLAC. Under the Swiss systemically relevant bank (SRB) framework, including transitional arrangements, TLAC excludes 45% of the gross unrealized gains on debt instruments measured at fair value through other comprehensive income for accounting purposes, which for regulatory capital purposes are measured at the lower of cost or market value. This amount was negligible as of 31 December 2021, but is included as available TLAC in the KM2 table in this section.

Our available TLAC increased by USD 1.9 billion to USD 104.8 billion in the fourth quarter of 2021, reflecting the aforementioned USD 0.1 billion increase in our tier 1 capital and a USD 1.9 billion increase in non-regulatory capital instruments. The increase of USD 1.9 billion in non-regulatory capital instruments was mainly due to four new issuances of TLAC-eligible senior unsecured debt denominated in euro, pounds sterling and Swiss francs amounting to USD 3.8 billion equivalent, partly offset by a USD 1.4 billion equivalent TLAC-eligible senior unsecured debt that ceased to be eligible as it had less than one year to maturity, and effects from interest rate risk hedges.

Risk-weighted assets (RWA) decreased slightly, by USD 0.2 billion, to USD 302.2 billion, despite an increase of USD 1.0 billion related to currency effects. Decreases in market risk RWA of USD 3.0 billion, counterparty credit risk RWA of USD 2.3 billion, investments in funds in the banking book RWA of USD 0.8 billion and CVA RWA of USD 0.4 billion were almost entirely offset by increases in credit risk RWA of USD 4.8 billion, operational risk RWA of USD 1.0 billion and RWA on deferred tax assets of USD 0.6 billion.

Leverage ratio exposure increased by USD 24 billion to USD 1,069 billion, including currency effects of USD 5 billion, mainly driven by higher central bank balances, loans, and trading assets, partly offset by a decrease in derivative exposures.

In the fourth quarter of 2021, the UBS Group quarterly average liquidity coverage ratio (LCR) decreased 2 percentage points to 155%, remaining above the prudential requirement communicated by the Swiss Financial Market Supervisory Authority (FINMA). The average LCR decrease was driven by a decrease in average high-quality liquid assets of USD 3.0 billion to USD 227.9 billion, driven by matured unsecured debt issued. Average net cash outflows were unchanged at USD 146.8 billion.

As of 31 December 2021, our net stable funding ratio (NSFR) was 119%, an increase of 1 percentage point compared with our NSFR as of 30 September 2021. This reflected a USD 19.4 billion increase in available stable funding, mainly driven by higher customer deposits, partly offset by an increase in required stable funding of USD 14.9 billion from higher lending and trading portfolio. p

Quarterly |

KM1: Key metrics
USD million, except where indicated
		31.12.21	30.9.21	30.6.21	31.3.21	31.12.20
Available capital (amounts)
1	Common Equity Tier 1 (CET1)	45,281	45,022	42,583	40,426	39,890
1a	Fully loaded ECL accounting model CET1[1]	45,267	45,008	42,561	40,403	39,856
2	Tier 1	60,488	60,369	59,188	56,288	56,178
2a	Fully loaded ECL accounting model Tier 1[1]	60,475	60,355	59,166	56,264	56,144
3	Total capital	61,928	61,855	61,184	58,822	61,226
3a	Fully loaded ECL accounting model total capital[1]	61,914	61,841	61,162	58,799	61,193
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	302,209	302,426	293,277	287,828	289,101
4a	Minimum capital requirement[2]	24,177	24,194	23,462	23,026	23,128
4b	Total risk-weighted assets (pre-floor)	302,209	302,426	293,277	287,828	289,101
Risk-based capital ratios as a percentage of RWA
5	CET1 ratio (%)	14.98	14.89	14.52	14.05	13.80
5a	Fully loaded ECL accounting model CET1 ratio (%)[1]	14.98	14.88	14.51	14.04	13.79
6	Tier 1 ratio (%)	20.02	19.96	20.18	19.56	19.43
6a	Fully loaded ECL accounting model Tier 1 ratio (%)[1]	20.01	19.96	20.17	19.55	19.42
7	Total capital ratio (%)	20.49	20.45	20.86	20.44	21.18
7a	Fully loaded ECL accounting model total capital ratio (%)[1]	20.49	20.45	20.85	20.43	21.17
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (%)	2.50	2.50	2.50	2.50	2.50
9	Countercyclical buffer requirement (%)	0.02	0.02	0.02	0.02	0.02
9a	Additional countercyclical buffer for Swiss mortgage loans (%)
10	Bank G-SIB and / or D-SIB additional requirements (%)	1.00	1.00	1.00	1.00	1.00
11	Total of bank CET1 specific buffer requirements (%)	3.52	3.52	3.52	3.52	3.52
12	CET1 available after meeting the bank’s minimum capital requirements (%)	10.48	10.39	10.02	9.55	9.30
Basel III leverage ratio[3]
13	Total Basel III leverage ratio exposure measure	1,068,862	1,044,916	1,039,939	1,038,225	1,037,150
14	Basel III leverage ratio (%)	5.66	5.78	5.69	5.42	5.42
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	5.66	5.78	5.69	5.42	5.41
Liquidity coverage ratio (LCR)[4]
15	Total high-quality liquid assets (HQLA)	227,891	230,885	232,026	221,371	214,276
16	Total net cash outflow	146,820	146,831	149,183	146,314	140,891
16a	of which: cash outflows	275,373	275,057	283,772	284,510	268,941
16b	of which: cash inflows	128,554	128,226	134,588	138,197	128,050
17	LCR (%)	155	157	156	151	152
Net stable funding ratio (NSFR)[5]
18	Total available stable funding	578,379	558,936
19	Total required stable funding	488,067	473,140
20	NSFR (%)	119	118

1 The fully loaded ECL accounting model excludes the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    2 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    3 The leverage ratio exposure and leverage ratios for the respective period in 2020 do not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Going and gone concern requirements and eligible capital” section of our 31 December 2020 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.    4 Calculated based on an average of 66 data points in the fourth quarter of 2021 and 65 data points in the third quarter of 2021. For the prior quarter data points, please refer to the respective Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information. Refer to the “Liquidity and funding” section of this report for more information.    5 Refer to the “Introduction and basis for preparation” section of this report and to the “Liquidity and funding management” section of the UBS Group third quarter 2021 report for more information.

p

UBS Group | Section 1  Key metrics

Quarterly |

KM2: Key metrics – TLAC requirements (at resolution group level)[1]
USD million, except where indicated
		31.12.21	30.9.21	30.6.21	31.3.21	31.12.20
1	Total loss-absorbing capacity (TLAC) available	104,783	102,840	104,348	100,720	101,814
1a	Fully loaded ECL accounting model TLAC available[2]	104,769	102,827	104,325	100,697	101,780
2	Total RWA at the level of the resolution group	302,209	302,426	293,277	287,828	289,101
3	TLAC as a percentage of RWA (%)	34.67	34.01	35.58	34.99	35.22
3a	Fully loaded ECL accounting model TLAC as a percentage of fully loaded ECL accounting model RWA (%)[2]	34.67	34.00	35.57	34.98	35.21
4	Leverage ratio exposure measure at the level of the resolution group[3]	1,068,862	1,044,916	1,039,939	1,038,225	1,037,150
5	TLAC as a percentage of leverage ratio exposure measure (%)	9.80	9.84	10.03	9.70	9.82
5a	Fully loaded ECL accounting model TLAC as a percentage of fully loaded ECL accounting model leverage exposure measure (%)[2,3]	9.80	9.84	10.03	9.70	9.81
6a	Does the subordination exemption in the antepenultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No
6b	Does the subordination exemption in the penultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No
6c

If the capped subordination exemption applies, the amount of funding issued that ranks pari passu with excluded liabilities and that is recognized as external TLAC, divided by funding issued that ranks pari passu with excluded liabilities and that would be recognized as external TLAC if no cap was applied (%)

		N/A – Refer to our response to 6b.

1 Resolution group level is defined as the UBS Group AG consolidated level.    2 The fully loaded ECL accounting model excludes the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    3 The leverage ratio exposure and leverage ratios for the respective period in 2020 do not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Going and gone concern requirements and eligible capital” section of our 31 December 2020 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.

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Section 2  Overview of risk-weighted assets

RWA development in the fourth quarter of 2021

Quarterly | The OV1 table on the following page provides an overview of our RWA and the related minimum capital requirements by risk type. The table presented is based on the respective FINMA template and empty rows indicate current non-applicability to UBS.

During the fourth quarter of 2021, RWA decreased slightly by USD 0.2 billion to USD 302.2 billion, despite an increase of USD 1.0 billion related to currency effects. Decreases in market risk RWA of USD 3.0 billion, counterparty credit risk RWA of USD 2.3 billion, investments in funds in the banking book RWA of USD 0.8 billion, and CVA RWA of USD 0.4 billion were almost entirely offset by increases in credit risk RWA of USD 4.8 billion, operational risk RWA of USD 1.0 billion and RWA on deferred tax assets of USD 0.6 billion.

Market risk RWA decreased by USD 3.0 billion, mainly due to a USD 2.4 billion decrease in regulatory add-ons, primarily related to time decay, and a USD 0.5 billion decrease from slightly lower average value-at-risk (VaR) levels in the Investment Bank’s Global Markets business. The integration of time decay into the regulatory VaR model is subject to further discussions between FINMA and UBS.

Counterparty credit risk RWA decreased by USD 2.3 billion, driven by a reduction in asset size and other movements of USD 3.3 billion, mainly due to lower derivatives and SFTs in the Investment Bank as a result of lower client activity, and a decrease of USD 0.2 billion from currency effects. These decreases were partly offset by a USD 1.2 billion add-on for prime brokerage clients.

Investments in funds in the banking book RWA decreased by USD 0.8 billion, mainly due to the redemption of seed capital during the fourth quarter of 2021.

Credit risk RWA increased by USD 4.8 billion, partly driven by an increase of USD 1.9 billion from asset size and other movements, mainly due to higher loans in the Investment Bank and in Global Wealth Management. Furthermore, the fourth quarter of 2021 included model updates of USD 1.8 billion, primarily due to a USD 0.7 billion quarterly phase-in impact for structured margin loans and similar products in Global Wealth Management, as well as a USD 0.5 billion quarterly phase-in impact of new probability of default (PD) and loss given default (LGD) models for the mortgage portfolio in the US. In addition, the fourth quarter of 2021 included an increase of USD 0.3 billion related to an enhancement of the guarantee framework in Personal & Corporate Banking. Further, currency effects resulted in an increase of USD 1.1 billion.

Operational risk RWA increased by USD 1.0 billion, driven by the annual recalibration of the AMA model used for the calculation of operational risk capital.

The flow tables for credit risk, counterparty credit risk and market risk RWA in the respective sections of this report provide further details regarding the movements in RWA in the fourth quarter of 2021.

More information about RWA movements in the fourth quarter of 2021 is provided on pages 42-43 of our fourth quarter 2021 report, available under “Quarterly reporting” at ubs.com/investors.

Additional information about capital management and RWA, including details regarding movements in RWA during 2021, is provided on pages 158-160 in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2021, available under ”Annual reporting” at ubs.com/investors.  p

UBS Group | Section 2  Overview of risk-weighted assets

Quarterly |

OV1: Overview of RWA
		RWA					Section or table reference	Minimum capital requirements[1]
USD million		31.12.21	30.9.21	30.6.21	31.3.21	31.12.20		31.12.21
1	Credit risk (excluding counterparty credit risk)	151,926	147,143	146,162	137,485	139,846	4	12,154
2	of which: standardized approach (SA)	35,473	34,959	34,895	31,299	31,565	CR4	2,838
2a	of which: non-counterparty-related risk	12,916	12,842	12,921	12,922	13,393	CR4	1,033
3	of which: foundation internal ratings-based (F-IRB) approach
4	of which: supervisory slotting approach
5	of which: advanced internal ratings-based (A-IRB) approach	116,453	112,184	111,267	106,186	108,281	CR6, CR7, CR8	9,316
6	Counterparty credit risk[2]	37,980	40,270	39,058	40,691	40,354	5, CCR1, CCR8	3,038
7	of which: SA for counterparty credit risk (SA-CCR)	6,378	7,437	7,406	7,193	6,006		510
8	of which: internal model method (IMM)	17,506	18,555	17,232	19,352	19,380	CCR7	1,400
8a	of which: value-at-risk (VaR)	8,854	8,921	7,909	7,353	8,386	CCR7	708
9	of which: other CCR	5,242	5,356	6,510	6,793	6,581		419
10	Credit valuation adjustment (CVA)	3,611	4,054	3,938	4,080	2,945	5, CCR2	289
11	Equity positions under the simple risk-weight approach	3,396	3,308	3,197	2,794	2,795	4, CR10	272
12	Equity investments in funds – look-through approach	774	1,100	1,070	893	882		62
13	Equity investments in funds – mandate-based approach	1,160	1,331	1,486	1,916	648		93
14	Equity investments in funds – fallback approach	106	393	378	86	126		8
15	Settlement risk	393	549	341	341	372		31
16	Securitization exposures in banking book	375	405	379	281	314	7	30
17	of which: securitization internal ratings-based approach (SEC-IRBA)
18	of which: securitization external ratings-based approach (SEC-ERBA), including internal assessment approach (IAA)	257	260	305	265	301	7	21
19	of which: securitization standardized approach (SEC-SA)	118	145	74	16	13	7	9
20	Market Risk	11,080	14,044	7,818	10,354	11,841	7,8	886
21	of which: standardized approach (SA)	652	684	726	588	456	7	52
22	of which: internal models approach (IMA)	10,428	13,359	7,093	9,767	11,385	MR2	834
23	Capital charge for switch between trading book and banking book[3]
24	Operational risk	76,743	75,775	75,775	75,775	75,775		6,139
25	Amounts below thresholds for deduction (250% risk weight)[4]	14,665	14,055	13,676	13,133	13,202		1,173
25a	of which: deferred tax assets	11,367	10,803	10,392	9,906	9,981		909
26	Floor adjustment[5]
27	Total	302,209	302,426	293,277	287,828	289,101		24,177

1 Calculated based on 8% of RWA.    2 Excludes settlement risk, which is separately reported in line 15 “Settlement risk.” Includes RWA with central counterparties. The split between the sub-components of counterparty credit risk refers to the calculation of the exposure measure.    3 Not applicable until the implementation of the final rules on the minimum capital requirements for market risk (the Fundamental Review of the Trading Book).    4 Includes items subject to threshold deduction treatment that do not exceed their respective threshold and are risk-weighted at 250%. Items subject to threshold deduction treatment include significant investments in common shares of non-consolidated financial institutions (banks, insurance and other financial entities) and deferred tax assets arising from temporary differences.    5 No floor effect, as 80% of our Basel I RWA, including the RWA equivalent of the Basel I capital deductions, do not exceed our Basel III RWA, including the RWA equivalent of the Basel III capital deductions.

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Section 3  Linkage between financial statements and regulatory exposures

This section provides information about the differences between our regulatory exposures and carrying amounts presented in our financial statements prepared in accordance with International Financial Reporting Standards (IFRS). Assets and liabilities presented in our IFRS financial statements may be subject to more than one risk framework, as explained further on the next page.

Annual |

LI1: Differences between accounting and regulatory scopes of consolidation and mapping of financial statement categories with regulatory risk categories
31.12.21	Carrying values as reported in published financial statements	Carrying values under scope of regulatory consolidation	Carrying values of items:
USD million			Subject to credit risk framework[1]	Subject to counterparty credit risk framework[2]	Subject to securitization framework[3]	Subject to market risk framework	Not subject to capital requirements or subject to deduction from capital
Assets
Cash and balances at central banks	192,817	192,817	192,817
Loans and advances to banks	15,480	15,377	14,649	728[4]
Receivables from securities financing transactions	75,012	74,985		74,985
Cash collateral receivables on derivative instruments	30,514	30,514		30,514		1,208
Loans and advances to customers	397,761	397,802	393,939	3,260[4]	603
Other financial assets measured at amortized cost	26,209	26,107	25,981	1,996[6]
Total financial assets measured at amortized cost	737,794	737,601	627,385	111,483	603	1,208
Financial assets at fair value held for trading	130,821	130,821	4,830[5]	43,397[6]	85	125,906
of which: assets pledged as collateral that may be sold or repledged by counterparties	43,397	43,397		43,397		43,397
Derivative financial instruments	118,142	118,154		118,154		118,154
Brokerage receivables	21,839	21,839	5,657	16,183
Financial assets at fair value not held for trading[7]	60,080	38,773	27,401	6,904[6,8]	35	11,516
Total financial assets measured at fair value through profit or loss	330,882	309,588	37,887	184,637	120	255,576
Financial assets measured at fair value through other comprehensive income	8,844	8,809	8,809
Investments in associates	1,243	1,291	1,269				22
Property, equipment and software	12,888	12,838	12,838
Goodwill and intangible assets	6,378	6,309					6,309
Deferred tax assets	8,876	8,860[9]	4,422				4,438
Other non-financial assets	10,277	10,267	4,708			5,258	300
Total assets	1,117,182	1,095,564	697,318	296,121	723	262,042	11,069
Liabilities
Amounts due to banks	13,101	13,101					13,101
Payables from securities financing transactions	5,533	5,533		5,533
Cash collateral payables on derivative instruments	31,798	31,798		31,798		758
Customer deposits	542,007	542,023					542,023
Debt issued measured at amortized cost	139,155	139,154					139,154
Other financial liabilities measured at amortized cost	9,001	9,000					9,000
Total financial liabilities measured at amortized cost	740,595	740,610		37,331		758	703,279
Financial liabilities at fair value held for trading	31,688	31,688				31,688
Derivative financial instruments	121,309	121,321		121,288		121,288	33[10]
Brokerage payables designated at fair value	44,045	44,045		24,144			19,901
Debt issued designated at fair value	73,799	73,799				71,018	2,781
Other financial liabilities designated at fair value	30,074	8,608		6,881		8,348	90
Total financial liabilities measured at fair value through profit or loss	300,916	279,462		152,313		232,342	22,805
Provisions	3,518	3,517					3,517
Other non-financial liabilities	11,151	11,117					11,117
Total liabilities	1,056,180	1,034,706		189,645		233,100	740,718

1 Includes non-counterparty-related risk, equity investments in funds subject to a look-through approach, mandate-based approach, fallback approach and equity positions in the banking book subject to the simple risk weight method of USD 21,072 million, which are excluded from the credit risk tables CR1, CR2, CR3 and CRB in section 4 of this report, resulting in IFRS carrying values reflected in the credit risk section of USD 676,246 million. However, credit risk tables CR4 and CR5 include non-counterparty-related risk, and credit risk table CR10 includes equity positions in the banking book subject to the simple risk weight method.    2 Includes settlement risk, which is not included in section 5 of this report.    3 This column only consists of securitization positions in the banking book. Trading book securitizations are included in the “Subject to market risk framework” column.    4 Consists of default fund contribution and margin loans, which are both subject to counterparty credit risk.    5 Includes trading portfolio assets in the banking book and traded loans.    6 Includes assets pledged as collateral, since collateral posted is subject to counterparty credit risk.    7 Funded collar trades without rehypothecation rights are treated as non-credit-bearing exposures and are excluded from the “Subject to credit risk framework” column.    8 Includes securities financing transactions, as well as other exposures subject to the counterparty credit risk framework.    9 Net of deferred tax liabilities, which are offset against prudential filters (e.g., goodwill and intangibles, as well as cash flow hedges) in the regulatory capital calculation.    10 Relates to the carrying values of derivative loan commitments and forward starting SFTs that are measured at fair value. The replacement values are not representative for our capital calculations.

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UBS Group | Section 3  Linkage between financial statements and regulatory exposures

Annual | The LI1 table on the previous page provides a breakdown of the IFRS balance sheet into the risk types used to calculate our regulatory capital requirements. Cash collateral receivables and payables on derivative instruments, derivative financial instruments, and financial assets at fair value not held for trading are subject to capital requirements under both market risk and counterparty credit risk frameworks. In addition, other financial assets measured at amortized cost, financial assets measured at fair value through profit or loss and financial assets measured at fair value through other comprehensive income include securities that have been pledged as collateral. These securities are also considered in the counterparty credit risk framework, as collateral pledged is subject to counterparty credit risk. Foreign exchange risk in the banking book is captured by the market risk framework. Banking book positions with foreign exchange risk are not included in the column regarding market risk. p

LIA: Explanation of the differences between the IFRS and regulatory scopes of consolidation

Annual | The scope of consolidation for the purpose of calculating Group regulatory capital is generally the same as the consolidation scope under IFRS and includes subsidiaries that are directly or indirectly controlled by UBS Group AG and are active in banking and finance. However, subsidiaries consolidated under IFRS whose business is outside the banking and finance sector are excluded from the regulatory scope of consolidation. Subject to the regulatory auditor’s consent, a subsidiary fully consolidated under IFRS may be proportionately consolidated under the regulatory scope of consolidation on an exceptional basis provided that (i) the bank’s obligation to support the company subject to consolidation is limited to the bank’s own holding quota and (ii) the remaining shareholders or partners are required to provide support in proportion to their holding quota and are legally and financially able to fulfill their obligations. The key difference between the IFRS and regulatory scope of consolidation as of 31 December 2021 relates to investments in insurance, real estate and commercial companies, as well as investment vehicles, that are consolidated under IFRS but are either proportionately consolidated or not consolidated for regulatory capital purposes where they are subject to risk-weighting.

The table below provides a list of the most significant entities that were included in the IFRS scope of consolidation but not in the regulatory scope of consolidation. These entities account for most of the difference between the “Balance sheet in accordance with IFRS scope of consolidation” and the “Balance sheet in accordance with regulatory scope of consolidation” columns in the CC2 table. Such difference is mainly related to financial assets at fair value not held for trading and other financial liabilities designated at fair value. As of 31 December 2021, entities consolidated under either IFRS or the regulatory scope of consolidation did not report any significant capital deficiencies.

In the banking book, certain equity investments are not consolidated under either the IFRS or under the regulatory scope. As of 31 December 2021, these investments mainly consisted of infrastructure holdings and joint operations (e.g., settlement and clearing institutions, and stock and financial futures exchanges) and included our participation in SIX Group. These investments are risk-weighted based on applicable threshold rules.

More information about the legal structure of UBS Group and the IFRS scope of consolidation is provided on pages 14 and 292, respectively, of our Annual Report 2021, available under “Annual reporting” at ubs.com/investors. p

Semi-annual |

Main legal entities consolidated under IFRS but not included in the regulatory scope of consolidation
	31.12.21
USD million	Total assets[1]	Total equity[1]	Purpose
UBS Asset Management Life Ltd	21,511	44	Life insurance
1 Total assets and total equity on a standalone basis.

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Annual |

LI2: Main sources of differences between regulatory exposure amounts and carrying values in financial statements (under the regulatory scope of consolidation)
31.12.21		Total	Items subject to:
USD million			Credit risk framework	Counterparty credit risk framework	Securitization framework	Market risk framework
1	Asset carrying value amount under scope of regulatory consolidation (as per template LI1)	1,095,564	697,318[1]	296,121	723	262,042
2	Liabilities carrying value amount under scope of regulatory consolidation[2]	(125,515)		(125,515)
3	Total net amount under regulatory scope of consolidation	970,049	697,318	170,604	723	262,042
4	Off-balance sheet amounts (post-CCF; e.g., guarantees, commitments)[3]	104,079	103,271	808
5	Differences due to prudential filters	(11,069)
6	Derivatives: PFE and collateral mitigation (including off-balance sheet exposures)	86,893		86,893
7	SFTs: Collateral mitigation (including off-balance sheet exposures)	(76,458)		(76,458)
8	Other differences including collateral mitigation in the banking book	(95,746)	(5,918)			(261,537)[4]
9	Exposure amounts considered for regulatory purposes	977,747	794,671	181,849	723	504

1 Includes non-counterparty-related risk, equity investments in funds subject to look-through approach, mandate-based approach, fallback approach and equity positions in the banking book subject to the simple risk weight method of USD 21,072 million, which are excluded from the credit risk tables CR1, CR2, CR3 and CRB in section 4 of this report, resulting in IFRS carrying values reflected in the credit risk section of USD 676,246 million. However, credit risk tables CR4 and CR5 include non-counterparty-related risk, and credit risk table CR10 includes equity positions in the banking book subject to the simple risk weight method.    2 Includes the amounts of financial instruments and cash collateral considered for netting per the relevant netting agreement in order to not exceed the net amount of financial assets presented on the balance sheet (included in row 1); i.e., over-collateralization, where it exists, is not reflected in the table.    3 Includes off-balance sheet exposures where a credit conversion factor is applied.    4 Exposure at default is only calculated for securitization exposures in the trading book, resulting in a difference between carrying amounts and exposure amounts considered for regulatory purposes. The effect on the total exposure is higher, since certain exposures are subject to regulatory capital charges in both the market risk and the counterparty credit risk categories.

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Regulatory exposures

Annual | The LI2 table above illustrates the key differences between regulatory exposure amounts and accounting carrying amounts under the regulatory scope of consolidation. In addition to the accounting carrying amounts, the regulatory exposure amounts include:

–     netting of financial instruments and cash collateral where an enforceable master netting agreement is in place (row 2);

–     off-balance sheet amounts not related to derivatives and securities financing transactions (SFTs) (row 4);

–     potential future exposure (PFE) for derivatives, offset by eligible financial collateral deductions (row 6);

–     effects from the model calculation of effective expected positive exposure (EEPE) applied to derivatives (row 6);

–     any collateral mitigation through the application of the close-out period approach or the comprehensive measurement approach (row 7); and

–     effects of collateral mitigation in the banking book (row 8).

The regulatory exposure amount excludes prudential filters (row 5), consisting of items subject to deduction from capital, which are not risk-weighted. In addition, exposures that are only subject to market risk do not create any regulatory exposure, as their risk is reflected as part of our market risk risk-weighted asset (RWA) calculation (row 8). p

Fair value measurement

The table below refers to additional information about fair value measurement that is provided in our Annual Report 2021, available under “Annual reporting” at ubs.com/investors.

Annual |

LIA: Explanations of differences between accounting and regulatory exposure amounts

Pillar 3 disclosure requirement	Annual Report 2021 section	Disclosure		Annual Report 2021 page number

Valuation methodologies applied, including mark-to-market and mark-to-model methodologies in use	Consolidated financial statements	–	Note 21a Valuation principles	348
		–	Note 21c Fair value hierarchy	349–354
		–	Note 21f Level 3 instruments: valuation techniques and inputs	357–359
Description of the independent price verification process	Consolidated financial statements	–	Note 21b Valuation governance	348
Procedures for valuation adjustments or reserves for valuing trading positions by type of instrument	Consolidated financial statements	–	Note 21d Valuation adjustments	355–356

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UBS Group | Section 4   Credit risk

Section 4  Credit risk

Introduction

Semi-annual | This section provides information about the exposures subject to the Basel III credit risk framework. Information about counterparty credit risk is reflected in the “Counterparty credit risk” section of this report. Securitization positions are reported in the “Securitizations” section of this report.

The tables in this section provide details regarding the exposures relevant for determining the firm’s credit risk-related regulatory capital requirement. The parameters applied under the advanced internal ratings-based (A-IRB) approach are generally based on the same methodologies, data and systems we use for internal credit risk quantification, except where certain treatments are specified by regulatory requirements. These include, for example, the application of regulatory prescribed floors and multipliers, and differences with respect to eligibility criteria and exposure definitions. The exposure information presented in this section may thus differ from our internal management view disclosed in the “Risk management and control” sections of our quarterly and annual reports. Similarly, the regulatory capital prescribed measure of credit risk exposure also differs from how it is defined under International Financial Reporting Standards (IFRS). p

Credit risk exposure categories

Semi-annual | The definitions of the Swiss Financial Market Supervisory Authority (FINMA) defined Pillar 3 credit risk exposure categories “Loans” and “Debt securities” below, as referred to in the “CR1: Credit quality of assets” and “CR3: Credit risk mitigation techniques – overview” tables in this section, provide a link to the IFRS balance sheet structure.

The Pillar 3 category “Loans” consists of financial instruments held with the intent to collect the contractual payments and includes the following IFRS balances to the extent that they are subject to the credit risk framework:

–     Balances at central banks;

–     Loans and advances to banks;

–     Loans and advances to customers;

–     Other financial assets measured at amortized cost, excluding money market instruments, checks and bills, and other debt instruments;

–     traded loans in the banking book that are included within Financial assets at fair value held for trading;

–     Brokerage receivables;

–     loans including structured loans that are included within Financial assets at fair value not held for trading;  and

–     Other non-financial assets.

The Pillar 3 category “Debt securities” includes the following IFRS balances to the extent that they are subject to the credit risk framework:

–     money market instruments, checks and bills, and other debt instruments that are included within Other financial assets measured at amortized cost;

–     Financial assets at fair value held for trading, excluding traded loans;

–     Financial assets at fair value not held for trading, excluding loans; and

–     Financial assets measured at fair value through other comprehensive income. p

General information about credit risk

The table below presents an overview of Pillar 3 disclosures that are provided separately in our Annual Report 2021, available under “Annual reporting” at ubs.com/investors.

Annual |

CRA: Credit risk management
Pillar 3 disclosure requirement	Annual Report 2021 section	Disclosure		Annual Report 2021 page number

Translation of the business model into the components of the bank’s credit risk profile	Risk management and control	–	Key risks by business division and Group Functions	99
		–	Risk categories	100-101
		–	Credit risk profile of the Group	114
		–	Main sources of credit risk	113
	Consolidated financial statements	–	Note 20d Maximum exposure to credit risk	343
Criteria and approach used for defining credit risk management policy and for setting credit risk limits	Risk management and control	–	Risk governance	103–104
		–	Risk appetite framework	105–107
		–	Risk measurement	110–112
		–	Credit risk – Overview of measurement, monitoring and management techniques	114
Structure and organization of the credit risk management and control function	Risk management and control	–	Risk governance	103–104
Interaction between the credit risk management, risk control, compliance and internal audit functions	Risk management and control	–	Risk governance	103–104
		–	Risk appetite framework	105–107
Scope and content of the reporting on credit risk exposure to the executive management and to the board of directors	Risk management and control	–	Risk governance	103–104
		–	Internal risk reporting	108
		–	Credit risk profile of the Group	114
		–	Risk appetite framework	105–107

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UBS Group | Section 4   Credit risk

Semi-annual | The CR1 table below provides a breakdown of defaulted and non-defaulted loans, debt securities and off-balance sheet exposures. The table includes a split of expected credit loss (ECL) accounting provisions based on the standardized approach and the internal ratings-based approach.

Increases in net carrying values of Loans and decreases in net carrying values of Debt securities, when compared with 30 June 2021, are explained in the CR3 table of this report.

For information about the definitions of default and credit impairment, refer to page 129 of our Annual Report 2021, which is available under ”Annual reporting” at ubs.com/investors.

More information about the net value movements related to Loans and Debt securities shown in the table is provided on page 34 in the “CR3: Credit risk mitigation techniques – overview” table. p

Semi-annual |

CR1: Credit quality of assets
		Gross carrying amounts of:		Allowances / impairments	Of which: ECL accounting provisions for credit losses on SA exposures		Of which: ECL accounting provisions for credit losses on A-IRB exposures (stage 1, 2, 3)	Net values
USD million		Defaulted exposures[1]	Non-defaulted exposures		Allocated in regulatory category of Specific (stage 3 credit-impaired)	Allocated in regulatory category of General (stage 1 & 2)
31.12.21
1	Loans[2]	2,414	619,072	(962)[4]	(96)	(58)	(808)	620,524
2	Debt securities		55,724	(2)		(2)		55,722
3	Off-balance sheet exposures[3]	196	64,203	(156)[4]	(1)	(1)	(153)	64,243
4	Total	2,610	738,999	(1,120)[4]	(97)	(62)	(961)	740,489

30.6.21
1	Loans[2]	2,979	577,556	(1,079)[4]	(108)	(65)	(906)	579,456
2	Debt securities		58,041					58,041
3	Off-balance sheet exposures[3]	339	66,375	(170)[4]	(1)	(3)	(166)	66,544
4	Total	3,318	701,972	(1,249)[4]	(110)	(68)	(1,072)	704,041

31.12.20
1	Loans[2]	3,504	562,025	(1,207)[4]	(115)	(73)	(1,019)	564,322
2	Debt securities		74,059					74,059
3	Off-balance sheet exposures[3]	273	67,794	(205)[4]	(1)	(6)	(197)	67,862
4	Total	3,778	703,878	(1,412)[4]	(116)	(80)	(1,216)	706,243

1 Defaulted exposures are in line with credit-impaired exposures (stage 3) under IFRS 9. Refer to Note 20 “Expected credit loss measurement“ of our Annual Report 2021 for more information about IFRS 9.    2 Loan exposure is reported in line with the Pillar 3 definition. Refer to “Credit risk exposure categories” in this section for more information about the classification of Loans and Debt securities.    3 Off-balance sheet exposures include unutilized credit facilities, guarantees provided and forward starting loan commitments but exclude prolongations of loans that do not increase the initially committed loan amount. Unutilized credit facilities exclude unconditionally revocable as well as uncommitted credit facilities, even if they attract RWA.    4 Expected credit loss allowances and provisions amount to USD 1,165 million as of 31 December 2021, as disclosed in Note 20 of our Annual Report 2021. This Pillar 3 table excludes ECL on revocable off-balance sheet exposures (31 December 2021: USD 38 million; 30 June 2021: USD 36 million; 31 December 2020: USD 50 million), ECL on exposures subject to counterparty credit risk (31 December 2021: USD 4 million; 30 June 2020: USD 7 million; 31 December 2020: USD 5 million) and ECL on irrevocable committed prolongation of loans that do not give rise to additional credit exposures (31 December 2021: USD 3 million; 30 June 2021: USD 3 million; 31 December 2020: USD 2 million).

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Semi-annual | The CR2 table below presents changes in stock of defaulted loans, debt securities and off-balance sheet exposures for the second half of 2021. The total amount of defaulted loans and debt securities was USD 2.6 billion as of 31 December 2021, a decrease from USD 3.3 billion as of 30 June 2021. p

Semi-annual |

CR2: Changes in stock of defaulted loans, debt securities and off-balance sheet exposures
USD million		For the half year ended 31.12.21[1]	For the half year ended 30.6.21[1]
1	Defaulted loans, debt securities and off-balance sheet exposures as of the beginning of the half year	3,318	3,778
2	Loans and debt securities that have defaulted since the last reporting period	321	378
3	Returned to non-defaulted status	(523)	(390)
4	Amounts written off	(93)	(44)
5	Other changes	(413)	(404)
6	Defaulted loans, debt securities and off-balance sheet exposures as of the end of the half year	2,610	3,318

1 Off-balance sheet exposures include unutilized credit facilities, guarantees provided and forward starting loan commitments, but exclude prolongations of loans that do not increase the initially committed loan amount. Unutilized credit facilities exclude unconditionally revocable and uncommitted credit facilities, even if they attract RWA.

p

Annual | Amounts shown in the tables below and on the following pages relate to on-balance sheet IFRS carrying amounts, as well as off-balance sheet items according to the regulatory scope of consolidation that give rise to credit risk exposure under the Basel III framework. p

Annual |

CRB: Breakdown of exposures by industry
31.12.21
USD million	Central banks[3]	Banks[3]	Construc- tion	Electricity, gas, water supply	Financial services	Hotels and restaurants	Manufac- turing[4]	Mining	Private households	Public authorities	Real estate and rentals	Retail and wholesale[5]	Services	Other[6]	Total carrying amount of assets
Loans[1]	192,121	16,405	3,112	1,400	78,399	2,185	4,076	653	246,268	2,618	22,889	11,462	32,812	6,123	620,524
Debt securities	1,968	12,626	0	452	11,723	0	0	0	1	26,453	0	0	2,457	42	55,722
Off-balance sheet exposures[2]	0	4,450	1,733	829	11,320	1,118	9,893	1,270	5,624	1,684	1,866	8,319	13,271	2,866	64,243
Total	194,089	33,481	4,846	2,682	101,442	3,303	13,969	1,923	251,892	30,755	24,756	19,781	48,540	9,031	740,489

31.12.20
Loans[1]	157,530	15,275	2,901	1,022	76,718	2,144	4,020	566	235,062	2,325	20,239	10,518	29,917	6,085	564,322
Debt securities	613	13,429	0	251	12,722	0	1	0	2	41,920	0	0	5,112	11	74,059
Off-balance sheet exposures[2]	1	7,300	1,306	817	14,248	826	11,847	1,545	6,871	1,364	1,186	7,012	10,772	2,766	67,862
Total	158,144	36,004	4,207	2,090	103,688	2,970	15,867	2,111	241,934	45,609	21,425	17,530	45,801	8,863	706,243

1 Loan exposure is reported in line with the IFRS definition.    2 Off-balance sheet exposures include unutilized credit facilities, guarantees provided and forward starting loan commitments, but exclude prolongations of loans that do not increase the initially committed loan amount. Unutilized credit facilities exclude unconditionally revocable and uncommitted credit facilities, even if they attract RWA.    3 Effective from 31 December 2021, we disclose banks and central banks in separate columns.    4 Includes the chemicals industry.    5 Includes the food and beverages industry.    6 Consists of transport, storage, communications and other.

p

Annual | The table below provides a breakdown of our credit risk exposures by geographical area. The geographical distribution is based on the legal domicile of the counterparty or issuer. p

Annual |

CRB: Breakdown of exposures by geographical area
31.12.21
USD million	Asia Pacific	Latin America	Middle East and Africa	North America	Switzerland	Rest of Europe	Total carrying amount of assets
Loans[1]	47,007	6,524	10,239	184,479	295,622	76,653	620,524
Debt securities	8,219	651	632	27,008	3,761	15,450	55,722
Off-balance sheet exposures[2]	4,009	407	2,752	22,045	23,776	11,253	64,243
Total	59,235	7,583	13,623	233,532	323,159	103,357	740,489

31.12.20
Loans[1]	38,864	5,759	8,570	147,448	296,912	66,769	564,322
Debt securities	13,168	814	397	34,309	4,080	21,291	74,059
Off-balance sheet exposures[2]	4,957	444	3,583	23,839	22,211	12,827	67,862
Total	56,990	7,017	12,550	205,596	323,203	100,887	706,243

1 Loan exposure is reported in line with the IFRS definition.    2 Off-balance sheet exposures include unutilized credit facilities, guarantees provided and forward starting loan commitments, but exclude prolongations of loans that do not increase the initially committed loan amount. Unutilized credit facilities exclude unconditionally revocable and uncommitted credit facilities, even if they attract RWA.

p

UBS Group | Section 4   Credit risk

Annual | The table below provides a breakdown of our credit risk exposure by residual contractual maturity as of the reporting date. The residual contractual maturity of assets includes the effect of callable features. p

Annual |

CRB: Breakdown of exposures by residual maturity
31.12.21
USD million	Due in 1 year or less	Due between 1 year and 5 years	Due over 5 years	Total carrying amount of assets
Loans[1]	440,342	108,174	72,007	620,524
Debt securities	17,241	20,261	18,221	55,722
Off-balance sheet exposures[2]	27,291	30,875	6,077	64,243
Total	484,874	159,310	96,305	740,489

31.12.20
Loans[1]	396,329	104,352	63,641	564,322
Debt securities	31,226	22,651	20,181	74,059
Off-balance sheet exposures[2]	29,952	32,686	5,224	67,862
Total	457,508	159,689	89,047	706,243

1 Loan exposure is reported in line with the IFRS definition.    2 Off-balance sheet exposures include unutilized credit facilities, guarantees provided and forward starting loan commitments, but exclude prolongations of loans that do not increase the initially committed loan amount. Unutilized credit facilities exclude unconditionally revocable and uncommitted credit facilities, even if they attract RWA.

p

Annual |

CRB: Policies for past-due, non-performing and credit-impaired claims
Pillar 3 disclosure requirement	Annual Report 2021 section	Disclosure		Annual Report 2021 page number

Policies for past-due, non-performing and credit-impaired claims	Risk management and control	––	Credit risk: Non-performing Credit risk: Default and credit-impaired	128 129

p

Annual | The tables on the next page provide a breakdown of impaired exposures by geographical region and industry. The amounts shown are IFRS carrying amounts. The geographical distribution is based on the legal domicile of the counterparty or issuer. p

Annual |

CRB: Credit-impaired exposures by industry
31.12.21
USD million	Credit-impaired exposures, gross (stage 3)	Allowances for credit-impaired exposures	Credit-impaired exposures net of allowances	Write-offs for the year ended
Central Banks	0	0	0	0
Banks	1	0	1	0
Construction	155	(14)	142	(1)
Electricity, gas, water supply	7	(1)	7	0
Financial services	416	(132)	284	(7)
Hotels and restaurants	60	(4)	56	(10)
Manufacturing[1]	196	(114)	82	(8)
Mining	7	(1)	6	(14)
Private households	956	(131)	825	(41)
Public authorities	12	(5)	7	0
Real estate and rentals	103	(24)	79	(35)
Retail and wholesale[2]	338	(169)	169	(5)
Services	257	(36)	220	(14)
Transport, storage, communications and other	102	(31)	71	(1)
Total	2,610	(660)	1,949	(137)

31.12.20
Central banks	0	0	0	0
Banks	1	(1)	0	0
Construction	171	(20)	151	(2)
Electricity, gas, water supply	14	(3)	11
Financial services	515	(133)	382	(59)
Hotels and restaurants	92	(16)	76	(6)
Manufacturing[1]	202	(135)	66	(27)
Mining	44	(17)	27	(142)
Private households	1,431	(148)	1,282	(27)
Public authorities	33	(5)	28	0
Real estate and rentals	214	(55)	159	(15)
Retail and wholesale[2]	532	(185)	347	(53)
Services	251	(48)	203	(6)
Transport, storage, communications and other	278	(58)	220	(8)
Total	3,778	(826)	2,952	(346)
1 Includes the chemicals industry. 2 Includes the food and beverages industry.

p

Annual | The table below provides a breakdown of our credit risk exposures by geographical region. The geographical distribution is based on the legal domicile of the counterparty or issuer. p

Annual |

CRB: Credit-impaired exposures by geographical area
31.12.21
USD million	Credit-impaired exposures, gross (stage 3)	Allowances for credit-impaired exposures	Credit-impaired exposures net of allowances	Write-offs for the year ended
Asia Pacific	217	(81)	135	(1)
Latin America	31	(11)	20	0
Middle East and Africa	83	(61)	23	0
North America	458	(110)	347	(59)
Switzerland	1,517	(326)	1,191	(34)
Rest of Europe	305	(72)	233	(43)
Total	2,610	(660)	1,949	(137)

31.12.20
Asia Pacific	241	(88)	153	(1)
Latin America	77	(17)	60	(11)
Middle East and Africa	74	(62)	12	0
North America	1,017	(172)	845	(182)
Switzerland	1,983	(389)	1,594	(79)
Rest of Europe	386	(98)	288	(72)
Total	3,778	(826)	2,952	(346)

p

UBS Group | Section 4   Credit risk

Annual | The table below provides a breakdown of total loan balances where payments have been missed. The decrease in past-due amounts is mainly related to positions in the Investment Bank, as well as Personal & Corporate Banking. The amount of past-due mortgage loans was not significant compared with the overall size of the mortgage portfolio. Amounts in the table below are IFRS carrying amounts and include IFRS balance sheet lines Loans and advances to customers and Loans and advances to banks. p

Annual |

CRB: Past due exposures
USD million	31.12.21	31.12.20
1–10 days	69	245
11–30 days	327	117
31–60 days	95	237
61–90 days	228	44
>90 days	995	1,371
of which: mortgage loans	347[1]	709[1]
Total	1,715	2,014
1 Total mortgage loans as of 31 December 2021: USD 198 billion (31 December 2020: 196 billion).

p

Restructured exposures

Annual |

CRB: Restructured exposures
Pillar 3 disclosure requirement	Annual Report 2021 section	Disclosure		Annual Report 2021 page number

Restructured exposures	Risk management and control	–	Forbearance (credit restructuring)	130

p

Annual | The table below provides more information about restructured exposures as of 31 December 2021. The decrease is mainly related to Personal & Corporate Banking. p

Annual |

CRB: Breakdown of restructured exposures between credit-impaired and non-credit-impaired
	Credit-impaired		Non-credit-impaired		Total
USD million	31.12.21	31.12.20	31.12.21	31.12.20	31.12.21	31.12.20
Restructured exposures	1,199	1,600	1	0	1,200	1,600

p

Credit risk mitigation

The table below presents an overview of Pillar 3 disclosures provided separately in our Annual Report 2021, available under “Annual reporting” at ubs.com/investors.

Annual |

CRC: Credit risk mitigation
Pillar 3 disclosure requirement	Annual Report 2021 section	Disclosure		Annual Report 2021 page number

Core features of policies and processes for, and an indication of the extent to which the bank makes use of, on- and off-balance sheet netting	Risk management and control	–	Traded products	119–120
	Consolidated financial statements	– – –	Note 10 Derivative instruments Note 22 Offsetting financial assets and financial liabilities Note 1a item 2i Offsetting	322–323 364–365 301
Core features of policies and processes for collateral evaluation and management	Risk management and control	–	Credit risk mitigation	121–122
Information about market or credit risk concentrations under the credit risk mitigation instruments used	Risk management and control	– –	Risk concentrations Credit risk mitigation	112 121–122
	Consolidated financial statements	– – – –

Note 10 Derivative instruments

Note 20d Maximum exposure to credit risk

Note 21i Maximum exposure to credit risk for financial instruments measured at fair value

Note 22 Offsetting financial assets and financial liabilities

322–323 343 362 364–365

p

Additional information about counterparty credit risk mitigation is provided in the “Counterparty credit risk” section of this report.

UBS Group | Section 4   Credit risk

Semi-annual | The CR3 table below provides a breakdown of loans and debt securities into unsecured and partially or fully secured exposures, with additional information about the security type.

Compared with 30 June 2021, the carrying amount of unsecured loans increased by USD 32.3 billion to USD 229.1 billion, mainly due to an increase in cash and balances with central banks. Unsecured debt securities decreased by USD 2.3 billion to USD 55.7 billion, mainly due to disposals of high-quality liquid assets (HQLA), as well as currency effects.

The carrying amount of partially or fully secured exposures increased by USD 8.8 billion to USD 391.4 billion, mainly as a result of currency effects and an increase in secured loans to customers in our Global Wealth Management business. p

Semi-annual |

CR3: Credit risk mitigation techniques – overview[1]
					Secured portion of exposures partially or fully secured:
USD million		Exposures fully unsecured: carrying amount	Exposures partially or fully secured: carrying amount	Total: carrying amount	Exposures secured by collateral	Exposures secured by financial guarantees	Exposures secured by credit derivatives

31.12.21
1	Loans[2]	229,089	391,434	620,524	373,388	4,039	46
1a	of which: cash and balances at central banks	192,117		192,117
2	Debt securities	55,722		55,722
3	Total	284,811	391,434	676,246	373,388	4,039	46
4	of which: defaulted	171	1,597	1,768	1,122	154

30.6.21
1	Loans[2]	196,793	382,662	579,456	365,259	4,482	30
1a	of which: cash and balances at central banks	159,997		159,997
2	Debt securities	58,041		58,041
3	Total	254,835	382,662	637,497	365,259	4,482	30
4	of which: defaulted	114	2,110	2,224	1,368	195

31.12.20
1	Loans[2]	192,669	371,652	564,322	355,364	4,392	12
1a	of which: cash and balances at central banks	157,489		157,489
2	Debt securities	74,059		74,059
3	Total	266,729	371,652	638,381	355,364	4,392	12
4	of which: defaulted	250	2,461	2,711	1,662	218

1 Exposures in this table represent carrying amounts in accordance with the regulatory scope of consolidation.    2 Loan exposure is reported in line with the Pillar 3 definition. Refer to “Credit risk exposure categories” in this section for more information about the classification of loans and debt securities.

p

Credit risk under the standardized approach

Introduction

Annual | The standardized approach is generally applied where using the advanced internal ratings-based (A-IRB) approach is not possible. The standardized approach requires banks to, where possible, use risk assessments prepared by external credit assessment institutions (ECAIs) or export credit agencies to determine the risk weightings applied to rated counterparties. We use three FINMA-recognized ECAIs to determine the risk weights for certain counterparties according to the BCBS-defined asset classes: S&P, Moody’s Investors Service and Fitch Ratings.

The mapping of external ratings to the standardized approach risk weights is determined by FINMA and published on its website. There were no changes in the ECAIs used compared with 31 December 2020.

Debt instruments are risk-weighted in accordance with the specific issue ratings available. If there is no specific issue rating published by an ECAI, the issuer rating is applied to the senior unsecured claims of that issuer subject to the conditions prescribed by FINMA. For the asset classes Retail, Equity and Other assets, we apply the regulatory prescribed risk weights independent of an external credit rating. p

Annual |

CRD: Qualitative disclosures on banks’ use of external credit ratings under the standardized approach for credit risk
31.12.21
External ratings used
	Asset classes	Moody’s	S&P	Fitch
1	Central governments and central banks	l	l	l
2	Banks and securities dealers	l	l	l
3	Public-sector entities and multi-lateral development banks	l	l	l
4	Corporates	l	l	l

p

UBS Group | Section 4   Credit risk

Credit risk exposure and CRM effects

Semi-annual | The CR4 table below illustrates the credit risk exposure and effect of credit risk mitigation (CRM) on the calculation of capital requirements under the standardized approach. Compared with 30 June 2021, on-balance sheet exposures in the Central governments and central banks asset class decreased by USD 2.1 billion to USD 6.6 billion, mainly reflecting a decrease in nostros accounts and trading portfolio assets in the banking books in Group Treasury.

On-balance sheet exposures before credit conversion factors (CCF) and CRM in the Corporates asset class increased by USD 1.5 billion to USD 15.3 billion and RWA in the Corporates asset class increased by USD 1.8 billion to USD 11.6 billion, mainly due to an increase in loans in Global Wealth Management. p

Semi-annual |

CR4: Standardized approach – credit risk exposure and credit risk mitigation (CRM) effects[1]
		Exposures before CCF and CRM			Exposures post-CCF and post-CRM			RWA and RWA density
USD million, except where indicated		On-balance sheet amount	Off-balance sheet amount	Total	On-balance sheet amount	Off-balance sheet amount	Total	RWA	RWA density in %

31.12.21
Asset classes
1	Central governments and central banks	6,601		6,601	6,619	6	6,626	622	9.4
2	Banks and securities dealers	11,134	1,291	12,425	11,092	561	11,654	2,505	21.5
3	Public-sector entities and multi-lateral development banks	2,644	1,100	3,744	2,628	452	3,079	745	24.2
4	Corporates	15,349	10,220	25,569	15,312	1,079	16,392	11,551	70.5
5	Retail	11,207	3,814	15,021	10,990	502	11,492	7,135	62.1
6	Equity
7	Other assets[2]	13,571	191	13,762	13,571	45	13,615	12,916	94.9
8	Total	60,506	16,616	77,122	60,212	2,645	62,858	35,473	56.4

30.6.21
Asset classes
1	Central governments and central banks	8,717		8,717	8,724	1	8,724	720	8.3
2	Banks and securities dealers	10,696	1,241	11,937	10,696	533	11,229	2,527	22.5
3	Public-sector entities and multi-lateral development banks	3,156	910	4,066	3,152	342	3,494	810	23.2
4	Corporates	13,821	11,523	25,344	13,790	1,069	14,859	9,718	65.4
5	Retail	12,380	4,160	16,540	12,110	526	12,636	8,199	64.9
6	Equity
7	Other assets[2]	13,640		13,640	13,640		13,640	12,921	94.7
8	Total	62,410	17,834	80,243	62,111	2,472	64,583	34,895	54.0

31.12.20
Asset classes
1	Central governments and central banks	8,292		8,292	8,296	123	8,420	876	10.4
2	Banks and securities dealers	5,404	1,162	6,566	5,404	530	5,934	1,327	22.4
3	Public-sector entities and multi-lateral development banks	212	731	943	211	148	359	144	40.1
4	Corporates	8,007	15,371	23,379	7,972	1,815	9,787	7,576	77.4
5	Retail	12,617	4,301	16,917	12,196	248	12,444	8,250	66.3
6	Equity
7	Other assets[2]	14,345		14,345	14,345		14,345	13,391	93.3
8	Total	48,878	21,565	70,443	48,424	2,865	51,289	31,565	61.5
1 Exposures in this table represent carrying amounts in accordance with the regulatory scope of consolidation. 2 Includes Non-counterparty-related assets.

p

Exposures by asset class and risk weight

Semi-annual | The CR5 table below shows exposures by asset classes and risk weights applied. p

Semi-annual |

CR5: Standardized approach – exposures by asset classes and risk weights
USD million
Risk weight		0%	10%	20%	35%	50%	75%	100%	150%	Others	Total credit exposures amount (post-CCF and post-CRM)

31.12.21
Asset classes
1	Central governments and central banks	5,900		91		62		573			6,626
2	Banks and securities dealers			11,113		520		18	3		11,654
3	Public-sector entities and multi-lateral development banks	2		2,732		295		51			3,079
4	Corporates			5,608		498	41[1]	10,239	5		16,392
5	Retail				6,292		1,220	3,902	77		11,492
6	Equity
7	Other assets	699						12,916			13,615
8	Total	6,601		19,544	6,292	1,376	1,261	27,700	84		62,858
9	of which: secured by real estate[2]				6,292		181	2,354			8,827
10	of which: past due				108	6	4	193	58		369

30.6.21
Asset classes
1	Central governments and central banks	7,894		104		53		673			8,724
2	Banks and securities dealers			10,302		919		7			11,229
3	Public-sector entities and multi-lateral development banks	3		3,200		244		48			3,494
4	Corporates			5,837		525	44[1]	8,445	8		14,859
5	Retail				6,446		1,236	4,833	122		12,636
6	Equity
7	Other assets	720						12,921			13,640
8	Total	8,616		19,443	6,446	1,742	1,280	26,926	130		64,583
9	of which: secured by real estate[2]				6,446		182	2,162			8,790
10	of which: past due				112	5	0	310	116		544

31.12.20
Asset classes
1	Central governments and central banks	7,423		116		56		824			8,420
2	Banks and securities dealers			5,531		363		40			5,934
3	Public-sector entities and multi-lateral development banks	6		208		91		54			359
4	Corporates			1,959		512	1,037[1]	6,275	4		9,787
5	Retail				6,052		1,321	4,929	141		12,444
6	Equity
7	Other assets	954						13,391			14,345
8	Total	8,383		7,815	6,052	1,022	2,359	25,513	145		51,289
9	of which: secured by real estate[2]				6,052		113	1,905			8,071
10	of which: past due				104	7	4	428	133		676

 1 Relates to structured margin lending exposures based on the methodology agreed with FINMA.    2 This position includes both residential mortgages and, starting with the 31 December 2021 Pillar 3 Report, claims secured by other properties, such as commercial real estate.

p

UBS Group | Section 4   Credit risk

Credit risk under internal ratings-based approaches

Annual | Under the A-IRB approach, the required capital for credit risk is quantified through empirical models that we have developed to estimate the probability of default (PD), loss given default (LGD), exposure at default (EAD) and other parameters, subject to FINMA approval. The table below presents an overview of Pillar 3 disclosures that are provided separately in our Annual Report 2021, available under “Annual reporting” at ubs.com/investors. p

Annual |

CRE: Internal ratings-based models
Pillar 3 disclosure requirement	Annual Report 2021 section	Disclosure		Annual Report 2021 page number

Internal model development, controls and changes	Risk management and control	–	Risk measurement	110–112
		–	Credit risk models	122–128
		–	Key features of our main credit risk models	123
		– –	Risk governance Model risk management	103–104 109
Relationships between risk management and internal audit and independent review of IRB models	Risk management and control	–	Risk governance	103–104
		–	Risk measurement	110–112
Scope and content of the reporting related to credit risk models	Risk management and control	–	Risk measurement	110–112
		–	Credit risk – Overview of measurement, monitoring and management techniques	114
		–	Credit risk models	122–128
Supervisor approval of applied approaches	Risk management and control	–	Risk measurement	110–112
		–	Changes to models and model parameters during the period	128
		–	Stress testing	110–111
		– –	Key features of our main credit risk models Model risk management	123 109
Number of key models used by portfolio and the main differences between models	Risk management and control	–	Credit risk models	122–128
Description of the main characteristics of approved models	Risk management and control	–	Credit risk models	122–128

p

Annual | Semi-annual | The CR6 table on the following pages provides information about credit risk exposures under the A-IRB approach, including a breakdown of the main parameters used in A-IRB models to calculate the capital requirements, presented by portfolio and PD range across FINMA-defined asset classes.

Under the A-IRB approach, the required capital for credit risk is quantified through empirical models that we have developed to estimate the PD, LGD, EAD and other parameters, subject to FINMA approval. p

Compared with 30 June 2021, EAD post-CCF and post-CRM increased by USD 38.0 billion to USD 724.9 billion across various asset classes, resulting in an overall RWA increase of USD 5.2 billion.

In the Central governments and central banks asset class, EAD post-CCF and post-CRM increased by USD 32.1 billion to USD 222.3 billion, mainly as a result of maintaining increased liquidity levels.

In the Retail: residential mortgages asset class, EAD post-CCF and post-CRM increased by USD 5.4 billion to USD 170.3 billion and RWA increased by USD 2.4 billion to USD 36.3 billion, primarily due to business growth, currency effects and the recalibration of risk parameters for real estate portfolios in Global Wealth Management and Personal & Corporate Banking.

In the Corporates: other lending asset class, EAD post-CCF and post-CRM increased by USD 1.4 billion to USD 62.2 billion, primarily driven by an increase in loans and loan commitments, as well as due to currency effects in Personal & Corporate Banking.

In the Retail: other retail asset class, EAD post-CCF and post-CRM remained unchanged at USD 220.4 billion, as an increase in Lombard loans was entirely offset by a reduction in unutilized Lombard facilities in Global Wealth Management. RWA increased by USD 1.6 billion to USD 17.4 billion, mainly due to the phase-in impact for structured margin loans and similar products in Global Wealth Management.

Information about credit risk RWA for the third quarter of 2021, including details regarding movements in RWA, is provided on pages 9–11 of our 30 September 2021 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors. Further details about the movement of credit risk exposures under the
A-IRB approach for the fourth quarter of 2021 are available in our CR8 disclosure on page 48 of this report. p

Credit risk exposures by portfolio and PD range

Semi-annual |

CR6: IRB – Credit risk exposures by portfolio and PD range
USD million, except where indicated	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Total exposures pre-CCF	Average CCF in %	EAD post-CCF and post-CRM	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %	EL	Provisions[1]

Central governments and central banks as of 31.12.21
0.00 to <0.15	218,068	1	218,069	13.2	221,833	0.0	<0.1	32.2	1.0	2,311	1.0	4
0.15 to <0.25	559		559		472	0.2	<0.1	46.7	1.0	135	28.7	0
0.25 to <0.50	0	0	0	10.0	0	0.3	<0.1	47.1	2.2	0	59.7	0
0.50 to <0.75	73	3	77	55.0	5	0.6	<0.1	59.2	2.6	5	92.1	0
0.75 to <2.50	33	86	119	35.6	4	1.5	<0.1	35.4	3.2	5	124.7	0
2.50 to <10.00	169	393	562	37.1	28	5.2	<0.1	47.7	1.6	46	161.0	1
10.00 to <100.00	0	0	0		0	12.9	<0.1	60.2	1.0	0	275.7	0
100.00 (default)	11	0	11	10.0	4	100.0	<0.1	50.1[4]	3.9	5	106.0	6
Subtotal	218,913	483	219,397	36.9	222,347	0.0	0.1	32.2	1.0	2,506	1.1	12	5

Central governments and central banks as of 30.6.21
0.00 to <0.15	185,370	1	185,371	13.2	189,771	0.0	<0.1	30.4	1.1	2,171	1.1	5
0.15 to <0.25	567		567		475	0.2	<0.1	46.7	1.0	136	28.7	0
0.25 to <0.50	0	0	0	10.2	0	0.3	<0.1	45.2	2.4	0	60.7	0
0.50 to <0.75	82	3	86	55.0	5	0.6	<0.1	54.4	2.8	5	85.4	0
0.75 to <2.50	1	0	1	10.2	1	1.2	<0.1	38.8	3.0	1	94.1	0
2.50 to <10.00	127	465	592	36.6	20	3.8	<0.1	42.5	2.0	24	120.3	0
10.00 to <100.00	0		0		0	13.0	<0.1	45.5	1.0	0	209.0	0
100.00 (default)	10	0	10	10.2	4	100.0	<0.1	56.5[4]	4.3	5	106.0	5
Subtotal	186,158	469	186,627	36.6	190,277	0.0	0.1	30.5	1.1	2,342	1.2	11	6

Central governments and central banks as of 31.12.20
0.00 to <0.15	198,605	1	198,606	13.1	203,051	0.0	<0.1	30.6	1.1	2,792	1.4	4
0.15 to <0.25	2	100	102	55.0	2	0.2	<0.1	10.0	1.0	0	6.4	0
0.25 to <0.50	0		0		0	0.3	<0.1	55.0	1.0	0	54.2	0
0.50 to <0.75	5		5		3	0.7	<0.1	96.5	1.0	4	141.2	0
0.75 to <2.50	1	0	1	9.7	3	1.2	<0.1	22.3	4.4	2	62.5	0
2.50 to <10.00	33	219	253	53.7	28	3.6	<0.1	52.5	1.1	40	145.9	1
10.00 to <100.00	0		0		0	13.2	<0.1	48.9	1.0	0	226.0	0
100.00 (default)	92	6	98	55.0	7	100.0	<0.1	39.8[4]	4.2	7	106.0	5
Subtotal	198,738	327	199,065	54.0	203,094	0.0	0.1	30.6	1.1	2,847	1.4	10	6

UBS Group | Section 4   Credit risk

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD million, except where indicated	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Total exposures pre-CCF	Average CCF in %	EAD post-CCF and post-CRM	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %	EL	Provisions[1]

Banks and securities dealers as of 31.12.21
0.00 to <0.15	6,202	1,092	7,294	58.3	7,292	0.1	0.5	51.7	1.1	1,638	22.5	6
0.15 to <0.25	748	268	1,016	36.3	754	0.2	0.3	54.1	1.5	390	51.7	2
0.25 to <0.50	469	441	910	45.4	613	0.4	0.2	65.2	1.1	535	87.2	2
0.50 to <0.75	302	252	554	41.9	365	0.7	0.1	70.0	1.0	471	129.2	2
0.75 to <2.50	368	564	933	42.5	565	1.6	0.2	51.9	1.1	709	125.5	4
2.50 to <10.00	764	642	1,406	43.2	603	4.0	0.2	67.1	1.0	1,380	228.8	16
10.00 to <100.00	90	51	141	36.9	13	11.9	<0.1	60.6	1.1	41	313.7	1
100.00 (default)
Subtotal	8,944	3,310	12,254	47.6	10,206	0.4	1.5	54.3	1.1	5,164	50.6	33	12

Banks and securities dealers as of 30.6.21
0.00 to <0.15	7,836	1,287	9,122	53.9	9,014	0.1	0.5	50.4	1.1	1,954	21.7	7
0.15 to <0.25	736	441	1,177	41.8	834	0.2	0.3	56.6	1.8	503	60.3	2
0.25 to <0.50	488	489	977	44.4	577	0.4	0.2	60.2	1.0	457	79.2	1
0.50 to <0.75	214	203	417	43.6	252	0.6	0.1	63.2	1.1	293	116.2	1
0.75 to <2.50	489	610	1,098	45.1	620	1.7	0.2	54.4	1.2	847	136.6	5
2.50 to <10.00	502	700	1,202	46.8	523	4.0	0.2	64.9	1.0	1,164	222.7	14
10.00 to <100.00	81	77	158	34.5	17	11.1	<0.1	56.4	1.1	48	284.6	1
100.00 (default)
Subtotal	10,347	3,805	14,152	47.6	11,837	0.3	1.5	52.5	1.1	5,266	44.5	31	17

Banks and securities dealers as of 31.12.20
0.00 to <0.15	10,177	1,171	11,348	54.0	11,541	0.0	0.5	40.7	1.0	1,880	16.3	5
0.15 to <0.25	1,001	333	1,334	39.7	969	0.2	0.3	52.3	1.7	531	54.8	1
0.25 to <0.50	601	418	1,019	48.2	588	0.4	0.2	59.8	1.0	470	79.9	1
0.50 to <0.75	186	303	489	45.0	305	0.7	0.1	63.1	1.1	354	116.2	2
0.75 to <2.50	931	472	1,403	43.9	1,145	1.7	0.2	58.8	1.2	1,598	139.5	12
2.50 to <10.00	422	412	835	43.2	385	4.6	0.2	67.0	1.1	925	240.4	12
10.00 to <100.00	31	116	147	51.6	15	10.8	<0.1	63.9	1.0	48	319.5	1
100.00 (default)
Subtotal	13,348	3,225	16,574	48.0	14,948	0.3	1.5	44.8	1.1	5,806	38.8	33	20

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD million, except where indicated	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Total exposures pre-CCF	Average CCF in %	EAD post-CCF and post-CRM	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %	EL	Provisions[1]

Public-sector entities, multi-lateral development banks as of 31.12.21
0.00 to <0.15	4,682	1,183	5,865	19.1	4,985	0.0	0.2	38.0	1.1	323	6.5	1
0.15 to <0.25	268	231	499	12.1	294	0.2	0.1	30.4	2.5	72	24.5	0
0.25 to <0.50	617	428	1,045	27.8	721	0.4	0.2	27.4	2.3	215	29.8	1
0.50 to <0.75	38	16	53	27.0	41	0.6	<0.1	31.0	2.6	21	51.5	0
0.75 to <2.50	0	0	0	70.0	0	0.9	<0.1	10.0	4.6	0	21.6	0
2.50 to <10.00	58	0	58	0.0	1	3.0	<0.1	17.1	5.0	0	50.4	0
10.00 to <100.00
100.00 (default)	4		4		4	100.0	<0.1	0.2[4]	1.0	5	106.0	0
Subtotal	5,667	1,858	7,525	20.3	6,046	0.1	0.6	36.3	1.3	636	10.5	2	0

Public-sector entities, multi-lateral development banks as of 30.6.21
0.00 to <0.15	5,316	1,198	6,514	17.9	5,566	0.0	0.3	38.5	1.1	325	5.8	0
0.15 to <0.25	284	183	467	12.6	306	0.2	0.2	31.5	2.6	80	26.1	0
0.25 to <0.50	576	367	943	24.8	668	0.3	0.2	25.8	2.4	195	29.2	1
0.50 to <0.75	36	16	52	26.4	39	0.6	<0.1	31.3	2.7	20	50.0	0
0.75 to <2.50	1	0	1	70.0	1	1.2	<0.1	9.1	1.9	0	15.2	0
2.50 to <10.00	60	0	60	0.0	1	2.9	<0.1	17.1	5.0	0	49.9	0
10.00 to <100.00
100.00 (default)	4		4		4	100.0	<0.1	0.0[4]	1.0	5	106.0
Subtotal	6,278	1,764	8,041	18.9	6,585	0.1	0.7	36.8	1.3	625	9.5	1	0

Public-sector entities, multi-lateral development banks as of 31.12.20
0.00 to <0.15	9,792	1,293	11,085	17.8	10,059	0.0	0.3	38.6	1.1	819	8.1	1
0.15 to <0.25	923	372	1,296	19.3	993	0.2	0.2	18.3	1.7	140	14.1	0
0.25 to <0.50	649	356	1,005	23.8	737	0.3	0.2	23.9	2.5	202	27.4	1
0.50 to <0.75	40	27	67	22.2	45	0.6	<0.1	30.8	2.8	22	49.4	0
0.75 to <2.50	1	0	1	81.4	2	1.0	<0.1	17.2	2.6	1	33.7	0
2.50 to <10.00	68	0	68	9.7	1	2.9	<0.1	17.1	5.0	1	49.9	0
10.00 to <100.00
100.00 (default)	5		5		5	100.0	<0.1	0.2[4]	1.0	5	106.0
Subtotal	11,478	2,048	13,526	19.2	11,841	0.1	0.7	35.9	1.2	1,190	10.0	2	0

UBS Group | Section 4   Credit risk

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD million, except where indicated	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Total exposures pre-CCF	Average CCF in %	EAD post-CCF and post-CRM	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %	EL	Provisions[1]

Corporates: specialized lending as of 31.12.21
0.00 to <0.15	2,903	1,060	3,963	73.1	3,516	0.1	0.5	13.9	2.1	264	7.5	0
0.15 to <0.25	2,066	1,119	3,186	44.5	2,419	0.2	0.3	22.2	1.9	497	20.5	1
0.25 to <0.50	4,793	2,566	7,359	33.6	5,577	0.4	0.6	26.9	2.0	2,318	41.6	5
0.50 to <0.75	4,758	2,292	7,050	39.5	5,568	0.6	0.5	27.4	1.8	2,692	48.3	10
0.75 to <2.50	8,128	3,593	11,721	32.4	9,282	1.3	1.3	28.3	1.9	6,266	67.5	36
2.50 to <10.00	1,797	385	2,182	43.9	1,948	3.3	0.4	32.7	1.9	1,970	101.1	21
10.00 to <100.00	0		0		0	11.0	<0.1	26.0	2.5	0	122.2	0
100.00 (default)	193	3	196	71.9	91	100.0	<0.1	53.6[4]	3.0	97	106.0	105
Subtotal	24,640	11,017	35,657	39.7	28,402	1.2	3.6	25.9	1.9	14,103	49.7	179	116

Corporates: specialized lending as of 30.6.21
0.00 to <0.15	2,694	648	3,342	72.9	3,005	0.1	0.5	15.8	2.3	290	9.6	0
0.15 to <0.25	1,664	474	2,139	70.2	1,997	0.2	0.3	15.4	2.2	285	14.3	1
0.25 to <0.50	4,304	2,226	6,530	39.7	5,163	0.4	0.6	25.7	1.7	1,822	35.3	5
0.50 to <0.75	5,112	2,650	7,762	39.7	6,099	0.6	0.6	27.6	2.0	3,123	51.2	11
0.75 to <2.50	8,005	2,536	10,541	38.8	8,970	1.4	1.3	29.0	2.0	6,342	70.7	37
2.50 to <10.00	1,781	413	2,194	50.2	1,968	3.4	0.4	35.7	2.1	2,192	111.4	24
10.00 to <100.00	28		28		29	18.3	<0.1	37.9	3.5	91	310.3	2
100.00 (default)	184	2	186	82.1	82	100.0	<0.1	55.8[4]	2.5	86	106.0	104
Subtotal	23,771	8,950	32,721	44.0	27,313	1.2	3.7	26.2	2.0	14,231	52.1	183	117

Corporates: specialized lending as of 31.12.20
0.00 to <0.15	3,082	684	3,767	71.9	3,372	0.1	0.5	13.8	2.0	229	6.8	0
0.15 to <0.25	2,023	452	2,475	65.1	2,317	0.2	0.3	14.2	2.0	304	13.1	1
0.25 to <0.50	5,025	2,361	7,386	34.8	5,745	0.4	0.6	24.8	1.8	1,954	34.0	5
0.50 to <0.75	4,286	2,892	7,177	32.8	5,147	0.6	0.6	27.0	1.7	2,450	47.6	9
0.75 to <2.50	8,141	2,715	10,856	39.3	9,189	1.4	1.4	29.2	1.8	6,275	68.3	38
2.50 to <10.00	1,660	398	2,059	61.3	1,904	3.4	0.3	35.8	2.0	2,172	114.1	23
10.00 to <100.00	18		18		18	22.0	<0.1	33.0	5.0	72	398.0	1
100.00 (default)	209	8	218	75.0	106	100.0	<0.1	50.2[4]	2.4	113	106.0	108
Subtotal	24,443	9,512	33,955	40.7	27,799	1.3	3.7	25.3	1.8	13,569	48.8	186	125

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD million, except where indicated	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Total exposures pre-CCF	Average CCF in %	EAD post-CCF and post-CRM	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %	EL	Provisions[1]

Corporates: other lending as of 31.12.21
0.00 to <0.15	12,096	19,907	32,003	36.7	17,136	0.1	8.0	34.6	1.7	3,865	22.6	4
0.15 to <0.25	6,391	7,442	13,833	35.7	8,832	0.2	2.4	39.6	2.1	3,755	42.5	7
0.25 to <0.50	6,048	4,988	11,036	37.0	7,114	0.4	3.1	28.9	2.3	3,365	47.3	7
0.50 to <0.75	4,384	4,249	8,634	38.4	5,872	0.6	2.8	30.3	2.0	3,541	60.3	11
0.75 to <2.50	10,164	8,245	18,409	42.7	12,052	1.5	11.0	29.0	2.1	8,721	72.4	52
2.50 to <10.00	6,354	11,831	18,186	40.5	9,983	4.3	5.5	31.5	2.4	14,303	143.3	138
10.00 to <100.00	364	410	774	54.7	516	13.4	0.3	28.2	1.6	949	184.0	20
100.00 (default)	1,140	232	1,372	40.5	737	100.0	0.8	33.2[4]	3.5	781	106.0	369
Subtotal	46,942	57,305	104,247	38.5	62,241	2.4	33.9	32.6	2.1	39,281	63.1	609	647

Corporates: other lending as of 30.6.21
0.00 to <0.15	14,541	16,855	31,396	36.1	17,706	0.1	7.7	34.6	1.6	3,723	21.0	4
0.15 to <0.25	5,764	7,927	13,691	35.3	8,180	0.2	2.4	36.5	2.2	3,275	40.0	7
0.25 to <0.50	5,776	4,951	10,727	36.7	6,382	0.4	3.3	29.2	2.6	3,105	48.7	7
0.50 to <0.75	3,877	2,879	6,757	42.9	4,946	0.6	3.0	27.2	2.2	2,580	52.2	9
0.75 to <2.50	10,800	8,611	19,412	41.9	12,586	1.4	11.4	30.0	2.1	8,905	70.8	54
2.50 to <10.00	5,177	15,677	20,854	35.5	9,636	4.4	5.4	33.8	2.3	14,657	152.1	146
10.00 to <100.00	270	441	711	57.2	428	14.5	0.3	23.6	2.0	769	179.4	15
100.00 (default)	1,392	417	1,809	47.7	954	100.0	0.9	31.8[4]	3.0	1,002	106.0	463
Subtotal	47,597	57,758	105,355	37.3	60,818	2.8	34.3	32.5	2.1	38,016	62.5	703	739

Corporates: other lending as of 31.12.20
0.00 to <0.15	18,411	20,390	38,801	34.3	22,251	0.1	4.7	33.0	1.5	4,486	20.2	4
0.15 to <0.25	6,697	6,593	13,290	35.3	8,393	0.2	1.7	36.4	2.2	3,287	39.2	5
0.25 to <0.50	4,536	4,490	9,026	38.5	5,311	0.4	2.7	33.2	2.2	2,620	49.3	6
0.50 to <0.75	4,370	3,403	7,773	38.1	5,489	0.6	2.4	31.3	1.9	3,122	56.9	11
0.75 to <2.50	11,515	8,534	20,049	44.4	13,078	1.4	10.8	30.1	2.1	9,441	72.2	57
2.50 to <10.00	4,995	11,609	16,605	39.6	8,392	4.4	4.7	32.5	2.1	11,715	139.6	120
10.00 to <100.00	319	443	762	57.3	470	14.8	0.3	29.1	2.0	1,040	221.1	20
100.00 (default)	1,576	358	1,934	53.2	1,079	100.0	0.6	31.6[4]	3.0	1,144	106.0	487
Subtotal	52,420	55,821	108,241	37.9	64,463	2.8	28.0	32.6	1.9	36,855	57.2	712	862

UBS Group | Section 4   Credit risk

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD million, except where indicated	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Total exposures pre-CCF	Average CCF in %	EAD post-CCF and post-CRM	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %	EL	Provisions[1]

Retail: residential mortgages as of 31.12.21
0.00 to <0.15	75,576	1,650	77,227	61.0	76,587	0.1	138.0	18.3		2,995	3.9	12
0.15 to <0.25	18,717	354	19,071	75.5	18,985	0.2	22.5	25.5		1,894	10.0	9
0.25 to <0.50	25,283	616	25,899	82.1	25,797	0.4	28.9	27.6		4,460	17.3	25
0.50 to <0.75	15,659	459	16,118	89.0	16,069	0.6	14.3	30.4		4,637	28.9	31
0.75 to <2.50	22,380	1,780	24,160	81.4	23,827	1.3	26.0	34.0		12,512	52.5	108
2.50 to <10.00	7,163	462	7,624	87.7	7,573	4.3	7.9	33.1		7,599	100.4	108
10.00 to <100.00	905	21	926	95.4	926	15.4	0.8	32.9		1,619	174.9	48
100.00 (default)	577	2	579	66.5	552	100.0	0.8	4.6[4]		585	106.0	27
Subtotal	166,261	5,344	171,605	51.0	170,315	1.0	239.0	24.5		36,302	21.3	368	152

Retail: residential mortgages as of 30.6.21
0.00 to <0.15	74,438	1,618	76,056	61.0	75,427	0.1	138.2	18.4		2,940	3.9	12
0.15 to <0.25	17,957	312	18,269	76.7	18,199	0.2	22.2	25.6		1,729	9.5	9
0.25 to <0.50	24,379	617	24,996	82.2	24,887	0.4	28.8	27.9		4,136	16.6	24
0.50 to <0.75	14,322	541	14,863	88.5	14,801	0.6	14.0	30.3		4,093	27.7	28
0.75 to <2.50	21,597	1,603	23,200	80.7	22,895	1.3	25.3	34.1		11,759	51.4	104
2.50 to <10.00	6,711	440	7,151	84.8	7,085	4.3	7.5	33.6		7,005	98.9	101
10.00 to <100.00	1,015	21	1,036	90.9	1,034	15.6	0.9	32.0		1,603	154.9	53
100.00 (default)	639	2	642	72.7	614	100.0	0.9	4.1[4]		651	106.0	26
Subtotal	161,057	5,154	166,211	75.7	164,943	1.0	237.8	24.6		33,917	20.6	358	161

Retail: residential mortgages as of 31.12.20
0.00 to <0.15	74,826	1,790	76,616	67.1	75,989	0.1	136.1	18.3		3,041	4.0	12
0.15 to <0.25	18,179	477	18,656	71.2	18,522	0.2	22.3	25.2		1,702	9.2	9
0.25 to <0.50	24,542	750	25,292	73.9	25,097	0.4	28.7	26.8		3,956	15.8	24
0.50 to <0.75	14,554	652	15,206	73.0	15,034	0.6	13.8	29.2		3,952	26.3	28
0.75 to <2.50	21,785	1,838	23,623	73.3	23,132	1.3	26.3	32.4		11,402	49.3	100
2.50 to <10.00	7,174	548	7,722	78.5	7,612	4.5	8.5	30.9		7,098	93.2	103
10.00 to <100.00	982	59	1,041	70.5	1,025	15.2	0.9	31.7		1,525	148.9	49
100.00 (default)	746	3	749	59.8	721	100.0	1.0	3.7[4]		764	106.0	27
Subtotal	162,788	6,117	168,906	71.8	167,131	1.1	237.6	23.9		33,439	20.0	352	177

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD million, except where indicated	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Total exposures pre-CCF	Average CCF in %	EAD post-CCF and post-CRM	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %	EL	Provisions[1]

Retail: qualifying revolving retail exposures (QRRE) as of 31.12.21[2]
0.00 to <0.15	238	3,790	4,028	52.0	2,209	0.0	458.1	37.2		48	2.2	0
0.15 to <0.25	124	1,420	1,544	49.4	825	0.2	208.5	42.0		58	7.0	1
0.25 to <0.50	158	594	753	49.5	453	0.4	97.3	45.8		62	13.7	1
0.50 to <0.75	137	338	474	49.1	302	0.6	70.2	47.1		68	22.5	1
0.75 to <2.50	296	658	954	59.7	704	1.4	138.9	49.1		295	41.8	5
2.50 to <10.00	326	203	530	22.7	341	4.2	77.7	50.0		324	95.1	8
10.00 to <100.00	52	9	61	55.4	57	19.1	13.3	56.1		145	254.9	6
100.00 (default)	43		43		26	100.0	21.1	40.0[4]		27	106.0	17
Subtotal	1,373	7,013	8,386	51.0	4,917	1.3	1,085.1	42.2		1,028	20.9	38	29

Retail: qualifying revolving retail exposures (QRRE) as of 30.6.21[2]
0.00 to <0.15	227	3,659	3,886	53.1	2,168	0.0	455.3	37.1		47	2.2	0
0.15 to <0.25	111	1,261	1,373	48.7	725	0.2	186.8	42.4		51	7.1	1
0.25 to <0.50	150	575	725	48.7	429	0.4	94.2	45.5		59	13.7	1
0.50 to <0.75	126	347	473	49.1	297	0.6	71.2	46.5		66	22.3	1
0.75 to <2.50	306	849	1,155	49.3	724	1.4	153.2	48.8		302	41.7	5
2.50 to <10.00	303	171	474	29.0	338	4.1	79.6	49.3		317	93.7	7
10.00 to <100.00	50	9	59	54.8	55	19.1	13.0	55.1		139	251.4	6
100.00 (default)	40		40		24	100.0	22.4	40.0[4]		25	106.0	16
Subtotal	1,313	6,871	8,185	50.6	4,761	1.3	1,075.6	42.1		1,007	21.1	36	27

Retail: qualifying revolving retail exposures (QRRE) as of 31.12.20[2]
0.00 to <0.15
0.15 to <0.25
0.25 to <0.50
0.50 to <0.75
0.75 to <2.50	66	462	528		91	1.7	29.1	47.0		97	106.6	1
2.50 to <10.00	1,245	6,425	7,670		1,723	2.7	901.7	42.0		606	35.2	19
10.00 to <100.00
100.00 (default)	40		40		24	100.0	23.0	40.0[4]		25	106.0	16
Subtotal	1,350	6,888	8,238		1,838	3.9	953.8	42.2		729	39.6	35	31

UBS Group | Section 4   Credit risk

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD million, except where indicated	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Total exposures pre-CCF	Average CCF in %	EAD post-CCF and post-CRM	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %	EL	Provisions[1]

Retail: other retail as of 31.12.21[3]
0.00 to <0.15	133,340	314,819	448,158	18.1	190,358	0.0	499.1	28.4		8,817	4.6	23
0.15 to <0.25	5,729	8,764	14,493	19.0	7,395	0.2	9.3	27.9		951	12.9	4
0.25 to <0.50	6,517	10,046	16,563	18.9	8,415	0.4	10.5	30.8		1,921	22.8	9
0.50 to <0.75	4,410	7,997	12,407	19.4	5,963	0.6	11.3	24.4		1,506	25.3	9
0.75 to <2.50	5,164	9,231	14,395	21.1	7,106	1.2	45.3	34.3		3,221	45.3	28
2.50 to <10.00	795	1,087	1,882	22.4	1,038	4.4	3.5	46.4		902	86.9	27
10.00 to <100.00	137	99	236	17.6	141	20.7	1.0	24.7		100	71.0	7
100.00 (default)	38	3	41	10.1	14	100.0	<0.1	61.1[4]		14	106.0	25
Subtotal	156,130	352,045	508,175	18.3	220,429	0.1	579.9	28.6		17,433	7.9	131	37

Retail: other retail as of 30.6.21[3]
0.00 to <0.15	131,672	324,934	456,605	19.3	194,127	0.0	397.3	28.9		8,541	4.4	23
0.15 to <0.25	3,768	6,668	10,436	19.8	5,085	0.2	8.5	25.1		547	10.8	2
0.25 to <0.50	6,697	9,172	15,869	17.3	8,280	0.4	9.6	35.4		2,007	24.2	10
0.50 to <0.75	3,518	6,846	10,364	19.7	4,865	0.6	10.1	24.0		1,122	23.1	7
0.75 to <2.50	5,268	8,370	13,638	21.7	7,084	1.1	45.0	32.3		2,844	40.1	26
2.50 to <10.00	704	748	1,453	19.5	846	5.0	3.5	47.6		711	84.1	25
10.00 to <100.00	75	104	178	20.8	96	20.1	0.8	27.7		71	74.2	5
100.00 (default)	45	1	46	27.7	20	100.0	<0.1	55.9[4]		21	106.0	26
Subtotal	151,746	356,843	508,589	19.3	220,404	0.1	474.9	29.1		15,865	7.2	125	40

Retail: other retail as of 31.12.20
0.00 to <0.15	120,619	310,586	431,205	19.5	181,028	0.0	343.2	31.0		7,337	4.1	23
0.15 to <0.25	3,940	6,764	10,704	19.0	5,221	0.2	7.2	27.7		556	10.7	2
0.25 to <0.50	5,109	7,635	12,744	18.8	6,541	0.4	8.4	31.7		1,281	19.6	7
0.50 to <0.75	3,855	6,451	10,306	20.2	5,160	0.6	8.8	27.8		1,240	24.0	9
0.75 to <2.50	4,522	8,480	13,002	21.5	6,352	1.1	47.8	31.3		2,276	35.8	23
2.50 to <10.00	884	897	1,781	18.7	1,143	4.8	3.4	52.0		1,004	87.8	35
10.00 to <100.00	128	90	218	20.1	146	18.4	0.9	28.2		93	63.6	8
100.00 (default)	77	28	105	27.9	56	100.0	<0.1	28.0[4]		60	106.0	28
Subtotal	139,134	340,930	480,064	19.5	205,647	0.2	419.6	31.0		13,847	6.7	135	43

Total 31.12.21	628,870	438,375	1,067,245	23.0	724,901	0.5	1,943.8	29.5	1.3[5]	116,453	16.1	1,371	998
Total 30.6.21	588,266	441,616	1,029,882	23.5	686,937	0.6	1,828.6	29.1	1.4[5]	111,267	16.2	1,450	1,106
Total 31.12.20	603,700	424,868	1,028,568	23.1	696,762	0.6	1,645.1	29.5	1.3[5]	108,281	15.5	1,466	1,264

1 In line with BCBS Pillar 3 disclosure requirements, provisions are only provided for the sub-totals by asset class. Expected credit loss (ECL) allowances and provisions amounted to USD 1,165 million as of 31 December 2021, as disclosed in “Note 20 Expected credit loss measurement” in the “Consolidated financial statements” section of our Annual Report 2021. This included USD 998 million related to credit risk under the IRB approach, USD 163 million related to credit risk under the standardized approach and USD 4 million related to exposures under counterparty credit risk. The CR6 table includes ECL related to revocable off-balance sheet exposures of USD 36 million, which are excluded from the “CR1: Credit quality of assets” table in this report.    2 For the calculation of the “EAD post-CCF and post-CRM” column for QRRE, a balance factor approach was used instead of a CCF approach until 31 December 2020, where the EAD was calculated by multiplying the on-balance sheet exposure by a fixed factor of 1.4. A CCF approach has been applied from 2021 onward, due to the introduction of a new model for credit card exposures in Switzerland.    3 In the second quarter of 2021, we began to phase in a quarterly RWA increase of USD 0.7 billion related to a new model for structured margin loans and similar products in Global Wealth Management in the “Retail: other retail” asset class. The RWA increase is being phased in over five quarters. The associated changes to PD and LGD, as well as a refinement to the asset class allocation, primarily toward the corporate asset class, will only be reflected with the introduction of the new model in the second quarter of 2022.    4 Average LGD for defaulted exposures disclosed in the table is not used to calculate RWA. The disclosed number is derived using ECL accounting provisions (stage 3) divided by total exposures pre-CCF.    5 Retail asset classes are excluded from the average maturity as maturity is not relevant for risk-weighting.

p

Credit derivatives used as CRM techniques

Semi-annual | Where credit derivatives are used as credit risk mitigation, the probability of default (PD) of the obligor is in general substituted with the PD of the hedge provider. In addition, default correlation between the obligor and the hedge provider is taken into account through the double default approach. Refer to the “CCR6: Credit derivatives exposures” table in section 5 of this report for notional and fair value information about credit derivatives used as CRM. p

Semi-annual |

CR7: IRB – effect on RWA of credit derivatives used as CRM techniques
		31.12.21		30.6.21		31.12.20
USD million		Pre-credit derivatives RWA	Actual RWA	Pre-credit derivatives RWA	Actual RWA	Pre-credit derivatives RWA	Actual RWA
1	Central governments and central banks – FIRB
2	Central governments and central banks – AIRB	2,506	2,506	2,342	2,342	2,847	2,847
3	Banks and securities dealers – FIRB
4	Banks and securities dealers – AIRB	5,205	5,164	5,266	5,266	5,806	5,806
5	Public-sector entities, multi-lateral development banks – FIRB
6	Public-sector entities, multi-lateral development banks – AIRB	636	636	625	625	1,190	1,190
7	Corporates: specialized lending – FIRB
8	Corporates: specialized lending – AIRB	14,103	14,103	14,231	14,231	13,569	13,569
9	Corporates: other lending – FIRB
10	Corporates: other lending – AIRB	39,402	39,281	38,292	38,016	37,220	36,855
11	Retail: mortgage loans	36,302	36,302	33,917	33,917	33,439	33,439
12	Retail exposures: qualifying revolving retail (QRRE)	1,028	1,028	1,007	1,007	729	729
13	Retail: other	17,433	17,433	15,865	15,865	13,847	13,847
14	Equity positions (PD / LGD approach)	0
15	Total	116,614	116,453	111,544	111,267	108,646	108,281

p

The table below provides definitions applied in the CR8 table on the following page.

Definitions of credit risk and counterparty credit risk RWA movement table components for CR8 and CCR7

The references in the table below refer to the line numbers provided in the movement tables on the next page and page 66 of this report.

Reference	Description	Definition
2	Asset size	Movements arising in the ordinary course of business, such as new transactions, sales and write-offs.
3	Asset quality / Credit quality of counterparties	Movements resulting from changes in the underlying credit quality of counterparties. These are caused by changes to risk parameters, e.g., counterparty ratings, LGD estimates or credit hedges.
4	Model updates

Movements arising from the implementation of new models and from parameter changes to existing models. The RWA effect of model updates is estimated based on the portfolio at the time of the implementation of the change.

5	Methodology and policy

Movements due to methodological changes in calculations driven by regulatory policy changes, including revisions to existing regulations, new regulations and add-ons mandated by the regulator. The effect of methodology and policy changes on RWA is estimated based on the portfolio at the time of the implementation of the change.

6	Acquisitions and disposals

Movements as a result of disposal or acquisition of business operations, quantified based on the credit risk exposures as of the end of the quarter preceding a disposal or following an acquisition. Purchases and sales of exposures in the ordinary course of business are reflected under Asset size.

7	Foreign exchange movements	Movements as a result of exchange rate changes of transaction currencies against the US dollar.
8	Other	Movements due to changes that cannot be attributed to any other category.

UBS Group | Section 4   Credit risk

RWA flow statements of credit risk exposures under IRB

Quarterly | Credit risk RWA under the A-IRB approach increased by USD 4.3 billion to USD 116.5 billion during the fourth quarter of 2021.

The RWA increase from asset size movements of USD 1.6 billion was predominantly driven by increases from loans in the Investment Bank and Global Wealth Management.

Model updates of USD 1.8 billion were mainly driven by the quarterly phase-in impacts for structured margin loans and similar products in Global Wealth Management, as well as new probability of default (PD) and loss given default (LGD) models for the mortgage portfolio in the US, and an enhancement of the guarantee framework in Personal & Corporate Banking. Foreign exchange movements led to an RWA increase of USD 1 billion. p

Quarterly |

CR8: RWA flow statements of credit risk exposures under IRB
USD million		For the quarter ended 31.12.21	For the quarter ended 30.9.21	For the quarter ended 30.6.21	For the quarter ended 31.3.21
1	RWA as of the beginning of the quarter	112,184	111,267	106,186	108,281
2	Asset size	1,554	1,985	1,449	2,762
3	Asset quality	(45)	(1,141)	15	(1,456)
4	Model updates	1,751	986	2,467	550
5	Methodology and policy		375	(713)
5a	of which: regulatory add-ons		375	497
6	Acquisitions and disposals		(15)
7	Foreign exchange movements	1,009	(723)	1,260	(3,951)
8	Other		(550)	603
9	RWA as of the end of the quarter	116,453	112,184	111,267	106,186

p

Backtesting

Annual | More information about backtesting of credit models is provided on pages 127-128 of our Annual Report 2021.  p

Annual |

CR9: IRB – Backtesting of probability of default (PD) per portfolio[1]

PD range	External rating equivalent Moody’s	External rating equivalent S&P	External rating equivalent Fitch	Weighted average PD in %	Arithmetic average PD by obligors in %	Number of obligors (in thousands)		Defaulted obligors in the year	of which: new defaulted obligors in the year	Average historical annual default rate in %[2]
						End of the previous year	End of the year

Central governments and central banks as of 31.12.21
0.00 to <0.15	Aaa to A3	AAA to A–	AAA to AA–	0.0	0.0	< 0.1	< 0.1	0	0	0.0
0.15 to <0.25	Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	0.2	0.2	< 0.1	< 0.1	0	0	0.0
0.25 to <0.50	Baa3	BBB–	BBB–	0.3	0.3	< 0.1	< 0.1	0	0	0.0
0.50 to <0.75	Ba1	BB+	BB+	0.7	0.7	< 0.1	< 0.1	0	0	0.0
0.75 to <2.50	Ba2 to Ba3	BB to BB–	BB to BB–	1.2	1.1	< 0.1	< 0.1	0	0	0.0
2.50 to <10.00	B1 to B3	B+ to B–	B+ to B–	3.6	3.5	< 0.1	< 0.1	0	0	0.0
10.00 to <100.00	Caa1 to C	CCC to C	CCC to C	13.2	10.8	< 0.1	< 0.1	0	0	0.0
Subtotal				0.0	1.7	< 0.1	< 0.1	0	0	0.0

Central governments and central banks as of 31.12.20
0.00 to <0.15	Aaa to A3	AAA to A–	AAA to AA–	0.0	0.1	< 0.1	< 0.1	0	0	0.0
0.15 to <0.25	Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	0.2	0.2	< 0.1	< 0.1	0	0	0.0
0.25 to <0.50	Baa3	BBB–	BBB–	0.3	0.4	< 0.1	< 0.1	0	0	0.0
0.50 to <0.75	Ba1	BB+	BB+	0.7	0.6	< 0.1	< 0.1	0	0	0.0
0.75 to <2.50	Ba2 to Ba3	BB to BB–	BB to BB–	1.5	1.3	< 0.1	< 0.1	0	0	0.0
2.50 to <10.00	B1 to B3	B+ to B–	B+ to B–	2.7	4.2	< 0.1	< 0.1	0	0	0.0
10.00 to <100.00	Caa1 to C	CCC to C	CCC to C	13.0	15.7	< 0.1	< 0.1	0	0	0.0
Subtotal				0.1	1.7	< 0.1	< 0.1	0	0	0.0

UBS Group | Section 4   Credit risk

CR9: IRB – Backtesting of probability of default (PD) per portfolio (continued)[1]

PD range	External rating equivalent Moody’s	External rating equivalent S&P	External rating equivalent Fitch	Weighted average PD in %	Arithmetic average PD by obligors in %	Number of obligors (in thousands)		Defaulted obligors in the year	of which: new defaulted obligors in the year	Average historical annual default rate in %[2]
						End of the previous year	End of the year

Banks and securities dealers as of 31.12.21
0.00 to <0.15	Aaa to A3	AAA to A–	AAA to AA–	0.1	0.1	0.5	0.5	0	0	0.0
0.15 to <0.25	Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	0.2	0.2	0.3	0.3	0	0	0.1
0.25 to <0.50	Baa3	BBB–	BBB–	0.4	0.4	0.2	0.2	0	0	0.0
0.50 to <0.75	Ba1	BB+	BB+	0.7	0.6	< 0.1	< 0.1	0	0	0.1
0.75 to <2.50	Ba2 to Ba3	BB to BB–	BB to BB–	1.8	1.4	0.2	0.2	0	0	0.1
2.50 to <10.00	B1 to B3	B+ to B–	B+ to B–	4.7	3.2	0.2	0.2	0	0	0.3
10.00 to <100.00	Caa1 to C	CCC to C	CCC to C	10.8	17.8	< 0.1	< 0.1	0	0	0.9
Subtotal				0.5	0.8	1.4	1.4	0	0	0.1

Banks and securities dealers as of 31.12.20
0.00 to <0.15	Aaa to A3	AAA to A–	AAA to AA–	0.0	0.1	0.5	0.5	0	0	0.0
0.15 to <0.25	Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	0.2	0.2	0.3	0.3	0	0	0.1
0.25 to <0.50	Baa3	BBB–	BBB–	0.4	0.4	0.2	0.2	0	0	0.0
0.50 to <0.75	Ba1	BB+	BB+	0.6	0.6	< 0.1	< 0.1	0	0	0.1
0.75 to <2.50	Ba2 to Ba3	BB to BB–	BB to BB–	1.7	1.4	0.2	0.2	0	0	0.2
2.50 to <10.00	B1 to B3	B+ to B–	B+ to B–	3.6	3.1	0.2	0.2	0	0	0.3
10.00 to <100.00	Caa1 to C	CCC to C	CCC to C	14.2	22.0	< 0.1	< 0.1	0	0	1.0
Subtotal				0.3	0.7	1.4	1.4	0	0	0.1

CR9: IRB – Backtesting of probability of default (PD) per portfolio (continued)[1]

PD range	External rating equivalent Moody’s	External rating equivalent S&P	External rating equivalent Fitch	Weighted average PD in %	Arithmetic average PD by obligors in %	Number of obligors (in thousands)		Defaulted obligors in the year	of which: new defaulted obligors in the year	Average historical annual default rate in %[2]
						End of the previous year	End of the year

Public-sector entities, multi-lateral development banks as of 31.12.21
0.00 to <0.15	Aaa to A3	AAA to A–	AAA to AA–	0.0	0.1	0.3	0.2	0	0	0.0
0.15 to <0.25	Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	0.2	0.2	0.2	0.1	0	0	0.0
0.25 to <0.50	Baa3	BBB–	BBB–	0.3	0.3	0.2	0.2	0	0	0.0
0.50 to <0.75	Ba1	BB+	BB+	0.6	0.6	< 0.1	< 0.1	0	0	0.5
0.75 to <2.50	Ba2 to Ba3	BB to BB–	BB to BB–	1.0	1.2	< 0.1	< 0.1	0	0	0.0
2.50 to <10.00	B1 to B3	B+ to B–	B+ to B–	2.9	2.7	< 0.1	< 0.1	0	0	0.0
10.00 to <100.00	Caa1 to C	CCC to C	CCC to C			0.0	0.0	0	0	7.1
Subtotal				0.3	0.2	0.7	0.6	0	0	0.0

Public-sector entities, multi-lateral development banks as of 31.12.20
0.00 to <0.15	Aaa to A3	AAA to A–	AAA to AA–	0.0	0.1	0.3	0.3	0	0	0.0
0.15 to <0.25	Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	0.2	0.2	0.2	0.2	0	0	0.0
0.25 to <0.50	Baa3	BBB–	BBB–	0.3	0.3	0.2	0.2	0	0	0.0
0.50 to <0.75	Ba1	BB+	BB+	0.6	0.6	< 0.1	< 0.1	0	0	0.5
0.75 to <2.50	Ba2 to Ba3	BB to BB–	BB to BB–	1.0	1.2	< 0.1	< 0.1	0	0	0.0
2.50 to <10.00	B1 to B3	B+ to B–	B+ to B–	2.9	2.7	< 0.1	< 0.1	0	0	0.0
10.00 to <100.00	Caa1 to C	CCC to C	CCC to C			0.0	0.0	0	0	7.7
Subtotal				0.2	0.2	0.7	0.7	0	0	0.0

UBS Group | Section 4   Credit risk

CR9: IRB – Backtesting of probability of default (PD) per portfolio (continued)[1]

PD range	External rating equivalent Moody’s	External rating equivalent S&P	External rating equivalent Fitch	Weighted average PD in %	Arithmetic average PD by obligors in %	Number of obligors (in thousands)		Defaulted obligors in the year	of which: new defaulted obligors in the year	Average historical annual default rate in %[2]
						End of the previous year	End of the year

Corporates: specialized lending as of 31.12.21
0.00 to <0.15	Aaa to A3	AAA to A–	AAA to AA–	0.1	0.1	0.5	0.5	0	0	0.1
0.15 to <0.25	Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	0.2	0.2	0.3	0.3	0	0	0.1
0.25 to <0.50	Baa3	BBB–	BBB–	0.4	0.4	0.6	0.6	1	0	0.1
0.50 to <0.75	Ba1	BB+	BB+	0.6	0.6	0.6	0.5	0	0	0.2
0.75 to <2.50	Ba2 to Ba3	BB to BB–	BB to BB–	1.4	1.4	1.4	1.3	2	0	0.4
2.50 to <10.00	B1 to B3	B+ to B–	B+ to B–	3.4	3.4	0.3	0.4	2	0	1.2
10.00 to <100.00	Caa1 to C	CCC to C	CCC to C			0.0	< 0.1	0	0	5.3
Subtotal				1.3	1.0	3.7	3.6	5	0	0.3

Corporates: specialized lending as of 31.12.20
0.00 to <0.15	Aaa to A3	AAA to A–	AAA to AA–	0.1	0.1	0.4	0.5	1	0	0.1
0.15 to <0.25	Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	0.2	0.2	0.3	0.3	0	0	0.1
0.25 to <0.50	Baa3	BBB–	BBB–	0.4	0.4	0.6	0.6	1	0	0.1
0.50 to <0.75	Ba1	BB+	BB+	0.6	0.6	0.6	0.6	3	0	0.2
0.75 to <2.50	Ba2 to Ba3	BB to BB–	BB to BB–	1.4	1.4	1.4	1.4	3	0	0.4
2.50 to <10.00	B1 to B3	B+ to B–	B+ to B–	3.5	3.5	0.3	0.3	3	0	1.3
10.00 to <100.00	Caa1 to C	CCC to C	CCC to C			0.0	0.0	0	0	5.7
Subtotal				1.2	1.1	3.7	3.7	11	0	0.3

CR9: IRB – Backtesting of probability of default (PD) per portfolio (continued)[1]

PD range	External rating equivalent Moody’s	External rating equivalent S&P	External rating equivalent Fitch	Weighted average PD in %	Arithmetic average PD by obligors in %	Number of obligors (in thousands)		Defaulted obligors in the year	of which: new defaulted obligors in the year	Average historical annual default rate in %[2]
						End of the previous year	End of the year

Corporates: other lending as of 31.12.21
0.00 to <0.15	Aaa to A3	AAA to A–	AAA to AA–	0.1	0.1	3.7	3.9	0	0	0.0
0.15 to <0.25	Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	0.2	0.2	1.6	1.6	3	0	0.0
0.25 to <0.50	Baa3	BBB–	BBB–	0.4	0.4	2.6	2.4	4	1	0.2
0.50 to <0.75	Ba1	BB+	BB+	0.6	0.6	2.4	2.3	9	0	0.3
0.75 to <2.50	Ba2 to Ba3	BB to BB–	BB to BB–	1.4	1.5	10.7	10.2	81	1	0.6
2.50 to <10.00	B1 to B3	B+ to B–	B+ to B–	4.4	3.9	4.9	5.2	90	1	2.0
10.00 to <100.00	Caa1 to C	CCC to C	CCC to C	14.9	14.2	< 0.1	0.1	13	4	11.7
Subtotal				3.3	1.5	26.0	25.7	200	7	0.3

Corporates: other lending as of 31.12.20
0.00 to <0.15	Aaa to A3	AAA to A–	AAA to AA–	0.1	0.1	3.3	3.7	4	0	0.0
0.15 to <0.25	Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	0.2	0.2	1.6	1.6	1	0	0.0
0.25 to <0.50	Baa3	BBB–	BBB–	0.4	0.4	2.4	2.6	4	0	0.2
0.50 to <0.75	Ba1	BB+	BB+	0.6	0.6	2.4	2.4	6	0	0.3
0.75 to <2.50	Ba2 to Ba3	BB to BB–	BB to BB–	1.4	1.5	11.0	10.7	101	10	0.6
2.50 to <10.00	B1 to B3	B+ to B–	B+ to B–	4.0	3.9	4.9	4.9	110	1	1.9
10.00 to <100.00	Caa1 to C	CCC to C	CCC to C	17.6	15.0	< 0.1	< 0.1	18	0	11.5
Subtotal				2.2	1.5	25.7	26.0	244	11	0.3

UBS Group | Section 4   Credit risk

CR9: IRB – Backtesting of probability of default (PD) per portfolio (continued)[1]

PD range	External rating equivalent Moody’s	External rating equivalent S&P	External rating equivalent Fitch	Weighted average PD in %	Arithmetic average PD by obligors in %	Number of obligors (in thousands)		Defaulted obligors in the year	of which: new defaulted obligors in the year	Average historical annual default rate in %[2]
						End of the previous year	End of the year

Retail: residential mortgages as of 31.12.21
0.00 to <0.15	Aaa to A3	AAA to A–	AAA to AA–	0.1	0.1	136.1	138.0	78	0	0.1
0.15 to <0.25	Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	0.2	0.2	22.3	22.5	37	1	0.1
0.25 to <0.50	Baa3	BBB–	BBB–	0.4	0.4	28.7	28.9	46	0	0.1
0.50 to <0.75	Ba1	BB+	BB+	0.6	0.6	13.8	14.3	27	1	0.3
0.75 to <2.50	Ba2 to Ba3	BB to BB–	BB to BB–	1.3	1.3	26.3	26.0	69	0	0.4
2.50 to <10.00	B1 to B3	B+ to B–	B+ to B–	4.5	4.3	8.5	7.9	85	0	1.2
10.00 to <100.00	Caa1 to C	CCC to C	CCC to C	15.2	16.0	0.9	0.8	27	0	3.5
Subtotal				1.1	0.5	236.6	238.2	369	2	0.2

Retail: residential mortgages as of 31.12.20
0.00 to <0.15	Aaa to A3	AAA to A–	AAA to AA–	0.1	0.1	129.2	136.1	73	0	0.0
0.15 to <0.25	Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	0.2	0.2	21.0	22.3	30	1	0.1
0.25 to <0.50	Baa3	BBB–	BBB–	0.3	0.4	28.4	28.7	47	1	0.1
0.50 to <0.75	Ba1	BB+	BB+	0.6	0.6	16.2	13.8	103	6	0.4
0.75 to <2.50	Ba2 to Ba3	BB to BB–	BB to BB–	1.3	1.3	28.5	26.3	88	1	0.4
2.50 to <10.00	B1 to B3	B+ to B–	B+ to B–	4.4	4.2	10.8	8.5	116	3	1.2
10.00 to <100.00	Caa1 to C	CCC to C	CCC to C	15.8	15.7	1.2	0.9	57	0	3.5
Subtotal				1.2	0.6	235.2	236.6	514	12	0.2

CR9: IRB – Backtesting of probability of default (PD) per portfolio (continued)[1]

PD range	External rating equivalent Moody’s	External rating equivalent S&P	External rating equivalent Fitch	Weighted average PD in %	Arithmetic average PD by obligors in %	Number of obligors (in thousands)		Defaulted obligors in the year	of which: new defaulted obligors in the year	Average historical annual default rate in %[2]
						End of the previous year	End of the year

Retail: other retail as of 31.12.21
0.00 to <0.15	Aaa to A3	AAA to A–	AAA to AA–	0.0	0.0	343.2	491.6	27	8	0.0
0.15 to <0.25	Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	0.2	0.2	7.2	7.8	1	0	0.0
0.25 to <0.50	Baa3	BBB–	BBB–	0.4	0.4	8.4	9.1	1	0	0.1
0.50 to <0.75	Ba1	BB+	BB+	0.6	0.6	8.8	9.9	3	1	0.1
0.75 to <2.50	Ba2 to Ba3	BB to BB–	BB to BB–	1.1	1.1	47.8	43.5	13	1	0.0
2.50 to <10.00	B1 to B3	B+ to B–	B+ to B–	4.8	3.6	3.4	2.9	2	1	0.1
10.00 to <100.00	Caa1 to C	CCC to C	CCC to C	18.4	21.0	0.9	0.7	3	0	0.1
Subtotal				0.2	0.3	419.6	565.4	50	11	0.0

Retail: other retail as of 31.12.20[3]
0.00 to <0.15	Aaa to A3	AAA to A–	AAA to AA–	0.0	0.0	201.8	343.2	131	5	0.0
0.15 to <0.25	Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	0.2	0.2	4.5	7.2	4	0	0.1
0.25 to <0.50	Baa3	BBB–	BBB–	0.4	0.4	2.2	8.4	9	0	0.1
0.50 to <0.75	Ba1	BB+	BB+	0.6	0.6	1.7	8.8	12	0	0.1
0.75 to <2.50	Ba2 to Ba3	BB to BB–	BB to BB–	1.1	1.0	42.5	47.8	78	5	0.0
2.50 to <10.00	B1 to B3	B+ to B–	B+ to B–	5.6	3.4	1.4	3.4	7	0	0.1
10.00 to <100.00	Caa1 to C	CCC to C	CCC to C	15.4	21.3	0.7	0.9	12	0	0.1
Subtotal				0.1	0.3	254.9	419.6	253	10	0.0

1 This table covers all Pillar 1 PD models that are approved by FINMA and are subject to yearly confirmation / backtesting. Refer to the “Key features of our main credit risk models” table under “Credit risk models” in the “Risk management and control” section of our Annual Report 2021 for more information.    2 We use 14 years of data for the calculation of the “average historical annual default rate.”    3 Following an internal policy change for the recognition of defaults, the number of Lombard defaults now includes all cases in which collateral was force-liquidated resulting in full recovery of the loan exposure. Consequently, default rates shown here for 2020 may differ from those shown in previous reports

p

UBS Group | Section 4   Credit risk

Equity exposures

The table below provides information about our equity exposures under the simple risk-weight method.

Semi-annual |

CR10: IRB (equities under the simple risk-weight method)
USD million, except where indicated	On-balance sheet amount	Off-balance sheet amount	Risk weight in %[1]	Exposure amount[2]	RWA[1]

31.12.21
Exchange-traded equity exposures	24		300	24	78
Other equity exposures	783		400	783	3,319
Total	807			807	3,396

30.6.21
Exchange-traded equity exposures	72		300	72	230
Other equity exposures	700		400	700	2,967
Total	772			772	3,197

31.12.20
Exchange-traded equity exposures	29		300	29	92
Other equity exposures	638		400	638	2,704
Total	667			667	2,796

1 RWA are calculated post-application of the A-IRB multiplier of 6%, therefore the respective risk weight is higher than 300% and 400%.    2 The exposure amount for equities in the banking book is based on the net position.

p

Section 5  Counterparty credit risk

Introduction

Semi-annual I This section provides information about the exposures subject to the Basel III counterparty credit risk (CCR) framework. CCR arises from over-the-counter (OTC) and exchange-traded derivatives (ETDs), securities financing transactions (SFTs), and long settlement transactions. Within traded products, we determine the regulatory credit exposure on the majority of our derivatives portfolio by applying the effective expected positive exposure (EEPE) and stressed expected positive exposure (SEPE) as defined in the Basel III framework. For the rest of the portfolio, we apply the standardized approach for counterparty credit risk (SA-CCR). For the majority of SFTs (securities borrowing, securities lending, margin lending, repurchase agreements and reverse repurchase agreements), we determine the regulatory credit exposure using the close-out period (COP) approach. p

Counterparty credit risk management

The table below presents an overview of Pillar 3 disclosures that are provided separately in our Annual Report 2021, available under “Annual reporting” at ubs.com/investors.

Annual |

CCRA: Counterparty credit risk management
Pillar 3 disclosure requirement	Annual Report 2021 section	Disclosure		Annual Report 2021 page number

Risk management objectives and policies related to counterparty credit risk	Risk management and control	–	Traded products	119–120
		–	Credit hedging	122
		–	Mitigation of settlement risk	122
	Consolidated financial statements	–	Note 1a item 2j Hedge accounting	302
		–	Note 10 Derivative instruments	322–323
The method used to assign the operating limits defined in terms of internal capacity for counterparty credit exposures and for CCP exposures	Risk management and control	–	Risk governance	103–104
		–	Portfolio and position limits	112
		–	Credit risk – Overview of measurement, monitoring and management techniques	114
		–	Credit hedging	122
		–	Credit risk models	122–128
Policies relating to guarantees and other risk mitigants, and counterparty risk assessment	Risk management and control	–	Credit risk mitigation	121–122
	Consolidated financial statements	–	Note 10 Derivative instruments	322–323
		–	Note 22 Offsetting financial assets and financial liabilities	364–365
Policies with respect to wrong-way risk exposures	Risk management and control	–	Exposure at default	124-125
The effect on the firm of a credit rating downgrade (i.e., amount of collateral that the firm would be required to provide)	Risk management and control	–	Credit ratings	166

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UBS Group | Section 5   Counterparty credit risk

Counterparty credit exposure

Semi-annual I The CCR1 table below presents the methods used to calculate counterparty credit risk exposure.

Compared with 30 June 2021, exposure at default (EAD) post-credit risk mitigation (CRM) decreased across all approaches, primarily due to lower levels of client activity. Risk-weighted assets (RWA) increased by USD 1.0 billion in the VaR approach, due to the introduction of a regulatory add-on for prime brokerage clients of USD 2.4 billion. This increase was partly offset by the aforementioned reduction in client activity levels. p

Semi-annual |

CCR1: Analysis of counterparty credit risk (CCR) exposure by approach
USD million, except where indicated		Replacement cost	Potential future exposure	EEPE	Alpha used for computing regulatory EAD	EAD post-CRM	RWA

31.12.21
1	SA-CCR (for derivatives)	3,792	5,446		1.4	12,933	4,635
2	Internal model method (for derivatives)			27,493	1.6	43,989	17,150
3	Simple approach for credit risk mitigation (for SFTs)
4	Comprehensive approach for credit risk mitigation (for SFTs)					20,773	5,198
5	VaR (for SFTs)					39,285	8,730
6	Total					116,980	35,712

30.6.21
1	SA-CCR (for derivatives)	4,420	6,321		1.4	15,039	5,223
2	Internal model method (for derivatives)			29,364	1.6	46,983	17,011
3	Simple approach for credit risk mitigation (for SFTs)
4	Comprehensive approach for credit risk mitigation (for SFTs)					23,906	6,471
5	VaR (for SFTs)					42,604	7,724
6	Total					128,532	36,429

31.12.20
1	SA-CCR (for derivatives)	5,090	5,383		1.4	14,663	4,353
2	Internal model method (for derivatives)			30,672	1.6	49,075	19,179
3	Simple approach for credit risk mitigation (for SFTs)
4	Comprehensive approach for credit risk mitigation (for SFTs)					23,464	6,544
5	VaR (for SFTs)					48,834	8,226
6	Total					136,036	38,301

p

Semi-annual | The CCR2 table below presents the credit valuation adjustment (CVA) capital charge with a breakdown by standardized and advanced approaches. In addition to the default risk capital requirements for CCR on derivatives, we are required to add a CVA capital charge to cover the risk of mark-to-market losses associated with the deterioration of counterparty credit quality. The advanced CVA value-at-risk (VaR) approach has been used to calculate the CVA capital charge where we use the IMM. Where this is not the case, the standardized CVA approach has been used.

Compared with 30 June 2021, the CVA risk-weighted assets (RWA) decreased by USD 0.3 billion to USD 3.6 billion, primarily due to lower levels of client activity. p

Semi-annual |

CCR2: Credit valuation adjustment (CVA) capital charge
		31.12.21		30.6.21		31.12.20
USD million		EAD post-CRM	RWA	EAD post-CRM	RWA	EAD post-CRM	RWA
	Total portfolios subject to the advanced CVA capital charge	43,666	985	45,791	1,182	48,453	1,358
1	(i) VaR component (including the 3× multiplier)		212		277		371
2	(ii) Stressed VaR component (including the 3× multiplier)		773		905		987
3	All portfolios subject to the standardized CVA capital charge	12,652	2,626	14,733	2,756	5,470	1,586
4	Total subject to the CVA capital charge	56,318	3,611	60,525	3,938	53,923	2,945

p

Semi-annual | The CCR3 table below provides information about our CCR exposures under the standardized approach. Compared with 30 June 2021, the total CCR exposures decreased by USD 1.5 billion to USD 4.3 billion, primarily due to lower margin lending exposures in the Investment Bank. p

Semi-annual |

CCR3: Standardized approach – CCR exposures by regulatory portfolio and risk weights
USD million
Risk weight		0%	10%	20%	50%	75%	100%	150%	Others	Total credit exposure

	Regulatory portfolio as of 31.12.21
1	Central governments and central banks
2	Banks and securities dealers			35	28	0	2			65
3	Public-sector entities and multi-lateral development banks			136	63					199
4	Corporates			25	95	2,134[1]	1,722	0		3,976
5	Retail					13	83			96
6	Equity
7	Other assets
8	Total			196	186	2,147	1,808	0		4,337

	Regulatory portfolio as of 31.6.21
1	Central governments and central banks
2	Banks and securities dealers			218	48		2			268
3	Public-sector entities and multi-lateral development banks			131	99		0			230
4	Corporates			27	116	3,136[1]	1,775			5,054
5	Retail			0		91	164			255
6	Equity
7	Other assets
8	Total			376	263	3,227	1,941			5,807

	Regulatory portfolio as of 31.12.20
1	Central governments and central banks
2	Banks and securities dealers			48	111		0			159
3	Public-sector entities and multi-lateral development banks			139	135		0			274
4	Corporates			77	123	3,712[1]	1,758	2		5,672
5	Retail			0		3	179			182
6	Equity
7	Other assets
8	Total			263	369	3,715	1,938	2		6,287
1 Relates to structured margin lending exposures based on the methodology agreed with FINMA.

p

UBS Group | Section 5   Counterparty credit risk

Semi-annual | The CCR4 table below and on the following pages provides a breakdown of the key parameters used for the calculation of capital requirements under the advanced internal ratings-based (A-IRB) approach across Swiss Financial Market Supervisory Authority (FINMA)-defined asset classes. Compared with 30 June 2021, EAD post-CRM decreased by USD 10.1 billion to USD 112.6 billion across the various asset classes, however, RWA increased by USD 0.3 billion to USD 32.2 billion.

In the Central governments and central banks asset class, EAD post-CRM decreased by USD 0.1 billion to USD 10.6 billion and RWA remained unchanged at USD 0.8 billion.

In the Banks and securities dealers asset class, EAD post-CRM decreased by USD 1.8 billion to USD 22.6 billion and RWA decreased by USD 0.4 billion to USD 5.9 billion, primarily driven by lower client activity in SFTs in the Investment Bank.

In the Public-sector entities and multi-lateral development banks asset class, EAD post-CRM decreased by USD 0.5 billion to USD 0.5 billion, mainly due to a decrease in derivatives in Group Treasury. RWA remained unchanged at USD 0.1 billion, as the aforementioned reduction in exposures occurred in PD scales with a low RWA density.

In the Corporates: including specialized lending asset class, EAD post-CRM decreased by USD 5.6 billion to USD 72.2 billion, primarily due to exposure decreases in SFTs and derivatives, mainly as a result of lower levels of client activity in the Investment Bank. RWA increased by USD 0.8 billion to USD 24.7 billion, primarily driven by an increase of USD 2.4 billion from regulatory add-ons related to prime brokerage clients, partly offset by a decrease of USD 1.6 billion as a result of the aforementioned decrease in client activity levels.

In the Retail: other retail asset class, EAD post-CRM decreased by USD 2.0 billion to USD 6.7 billion, mainly due to decreases in derivatives in Global Wealth Management.

Information about RWA, including details of movements in CCR RWA, is provided on pages 9–11 of our 30 September 2021 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, and  on page 66 of this report. p

Semi-annual |

CCR4: IRB – CCR exposures by portfolio and PD scale
USD million, except where indicated	EAD post-CRM	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years[1]	RWA	RWA density in %

Central governments and central banks as of 31.12.21
0.00 to <0.15	10,084	0.0	0.1	35.7	0.6	410	4.1
0.15 to <0.25	164	0.2	<0.1	66.3	0.3	52	32.1
0.25 to <0.50	368	0.3	<0.1	93.4	0.7	333	90.4
0.50 to <0.75	6	0.7	<0.1	100.0	1.0	9	146.2
0.75 to <2.50	2	1.6	<0.1	65.0	1.0	3	136.2
2.50 to <10.00
10.00 to <100.00
100.00 (default)
Subtotal	10,624	0.0	0.1	38.2	0.6	807	7.6

Central governments and central banks as of 30.6.21
0.00 to <0.15	10,385	0.0	0.1	39.3	0.6	599	5.8
0.15 to <0.25	111	0.2	<0.1	40.9	0.7	30	26.8
0.25 to <0.50	225	0.3	<0.1	93.8	0.7	210	93.4
0.50 to <0.75	0	0.7	<0.1	100.0	1.0	1	146.2
0.75 to <2.50	4	1.3	<0.1	70.0	1.0	6	136.6
2.50 to <10.00
10.00 to <100.00
100.00 (default)
Subtotal	10,726	0.0	0.1	40.5	0.6	846	7.9

Central governments and central banks as of 31.12.20
0.00 to <0.15	14,751	0.0	0.1	38.6	0.5	787	5.3
0.15 to <0.25	199	0.2	<0.1	38.2	0.9	53	26.4
0.25 to <0.50	494	0.3	<0.1	96.3	0.9	469	94.9
0.50 to <0.75	128	0.7	<0.1	99.6	1.0	186	145.7
0.75 to <2.50
2.50 to <10.00	0	2.6	<0.1	75.0	1.0	0	228.3
10.00 to <100.00
100.00 (default)
Subtotal	15,572	0.0	0.1	40.9	0.5	1,495	9.6

CCR4: IRB – CCR exposures by portfolio and PD scale (continued)
USD million, except where indicated	EAD post-CRM	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years[1]	RWA	RWA density in %

Banks and securities dealers as of 31.12.21
0.00 to <0.15	16,427	0.1	0.4	49.4	0.7	2,848	17.3
0.15 to <0.25	3,555	0.2	0.2	48.9	0.6	1,238	34.8
0.25 to <0.50	1,587	0.4	0.2	53.5	0.7	839	52.8
0.50 to <0.75	449	0.6	<0.1	60.8	0.8	405	90.1
0.75 to <2.50	512	1.3	0.1	44.8	0.7	481	94.0
2.50 to <10.00	56	3.4	<0.1	76.4	0.7	103	184.5
10.00 to <100.00	0	22.0	<0.1	45.0	1.0	0	244.7
100.00 (default)
Subtotal	22,586	0.2	0.9	49.8	0.7	5,915	26.2

Banks and securities dealers as of 30.6.21
0.00 to <0.15	17,595	0.1	0.4	50.0	0.6	2,948	16.8
0.15 to <0.25	4,192	0.2	0.2	51.6	0.7	1,553	37.1
0.25 to <0.50	1,482	0.4	0.2	52.6	0.6	695	46.9
0.50 to <0.75	399	0.6	<0.1	59.5	0.7	350	87.7
0.75 to <2.50	695	1.3	0.1	47.2	0.7	676	97.3
2.50 to <10.00	20	3.1	<0.1	70.7	1.0	41	208.5
10.00 to <100.00	3	22.0	<0.1	45.0	1.0	8	241.3
100.00 (default)
Subtotal	24,387	0.2	1.0	50.5	0.6	6,272	25.7

Banks and securities dealers as of 31.12.20
0.00 to <0.15	18,474	0.1	0.4	50.0	0.6	3,150	17.1
0.15 to <0.25	5,913	0.2	0.2	49.7	0.5	1,964	33.2
0.25 to <0.50	1,894	0.4	0.2	48.5	0.7	904	47.7
0.50 to <0.75	633	0.7	<0.1	60.4	0.6	582	91.9
0.75 to <2.50	738	1.3	0.1	52.4	1.0	827	112.1
2.50 to <10.00	29	3.9	<0.1	77.8	1.0	67	231.7
10.00 to <100.00	0	22.0	<0.1	45.0	1.0	0	241.8
100.00 (default)
Subtotal	27,681	0.2	1.0	50.1	0.6	7,494	27.1

UBS Group | Section 5   Counterparty credit risk

CCR4: IRB – CCR exposures by portfolio and PD scale (continued)
USD million, except where indicated	EAD post-CRM	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years[1]	RWA	RWA density in %

Public-sector entities and multi-lateral development banks as of 31.12.21
0.00 to <0.15	383	0.0	<0.1	69.8	1.2	76	19.8
0.15 to <0.25	117	0.2	<0.1	27.5	1.4	18	15.5
0.25 to <0.50	0	0.4	<0.1	100.0	1.0	0	81.5
0.50 to <0.75
0.75 to <2.50
2.50 to <10.00	0	2.7	<0.1	5.0	1.0	0	9.8
10.00 to <100.00
100.00 (default)
Subtotal	501	0.1	0.0	60.0	1.2	94	18.8

Public-sector entities and multi-lateral development banks as of 30.6.21
0.00 to <0.15	736	0.0	<0.1	40.2	0.6	31	4.2
0.15 to <0.25	292	0.2	<0.1	55.8	1.3	100	34.3
0.25 to <0.50	0	0.4	<0.1	100.0	1.1	0	84.4
0.50 to <0.75
0.75 to <2.50	0	1.0	<0.1	34.9	1.0	0	60.2
2.50 to <10.00
10.00 to <100.00
100.00 (default)
Subtotal	1,029	0.1	<0.1	44.7	0.8	131	12.7

Public-sector entities and multi-lateral development banks as of 31.12.20
0.00 to <0.15	1,308	0.0	<0.1	41.0	0.7	129	9.9
0.15 to <0.25	470	0.2	<0.1	42.1	1.3	111	23.7
0.25 to <0.50
0.50 to <0.75	0	0.6	<0.1	100.0	1.4	0	121.3
0.75 to <2.50
2.50 to <10.00
10.00 to <100.00
100.00 (default)	26	100.0	<0.1		2.9	27	103.0
Subtotal	1,805	1.5	<0.1	40.7	0.9	268	14.8

CCR4: IRB – CCR exposures by portfolio and PD scale (continued)
USD million, except where indicated	EAD post-CRM	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years[1]	RWA	RWA density in %

Corporates: including specialized lending as of 31.12.21[2]
0.00 to <0.15	48,743	0.0	11.5	33.8	0.5	6,173	12.7
0.15 to <0.25	7,935	0.2	2.1	54.1	0.6	4,574	57.6
0.25 to <0.50	3,337	0.4	0.7	86.1	0.7	4,767	142.9
0.50 to <0.75	2,799	0.6	0.7	44.4	0.5	3,006	107.4
0.75 to <2.50	7,748	1.2	1.2	23.4	0.4	4,781	61.7
2.50 to <10.00	1,655	2.9	0.2	17.7	0.5	1,372	82.9
10.00 to <100.00	0	13.0	<0.1	50.0	1.0	0	424.9
100.00 (default)	20	100.0	<0.1		2.4	20	102.6
Subtotal	72,236	0.3	16.2	37.3	0.5	24,693	34.2

Corporates: including specialized lending as of 30.6.21[2]
0.00 to <0.15	52,198	0.0	11.3	34.4	0.5	6,427	12.3
0.15 to <0.25	9,975	0.2	2.0	50.8	0.6	5,438	54.5
0.25 to <0.50	3,088	0.3	0.7	71.8	0.6	3,669	118.8
0.50 to <0.75	2,753	0.6	0.7	32.0	0.5	1,836	66.7
0.75 to <2.50	7,951	1.2	1.2	22.8	0.4	5,062	63.7
2.50 to <10.00	1,847	2.9	0.1	17.3	0.4	1,403	75.9
10.00 to <100.00	9	13.0	<0.1	30.0	1.0	13	137.8
100.00 (default)	22	100.0	<0.1		2.6	23	102.6
Subtotal	77,843	0.3	16.1	36.3	0.5	23,870	30.7

Corporates: including specialized lending as of 31.12.20[2]
0.00 to <0.15	52,552	0.0	10.8	34.5	0.5	6,653	12.7
0.15 to <0.25	8,375	0.2	1.9	54.9	0.7	4,992	59.6
0.25 to <0.50	3,074	0.3	0.7	70.1	0.7	3,539	115.1
0.50 to <0.75	2,579	0.6	0.6	32.7	0.6	1,846	71.6
0.75 to <2.50	7,392	1.2	1.1	22.6	0.4	4,719	63.8
2.50 to <10.00	2,171	3.1	0.1	15.9	0.3	1,609	74.1
10.00 to <100.00	3	13.0	<0.1	20.0	1.0	5	147.0
100.00 (default)	0	100.0	<0.1		1.0	0	106.0
Subtotal	76,146	0.3	15.4	36.5	0.5	23,363	30.7

UBS Group | Section 5   Counterparty credit risk

CCR4: IRB – CCR exposures by portfolio and PD scale (continued)
USD million, except where indicated	EAD post-CRM	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years[1]	RWA	RWA density in %

Retail: other retail as of 31.12.21
0.00 to <0.15	5,534	0.0	12.8	28.3		253	4.6
0.15 to <0.25	126	0.2	0.1	24.9		13	10.5
0.25 to <0.50	168	0.3	0.2	35.2		45	27.0
0.50 to <0.75	123	0.6	0.1	30.0		51	41.4
0.75 to <2.50	684	1.0	8.3	29.0		262	38.3
2.50 to <10.00	52	3.1	<0.1	28.9		25	49.2
10.00 to <100.00	9	13.9	<0.1	31.9		7	74.6
100.00 (default)
Subtotal	6,696	0.2	21.6	28.5		657	9.8

Retail: other retail as of 30.6.21
0.00 to <0.15	7,509	0.0	13.4	28.6		326	4.3
0.15 to <0.25	131	0.2	0.1	26.3		18	13.7
0.25 to <0.50	215	0.4	0.1	33.8		57	26.4
0.50 to <0.75	101	0.6	<0.1	30.7		35	35.1
0.75 to <2.50	761	1.0	9.6	29.4		302	39.7
2.50 to <10.00	18	3.5	<0.1	32.0		9	49.1
10.00 to <100.00	7	20.4	<0.1	24.4		4	62.5
100.00 (default)
Subtotal	8,741	0.2	23.4	28.8		751	8.6

Retail: other retail as of 31.12.20
0.00 to <0.15	7,157	0.0	12.7	29.8		306	4.3
0.15 to <0.25	74	0.2	0.1	28.1		9	11.5
0.25 to <0.50	189	0.3	0.1	32.8		46	24.5
0.50 to <0.75	175	0.6	<0.1	30.5		53	30.1
0.75 to <2.50	915	1.0	9.5	31.3		293	32.1
2.50 to <10.00	32	3.9	<0.1	29.8		15	46.4
10.00 to <100.00	3	14.4	<0.1	27.9		2	56.9
100.00 (default)
Subtotal	8,546	0.2	22.7	30.1		724	8.5

Total 31.12.21	112,644	0.2	39.0	39.5	0.5[3]	32,166	28.6
Total 30.6.21	122,726	0.2	40.7	39.0	0.6[3]	31,870	26.0
Total 31.12.20	129,750	0.2	38.3	39.6	0.6[3]	33,344	25.7

1 Average maturity for defaulted exposures disclosed in the table is not used to calculate RWA.    2 Includes exposures to managed funds.    3 Retail asset classes are excluded from the average maturity as they are not subject to maturity treatment.

p

Semi-annual | The CCR5 table below presents a breakdown of collateral posted or received relating to counterparty credit risk exposures from derivative transactions or SFTs.

Compared with 30 June 2021, the fair value of collateral received for derivatives increased by USD 6.6 billion to USD 73.5 billion, and the fair value of collateral posted for derivatives increased by USD 3.7 billion to USD 57.0 billion, mainly in Group Treasury, due to an uplift in collateralization of trades in equity securities.

The fair value of collateral received for SFTs decreased by USD 21.9 billion to USD 659.6 billion, and the fair value of collateral posted for SFTs decreased by USD 16.4 billion to USD 473.6 billion. The fourth quarter of 2021 included decreases in both received and posted collateral, mainly driven by equity securities primarily in the prime brokerage business, due to lower client activity, and a decrease in received collateral related to other debt securities reflecting roll-off of positions. These decreases were partly offset by increases in both received and posted collateral related to sovereign debt, primarily driven by a balance sheet increase in Group Treasury, as well as an increase in posted cash collateral due to the aforementioned roll-off of positions. p

Semi-annual |

CCR5: Composition of collateral for CCR exposure[1]
	Collateral used in derivative transactions						Collateral used in SFTs
	Fair value of collateral received			Fair value of posted collateral			Fair value of collateral received	Fair value of posted collateral
USD million	Segregated[2]	Unsegregated	Total	Segregated[3]	Unsegregated	Total

31.12.21
Cash – domestic currency[4]	1,856	18,833	20,689	2,265	12,138	14,403	28,985	68,484
Cash – other currencies[4]	0	21,755	21,755	3,051	13,167	16,218	11,330	30,603
Sovereign debt	6,943	9,579	16,522	7,435	8,214	15,649	249,209	166,892
Other debt securities	1,312	3,500	4,812	203	745	947	74,238	36,152
Equity securities	9,466	268	9,735	3,070	6,695	9,765	295,834	171,492
Total	19,578	53,935	73,513	16,023	40,959	56,982	659,595	473,623

30.6.21
Cash – domestic currency[4]	2,467	17,176	19,643	2,199	12,682	14,881	29,508	68,723
Cash – other currencies[4]		22,208	22,208	1,416	13,522	14,939	9,029	41,972
Sovereign debt	6,550	10,112	16,663	8,702	7,445	16,147	230,904	153,432
Other debt securities		2,499	2,499	324	482	806	87,268	32,946
Equity securities	5,642	284	5,926	2,609	3,889	6,499	324,774	192,955
Total	14,659	52,280	66,939	15,251	38,021	53,272	681,483	490,027

31.12.20
Cash – domestic currency	2,375	20,252	22,627	1,955	11,094	13,049	27,309	70,886
Cash – other currencies		23,884	23,884	1,401	17,859	19,260	11,284	34,253
Sovereign debt	6,801	10,392	17,193	8,059	8,586	16,645	239,763	163,865
Other debt securities		2,317	2,317	503	524	1,027	81,959	33,238
Equity securities	4,241	31	4,271	2,604	3,077	5,681	308,349	185,050
Total	13,417	56,876	70,293	14,523	41,139	55,662	668,664	487,292

1 This table includes collateral received and posted with and without the right of rehypothecation, but excludes securities placed with central banks related to undrawn credit lines and for payment, clearing and settlement purposes for which there were no associated liabilities or contingent liabilities.    2 Includes collateral received in derivative transactions, primarily initial margins, that is placed with a third-party custodian and to which UBS has access only in the event of counterparty default.    3 Includes collateral posted to central counterparties, where we apply a 0% risk weight for trades that we have entered into on behalf of a client and where the client has signed a legally enforceable agreement stipulating that the default risk of that central counterparty is carried by the client. Furthermore, it includes posted collateral, which is held in a segregated, bankruptcy-remote account and is therefore not considered in the determination of the net independent collateral amount.    4 Cash collateral received and posted for derivatives and SFTs are subject to netting recognized on the IFRS balance sheet.

p

UBS Group | Section 5   Counterparty credit risk

Semi-annual | The CCR6 table below presents an overview of credit risk protection bought or sold through credit derivatives.

Compared with 30 June 2021, notionals for credit derivatives decreased by USD 28.7 billion to USD 56.1 billion for protection bought and by USD 28 billion to USD 46.4 billion for protection sold. This was primarily driven by single-name credit default swaps and index credit default swaps, mostly due to trade terminations in the Investment Bank’s Financing business, as well as compression activities and trade maturities in Group Treasury and the Investment Bank. p

Semi-annual |

CCR6: Credit derivatives exposures
	31.12.21		30.6.21		31.12.20
USD million	Protection bought	Protection sold	Protection bought	Protection sold	Protection bought	Protection sold
Notionals[1]
Single-name credit default swaps	24,167	26,431	35,552	38,593	42,073	46,350
Index credit default swaps	25,554	18,842	41,854	33,629	49,311	40,022
Total return swaps	2,354	623	2,842	922	3,128	1,344
Credit options	4,000	500	4,570	1,250	2,045	61
Total notionals	56,075	46,396	84,818	74,394	96,556	87,777
Fair values
Positive fair value (asset)	488	937	485	1,569	535	1,839
Negative fair value (liability)	1,193	570	1,840	563	2,256	682
1 Includes notional amounts for client-cleared transactions.

p

Counterparty credit risk risk-weighted assets

Quarterly | The CCR7 table below presents a flow statement explaining changes in counterparty credit risk RWA determined under the internal model method (IMM) for derivatives and the value-at-risk (VaR) approach for SFTs.

CCR RWA on derivatives under the IMM decreased by USD 1.0 billion to USD 17.5 billion during the fourth quarter of 2021, primarily due to asset size movements in the Investment Bank mainly as a result of lower client activity levels. CCR RWA on SFTs under the VaR approach decreased by USD 0.1 billion to USD 8.9 billion during the fourth quarter of 2021, as a decrease in asset size mainly due to lower levels of client activity was almost entirely offset by the implementation of a regulatory add-on of USD 1.2 billion for prime brokerage clients.

For definitions of CCR RWA movement table components, refer to “Definitions of credit risk and counterparty credit risk RWA movement table components for CR8 and CCR7” in the “Credit risk” section on page 47 of this report. p

Quarterly |

CCR7: RWA flow statements of CCR exposures under internal model method (IMM) and value-at-risk (VaR)
		For the quarter ended 31.12.21			For the quarter ended 30.9.21			For the quarter ended 30.6.21			For the quarter ended 31.3.21
USD million		Derivatives	SFTs	Total	Derivatives	SFTs	Total	Derivatives	SFTs	Total	Derivatives	SFTs	Total
		Subject to IMM	Subject to VaR		Subject to IMM	Subject to VaR		Subject to IMM	Subject to VaR		Subject to IMM	Subject to VaR
1	RWA as of the beginning of the quarter	18,555	8,921	27,477	17,232	7,909	25,141	19,352	7,353	26,705	19,380	8,386	27,767
2	Asset size	(961)	(1,215)	(2,176)	1,721	(45)	1,676	(2,139)	752	(1,386)	911	(767)	144
3	Credit quality of counterparties	(1)	6	5	61	(35)	26	(73)	(69)	(141)	(338)	(37)	(376)
4	Model updates	(23)		(23)	(135)		(135)	17		17	(211)	(90)	(301)
5	Methodology and policy		1,178	1,178	(90)	1,152	1,062		(150)	(150)
5a	of which: regulatory add-ons		1,178	1,178		1,152	1,152		(150)	(150)
6	Acquisitions and disposals
7	Foreign exchange movements	(64)	(36)	(100)	(233)	(61)	(294)	74	23	97	(390)	(139)	(529)
8	Other
9	RWA as of the end of the quarter	17,506	8,854	26,360	18,555	8,921	27,477	17,232	7,909	25,141	19,352	7,353	26,705

p

Semi-annual | The CCR8 table below presents a breakdown of exposures to central counterparties and related RWA. Compared with 30 June 2021, exposures to qualifying central counterparties (QCCPs) increased by USD 6.9 billion to USD 63.6 billion, primarily due to higher stressed effective expected positive exposure (EEPE) in exchange-traded derivatives in the Investment Bank. p

Semi-annual |

CCR8: Exposures to central counterparties
		31.12.21		30.6.21		31.12.20
USD million		EAD (post-CRM)	RWA	EAD (post-CRM)	RWA	EAD (post-CRM)	RWA
1	Exposures to QCCPs (total)[1]	63,590	1,667	56,664	1,754	54,507	1,431
2	Exposures for trades at QCCPs (excluding initial margin and default fund contributions); of which	31,939	499	27,964	320	24,531	258
3	(i) OTC derivatives	2,209	41	2,465	45	1,614	29
4	(ii) Exchange-traded derivatives	25,022	365	18,557	137	17,126	113
5	(iii) Securities financing transactions	4,708	94	6,943	139	5,792	116
6	(iv) Netting sets where cross-product netting has been approved
7	Segregated initial margin
8	Non-segregated initial margin[2]	29,187	150	26,585	256	28,023	248
9	Pre-funded default fund contributions	2,464	1,017	2,115	1,177	1,953	925
10	Unfunded default fund contributions
11	Exposures to non-QCCPs (total)	379	601	645	874	478	622
12	Exposures for trades at non-QCCPs (excluding initial margin and default fund contributions); of which	311	311	199	199	143	143
13	(i) OTC derivatives	1	1	0	0	1	1
14	(ii) Exchange-traded derivatives	236	236	121	121	65	65
15	(iii) Securities financing transactions	74	74	78	78	77	77
16	(iv) Netting sets where cross-product netting has been approved
17	Segregated initial margin
18	Non-segregated initial margin[2]	48	48	426	426	322	322
19	Pre-funded default fund contributions	8	104	9	113	6	73
20	Unfunded default fund contributions	11	138	11	136	7	84

1 Qualifying central counterparties (QCCPs) are entities licensed by regulators to operate as CCPs and meet the requirements outlined in FINMA Circular 2017/7.    2 Exposures associated with initial margin, where the exposures are measured under the IMM or the VaR approach, have been included within the exposures for trades (refer to line 2 for QCCPs and line 12 for non-QCCPs). The exposures for non-segregated initial margin (refer to line 8 for QCCPs and line 18 for non-QCCPs), i.e., not bankruptcy-remote in accordance with FINMA Circular 2017/7, reflect the replacement costs under SA-CCR multiplied by an alpha factor of 1.4. The RWA reflect the exposure multiplied by the applied risk weight of derivatives. Under SA-CCR, collateral posted to a segregated, bankruptcy-remote account does not increase the value of replacement costs.

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UBS Group | Section 6   Comparison of A-IRB approach and standardized approach for credit risk

Section 6  Comparison of A-IRB approach and standardized approach for credit risk

Background

Annual | In accordance with current prudential regulations, the Swiss Financial Market Supervisory Authority (FINMA) has approved our use of the advanced internal ratings-based (A-IRB) approach for calculating the required capital for the majority of our credit risk exposures.

The principal differences between the standardized approach (the SA) and the A-IRB approach identified below are based on the current SA rules without consideration of the material revisions announced by the Basel Committee on Banking Supervision (the BCBS) in December 2017.

We believe advanced approaches that adequately capture economic risks are paramount for the appropriate representation of the capital requirements related to risk-taking activities. Within a strong risk control framework, in combination with robust stress testing practices, strict risk limits, as well as leverage and liquidity requirements, advanced approaches promote a proactive risk culture, setting the right incentives to prudently manage risks.

Refer to the “Introduction and basis for preparation” section of this report for information about FINMA-defined asset classes. p

Key methodological differences between the A-IRB approach and current SA

Annual | In line with the BCBS objectives, the A-IRB approach aims to balance the maintaining of prudent levels of capital while encouraging, where appropriate, the use of advanced risk management techniques. By design, the calibration of the current SA and the A-IRB approach is such that low-risk, short-maturity, well-collateralized portfolios across the various asset classes (with the exception of Central governments and central banks) receive lower risk weights under the A-IRB than under the current SA rules. Accordingly, risk-weighted assets (RWA) and capital requirements under the current SA would be substantially higher than under the A-IRB approach for lower-risk portfolios. Conversely, RWA for higher-risk portfolios are higher under the A-IRB approach than under the current SA.

Methodological differences primarily arise due to the measurement of exposure at default (EAD) and the risk weights applied. In both cases, the treatment of risk mitigation, such as collateral, can have a significant effect.

EAD measurement

For the measurement of EAD, the main methodological differences relate to derivatives, driven by the differences between the internal model method (IMM) and the regulatory-prescribed standardized approach for counterparty credit risk (SA-CCR).

The model-based approaches to derive estimates of EAD for derivatives and securities financing transactions (SFTs) reflect the detailed characteristics of individual transactions. They model the range of possible exposure outcomes across all transactions within the same legally enforceable netting set at various future time points. The modeling assesses the net amount that may be owed to us or that we may owe to others, taking into account the effect of correlated market moves over the potential time it may take to close out a position. The calculation considers current market conditions and is therefore sensitive to deteriorations in the market environment.

In contrast, EAD under the regulatory-prescribed rules is calculated as replacement costs at the balance sheet date plus regulatory add-ons, which take into account potential future market movements but at predetermined fixed rates, not sensitive to changes in market conditions. These add-ons are crudely differentiated by reference to only five product types and three maturity buckets. Moreover, the current regulatory-prescribed rules calculation gives very limited recognition to the benefits of diversification across transactions covered under the same legally enforceable netting agreement. As a result, large, diversified portfolios, such as those arising from our activities with other market-making banks, will generate much higher EAD under the current regulatory-prescribed rules than under our internal model-based approaches.

Risk weights

Under the A-IRB approach, risk weights are assigned according to the firm’s internal credit assessment of the counterparty to determine the probability of default (PD) and loss given default (LGD).

PD is an estimate of the likelihood of a counterparty defaulting on its contractual obligations over the next 12 months. It is assessed using rating tools tailored to the various categories of counterparties. Statistically developed scorecards, based on key attributes of the obligor, are used to determine PD for many of our corporate clients and for loans secured by real estate. Where available, market data may also be used to derive the PD for large corporate counterparties. For low-default portfolios, we take into account, where available, relevant external default data in the rating tool development. For Lombard loans, Merton-type historical return-based model simulations taking into account potential changes in the value of securities collateral are used in our rating approach. PD is not only an integral part of the credit risk measurement, but also an important input for determining the level of credit approval required for any given transaction. Moreover, for the purpose of capital underpinning, the majority of counterparty PDs are subject to a floor.

LGD is the magnitude of the likely loss if there is a default. The calculation takes into account the loss of principal, interest and other amounts, such as workout costs, including the cost of carrying an impaired position during the workout process, less recovered amounts. Importantly, LGD considers the likely recovery rate of claims against defaulted counterparties, which depends on the type of counterparty and any credit mitigation by way of collateral or guarantees, with our estimates being supported by our internal historical loss data and external information where available.

The combination of PD and LGD determined at the counter-party level results in a highly granular level of differentiation of the economic risk from different borrowers and transactions.

In contrast, SA risk weights are largely reliant on external rating agencies’ assessments of the credit quality of the counterparty, with a 100% risk weight typically being applied where no external rating is available. Even where external ratings are available, there is only a coarse granularity of risk weights, with only four primary risk weights used for differentiating counterparties, with the addition of a 0% risk weight for AA– or better rated central governments and central banks. Risk weights of 35%, 75% and 100% are used for mortgages not in default, and risk weights of 75% and 100% are used for retail exposures not in default.

The SA does not differentiate across transaction maturities except for exposures to banks, albeit in a very simplistic manner considering transactions only shorter or longer than three months. This has clear limitations: for example, the economic risk of a six-month loan to a BB-rated US corporation is significantly different to that of a 10-year loan to the same borrower. This difference is evident from the distinction of PD levels based on ratings assigned by external rating agencies through their separate ratings for short-term and long-term debt for a given issuer.

The SA typically assigns lower risk weights to sub-investment grade counterparties than the A-IRB approach, thereby potentially understating the economic risk. Conversely, investment grade counterparties typically receive higher risk weights under the SA than under the A-IRB approach.

Maturity is also an important factor for all asset classes except Retail, with the A-IRB approach producing a higher capital requirement for longer-maturity exposures than for shorter-maturity exposures.

Additionally, under the A-IRB approach we calculate expected loss measures that are deducted from common equity tier 1 (CET1) capital to the extent that they exceed eligible provisions, which is not the case under the SA.

Given the divergence between the SA and the economic risk, which is better represented under the A-IRB approach, particularly for lower-grade counterparties, there is a risk that applying the SA could incentivize higher risk-taking without a commensurate increase in required capital. p

Comparison of the A-IRB approach EAD and leverage ratio denominator by asset class

Annual | The following table shows EAD, average risk weight, RWA and leverage ratio denominator (LRD) for the asset classes Central governments and central banks; Public-sector entities; Multi-lateral development banks; Banks and securities dealers; Corporates; and Retail credit risk and counterparty credit risk exposures subject to the A-IRB approach. LRD is the exposure measure used for the leverage ratio.

LRD estimates presented in the table reflect the credit risk and counterparty credit risk components of exposures only and are therefore not representative of the LRD requirement at UBS level overall. The LRD estimates exclude exposures subject to market risk, non-counterparty-related risk and SA credit risk to provide a like-for-like comparison with the A-IRB credit risk EAD disclosed below. p

Annual |

Comparison of A-IRB approach EAD and leverage ratio denominator by asset class
31.12.21	A-IRB, credit and counterparty credit risk			LRD
in USD billion, except where indicated	Net EAD	Average RW %	RWA
Central governments and central banks	233	1	3	235
Multi-lateral development banks	3	2	0	4
Public-sector entities	3	21	1	4
Banks and securities dealers	33	34	11	116
Corporates	163	48	78	221
Retail	402	14	55	335
of which: Residential mortgages	170	21	36	169
of which: Lombard lending	227	8	18	164
Total	838	18	149	915

p

UBS Group | Section 6   Comparison of A-IRB approach and standardized approach for credit risk

Comparison of the A-IRB approach, the SA and LRD by asset class

Annual | The differences between the A-IRB approach, the SA and LRD per asset class are discussed below and on the following pages.

Central governments and central banks, Public-sector entities, and Multi-lateral development banks

The regulatory net EAD for Central governments and central banks, Public-sector entities, and Multi-lateral development banks as of 31 December 2021 was USD 240 billion under the A-IRB approach. Since the vast majority of our exposure is driven by exposures to banking products, the LRD is broadly in line with the A-IRB net EAD and we would expect a similar amount under the SA.

The charts on this page provide comparisons of risk weights for exposures to the asset class Central governments and central banks and the sub-asset classes (i) highly rated Multi-lateral development banks, as well as (ii) other Multi-lateral development banks and Public-sector entities calculated under the A-IRB approach and the SA. Risk weights under the A-IRB approach are shown for one-year and five-year maturities, both assuming an LGD of 45%. Our internal A-IRB ratings have been mapped to external ratings based on the long-term average of one-year default rates available from the major credit rating agencies, as described on page 122 of our Annual Report 2021.

The SA assigns a zero risk weight to central governments and central banks rated AA– and better, as well as to highly rated Multi-lateral development bank counterparties, while the A-IRB approach generally assigns risk weights higher than zero to even the highest-quality sovereign counterparties.

For other Multi-lateral development bank and Public-sector entity counterparties rated AA– and better, the risk weight applied under the SA is 20%.

However, because this asset class is not a significant driver of RWA, we would expect any resulting RWA difference between the A‑IRB approach and the SA to be relatively small.

Banks and securities dealers

The regulatory net EAD for the asset class Banks and securities dealers as of 31 December 2021 was USD 33 billion under the
A-IRB approach. The A-IRB net EAD is lower than the LRD, mainly due to collateral mitigation on derivatives and SFTs. We would expect the net EAD to increase under the SA, related to derivatives and SFTs within the Investment Bank, due to the aforementioned methodological differences between the calculation of EAD under the two approaches.

The chart below provides a comparison of risk weights for Banks and securities dealers exposures calculated under the A‑IRB approach and the SA.

The vast majority of our exposure with Banks and securities dealers is of investment grade quality. The average contractual maturity of this exposure is closer to the one-year example provided in the chart on the prior page. Therefore, we would expect a higher average risk weight under the SA than the 34% average risk weight under the A-IRB approach. In combination with higher EAD, we would expect this to lead to significantly higher RWA for Banks and securities dealers under the SA.

Corporates

The regulatory net EAD for the Corporates asset class as of 31 December 2021 was USD 163 billion under the A-IRB approach. The A-IRB net EAD is lower than the LRD, mainly due to collateral mitigation on derivatives and SFTs. We would expect the EAD to be higher under the regulatory-prescribed rules related to derivatives and SFTs, due to the aforementioned methodological differences between the calculation of EAD under the two approaches. Derivatives and SFTs account for 44% of the EAD for this asset class as of 31 December 2021.

The following chart provides a comparison of risk weights for Corporates exposures calculated under the A-IRB approach and the SA. These exposures primarily arise from corporate lending and derivatives trading within the Investment Bank, and lending to large corporate clients and small and medium-sized entities (SMEs) in Switzerland. The comparison does not include the FINMA-required multiplier applied to the Investment Bank’s Corporates exposures under the A-IRB approach.

Investment grade counterparties typically receive higher risk weights under the SA than under the A-IRB approach. The majority of our Corporates exposures fall into this category. We would therefore expect risk weights for Corporates to be generally higher under the SA.

In addition, SA risk weights rely on external ratings, with a default weighting of 100% being applied where no external rating is available. Typically, counterparties with no external rating are riskier and thus have higher risk weights under the A-IRB approach. However, managed funds, which comprise nearly one-third of our Corporates EAD, typically have no debt and are therefore unrated. The SA applies a 100% risk weight to exposures to such funds. Under A-IRB, these funds are considered very low risk and as of 31 December 2021 had an average risk weight of 22%. We believe the SA significantly overstates the associated risk.

Conversely, for certain exposures we consider the risk weight of 100% under the SA resulting from the absence of an external rating as insufficient, as evident from the hypothetical leveraged finance counterparty example in the table below. p

Annual |

Comparison of risk weights as a function of internal rating assessment

The table assumes two counterparties without external rating assignments.

	Interest payment coverage (EBITDA / total interest payments)	Total debt / EBITDA	Debt / assets	Liquidity (fraction of assets that are liquid)	Internal rating assessment	Exposure maturity	A-IRB risk weight range	SA risk weight
Managed funds	NA	NA	0	100%	AAA–AA	< 1Y	10–20%	100%
Leveraged finance counterparty	< 2	> 2.5	> 50%	0%	BB–C	> 5Y	100–600%	100%

p

UBS Group | Section 6   Comparison of A-IRB approach and standardized approach for credit risk

Retail

Residential mortgages

Annual | The regulatory net EAD for the sub-asset class Residential mortgages as of 31 December 2021 was USD 170 billion under the A-IRB approach. Since the vast majority of our exposures is driven by banking products, the LRD is broadly in line with the
A-IRB net EAD and we would expect a similar amount under the SA.

Due to the size of our personal and corporate banking business in Switzerland, our domestic portfolios represent a significant portion of our overall lending exposures, with the largest being loans secured by residential properties. Our internal models assign risk weights to such loans by considering the debt service capacity of borrowers and the availability of other collateral, among other factors. These are important considerations for the Swiss market, where there is legal recourse to the borrower.

In contrast, and different to the assignment of risk weights for the aforementioned asset classes, the SA is less complex and only differentiates the risk weights based on loan-to-value (LTV) ranges, as shown in the chart below.

The vast majority of our exposures would attract the minimum 35% risk weight under the SA, compared with an average of 21% as of 31 December 2021 observed under the A‑IRB approach.

The difference is largely due to the current SA rules not providing benefit to the portion of exposures with an LTV below 67%. The vast majority of exposures fall within this category, as shown in the “Swiss mortgages: distribution of net exposure at default (EAD) across exposure segments and loan-to-value (LTV) buckets” table on page 117 of our Annual Report 2021, available under ”Annual reporting” at ubs.com/investors.

Lombard lending

The regulatory net EAD for the Lombard loans sub-asset class as of 31 December 2021 was USD 227 billion under the A‑IRB approach, and mainly arises in our wealth management business.

Eligible collateral is more limited under the SA than under A‑IRB. However, the haircuts applied to collateral under the A‑IRB approach are generally greater than those prescribed under the SA. Given this, we would expect the overall effect of applying current SA rules to be limited for this portfolio. p

Section 7  Securitizations

SECA: Introduction

Annual | This section provides details of traditional and synthetic securitization exposures in the banking and trading book based on the Basel III securitization framework.

In a traditional securitization, a pool of loans (or other debt obligations) is transferred to structured entities that have been established to own the loan pool and to issue tranched securities to third-party investors referencing this pool of loans. In a synthetic securitization, legal ownership of securitized pools of assets is typically retained but associated credit risk is transferred to structured entities, commonly through guarantees, credit derivatives or credit-linked notes. Hybrid structures with a mix of traditional and synthetic features are disclosed as synthetic securitizations.

We act in different roles in securitization transactions. As originator, we create or purchase financial assets, which are then securitized in traditional or synthetic securitization transactions, enabling us to transfer significant risk to third-party investors. As sponsor, we manage, provide financing for or advise on securitization programs. In line with the Basel III framework, sponsoring includes underwriting activities. In all other cases we act as an investor, by taking securitization positions. p

SECA: Objectives, roles and involvement

Securitization in the banking book

Annual | Securitization positions held in the banking book include legacy risk positions in Non-core and Legacy Portfolio within Group Functions. In 2021, for the majority of securitization carrying amounts on the balance sheet we acted as an originator or investor. Securitization and re-securitization positions in the banking book are measured at fair value, reflecting market prices where available, or based on our internal pricing models. p

Securitization in the trading book

Annual | Securitizations held in the trading book are part of trading activities, including market-making and client facilitation, that could result in retention of certain securitization positions as an investor, including those we may have originated or sponsored. In the trading book, securitization and re-securitization positions are measured at fair value, reflecting market prices where available, or based on our internal pricing models. p

Type of structured entities and affiliated entities involved in securitization transactions

Annual | For securitization transactions, the type of structured entities or special purpose vehicles employed is selected as appropriate based on the type of transaction undertaken. Examples include limited liability companies, common law trusts and depositor entities.

Refer to “Note 29 Interests in subsidiaries and other entities” on pages 391-395 of our Annual Report 2021, available under ”Annual reporting” at ubs.com/investors,  for further information about interests in structured entities. p

Managing and monitoring of the credit and market risk of securitization positions

Annual | The banking book securitization and re-securitization portfolio is subject to specific risk monitoring, which may include interest rate and credit spread sensitivity analysis, as well as inclusion in firm-wide earnings-at-risk, capital-at-risk and combined stress test metrics.

The trading book securitization positions are also subject to multiple risk limits, such as management value-at-risk (VaR) and stress limits, as well as market value limits. As part of managing risks within predefined risk limits, traders may utilize hedging and risk mitigation strategies. Hedging may, however, expose us to basis risks, as the hedging instrument and the position being hedged may not always move in parallel. Such basis risks are managed within the overall limits. Any retained securitization from origination activities and any purchased securitization positions are governed by risk limits together with any other trading positions. Legacy trading book securitization exposure is subject to the same management VaR limit framework. Additionally, risk limits are used to control the unwinding, novation and asset sales process on an ongoing basis. p

Accounting policies

Annual | Refer to “Consolidation” on page 292 in “Note 1 Summary of significant accounting policies” in the “Consolidated financial statements” section of our Annual Report 2021, available under ”Annual reporting” at ubs.com/investors, for information about accounting policies that relate to securitization activities. p

UBS Group | Section 7   Securitizations

Regulatory capital treatment of securitization exposures

Annual | In line with the revised securitization framework for banking book securitization exposures, we apply the following approaches to calculate the associated risk-weighted assets (RWA):

–     we use external ratings (external ratings-based approach (SEC-ERBA)), if available, from S&P, Moody’s Investors Service and Fitch Ratings for securitization exposures, provided that we are able to demonstrate our expertise in both critically challenging and reviewing the external ratings; or

–     if we cannot apply the ERBA method, we apply the standardized approach (SEC-SA) where the delinquency status of a significant portion of the underlying exposure can be determined,  or a risk weight of 1,250%. Re-securitization positions are either treated under the standardized approach or with a 1,250% risk weight.

The selection of the external credit assessment institutions (ECAIs) is based on the primary rating agency concept. This concept is applied, in principle, to avoid having the credit assessment by one ECAI applied to one or more tranches and by another ECAI to the other tranches, unless this is the result of the application of the specific rules for multiple assessments. If any two of the aforementioned rating agencies have issued a rating for a particular exposure, we apply the lower of the two credit ratings. If all three rating agencies have issued a rating for a particular exposure, we apply the middle of the three credit ratings. As of 31 December 2021, UBS did not use internal ratings for the purpose of the RWA calculation for securitization positions in the banking book. p

Securitization exposures in the banking and trading book

Semi-annual | The ”Securitization exposures in the banking and trading book and associated regulatory capital requirements” table outlines the carrying values in the banking and trading books as of 31 December 2021, 30 June 2021 and 31 December 2020. For synthetic securitization transactions, the amounts disclosed reflect the net exposure amounts of the securitized exposures. The table also shows the RWA from securitization and the capital charge after application of the revised securitization framework caps. The semi-annual securitization disclosures (SEC1–SEC4) have been condensed into the above-mentioned form based on materiality. p

›    Refer to our 31 December 2020 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.

Development of securitization exposures in the second half of 2021

Semi-annual | Compared with 30 June 2021, securitization exposures in the banking book increased by USD 137 million, primarily due to a wholesale investment where UBS acts as an investor. The securitization exposures in the trading book decreased by USD 90 million, mainly related to secondary trading in commercial mortgage-backed securities in the Investment Bank. p

Semi-annual |

Securitization exposures in the banking and trading book and associated regulatory capital requirements
USD million	Carrying value / EAD[2]	RWA	Total Capital Charge after cap

31.12.21
Asset Classes – Banking Book[1]
Retail	36	256	20
Wholesale	686	119	10
Re-securitization	0	0	0
Total Banking Book	723	375	30
of which: UBS acts as investor	688	141	11
of which: UBS acts as originator and / or sponsor	35	234	19
Asset Classes – Trading Book
Retail	56	113	9
Wholesale	476	447	36
Re-securitization	8	92	7
Total Trading Book	540	652	52
Total	1,263	1,027	82

30.6.21
Asset Classes – Banking Book[1]
Retail	35	248	20
Wholesale	550	130	10
Re-securitization	0	0	0
Total Banking Book	586	379	30
of which: UBS acts as investor	552	148	12
of which: UBS acts as originator and / or sponsor	34	230	18
Asset Classes – Trading Book
Retail	21	133	11
Wholesale	606	569	46
Re-securitization	3	24	2
Total Trading Book	630	726	58
Total	1,215	1,104	88

31.12.20
Asset Classes – Banking Book[1]
Retail	36	246	20
Wholesale	112	68	5
Re-securitization	0	0	0
Total Banking Book	148	314	25
of which: UBS acts as investor	113	74	6
of which: UBS acts as originator and / or sponsor	35	241	19
Asset Classes – Trading Book
Retail	25	163	13
Wholesale	594	270	22
Re-securitization	3	23	2
Total Trading Book	622	456	37
Total	770	771	62

1 Of the securitization exposures in the banking book, 95% carried a risk weighting of up to 100% as of 31 December 2021 (30 June 2021: 94%; 31 December 2020: 76%).    2 Effective from 31 December 2021, securitization exposures in the trading book including synthetic transactions reflect the net exposure amounts.

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UBS Group | Section 8   Market risk

Section 8  Market risk

Overview

Semi-annual | The amount of capital required to underpin market risk in the regulatory trading book is calculated using a variety of methods approved by the Swiss Financial Market Supervisory Authority (FINMA). The components contributing to market risk risk-weighted assets (RWA) are value-at-risk (VaR), stressed value-at-risk (SVaR), an add-on for risks that are potentially not fully modeled in VaR (risks not in VaR, or RniV), the incremental risk charge (IRC) and the securitization framework for securitization positions in the trading book. More information about each of these components is provided on the following pages. p

The table below presents an overview of Pillar 3 disclosures separately provided in our Annual Report 2021, available under “Annual reporting” at ubs.com/investors.

Annual |

MRA: Market risk
Pillar 3 disclosure requirement	Annual Report 2021 section	Disclosure		Annual Report 2021 page number

Strategies and processes of the bank for market risk	Risk management and control	– – –	Risk appetite framework Market risk – Overview of measurement, monitoring and management techniques Market risk stress loss, Value-at-risk	105–107 114 132–135

	Consolidated financial statements	–	Note 10 Derivative instruments	322–323
Structure and organization of the market risk management function	Risk management and control	– –	Key risks Risk governance	99 103–104
Scope and nature of risk reporting and measurement systems	Risk management and control	– –	Internal risk reporting Main sources of market risk, Overview of measurement, monitoring and management techniques	108 131

p

Market risk risk-weighted assets

Market risk RWA development in the fourth quarter of 2021

Quarterly | The three main components that contribute to market risk RWA are VaR, SVaR and IRC. The VaR and SVaR components include the RWA charge for RniV.

The MR2 table on the next page provides a breakdown of the movement in market risk RWA in the fourth quarter of 2021 under an internal models approach across those components, pursuant to the movement categories defined by the Basel Committee on Banking Supervision (the BCBS). These categories are described below. p

Definitions of market risk RWA movement table components for MR2

References in the table below link to the line numbers provided in the movement table on the next page.

Reference	Description	Definition
1/8c	RWA as of previous and current reporting period end (end of period)	Quarter-end RWA.
1a/8b	Regulatory adjustment	Indicates the difference between rows 1 and 1b, and 8c and 8a, respectively.
1b/8a	RWA at previous and current quarter-end (end of day)

For a given component (e.g., VaR), this refers to the RWA computed whenever that component’s snapshot quarter-end figure is higher than the 60-day average for regulatory VaR, and the 12-week average for SVaR and IRC, thus determining the quarter-end RWA. The regulatory adjustment would be zero if the quarter-end RWA were triggered by the snapshot quarter-end figure.

Movement of end-of-day RWA
2	Movement in risk levels	Movements due to changes in positions and risk levels.
3	Model updates / changes	Movements due to routine updates to model parameters and model changes.
4	Methodology and policy	Movements due to methodological changes in calculations driven by regulatory policy changes, including revisions of existing regulations, new regulations and add-ons mandated by the regulator.
5	Acquisitions and disposals

Movements due to the disposal or acquisition of business operations, quantified based on the market risk exposures at the end of the quarter preceding a disposal or following an acquisition. Purchases and sales of exposures in the ordinary course of business are reflected in “Movements in risk levels.”

6	Foreign exchange movements

Movements due to changes in exchange rates. Note that the effect of movements in exchange rates is captured in “Movement in risk levels,” since exchange rate movements are part of the effects of market movements on risk levels.

7	Other	Movements due to changes that cannot be attributed to any other category.

RWA flow

Quarterly | Market risk RWA under an internal model-based approach decreased by USD 2.9 billion to USD 10.4 billion in the fourth quarter of 2021, mainly related to a decrease in a regulatory add-on which considers profit or loss resulting from time decay. The integration of time decay into the regulatory VaR model is subject to further discussions between FINMA and UBS.

The VaR multiplier remained unchanged compared with the prior quarter, at 3.0. p

UBS Group | Section 8   Market risk

Quarterly |

MR2: RWA flow statements of market risk exposures under an IMA[1]
USD million		VaR	Stressed VaR	IRC	CRM	Other	Total RWA
1	RWA as of 31.12.20	2,170	7,257	1,958			11,385
1a	Regulatory adjustment	(1,332)	(4,034)				(5,366)
1b	RWA at previous quarter-end (end of day)	838	3,223	1,958			6,019
2	Movement in risk levels	2,033	(1,950)	102			185
3	Model updates / changes	(102)	98				(4)
4	Methodology and policy
5	Acquisitions and disposals
6	Foreign exchange movements
7	Other	(77)	(21)				(98)
8a	RWA at the end of the reporting period (end of day)	2,692	1,350	2,060			6,102
8b	Regulatory adjustment		3,664				3,664
8c	RWA as of 31.3.21	2,692	5,014	2,060			9,766
1	RWA as of 31.3.21	2,692	5,014	2,060			9,766
1a	Regulatory adjustment		(3,664)				(3,664)
1b	RWA at previous quarter-end (end of day)	2,692	1,350	2,060			6,102
2	Movement in risk levels	(2,380)	226	(6)			(2,160)
3	Model updates / changes		(19)	157			137
4	Methodology and policy
5	Acquisitions and disposals
6	Foreign exchange movements
7	Other	(3)	1				(2)
8a	RWA at the end of the reporting period (end of day)	309	1,558	2,211			4,078
8b	Regulatory adjustment	727	2,288				3,015
8c	RWA as of 30.6.21	1,036	3,846	2,211			7,093
1	RWA as of 30.6.21	1,036	3,846	2,211			7,093
1a	Regulatory adjustment	(727)	(2,288)				(3,015)
1b	RWA at previous quarter-end (end of day)	309	1,558	2,211			4,078
2	Movement in risk levels	475	22	(470)			27
3	Model updates / changes	(49)	(135)				(184)
4	Methodology and policy	2,428	2,428				4,856
5	Acquisitions and disposals
6	Foreign exchange movements
7	Other	17	61				78
8a	RWA at the end of the reporting period (end of day)	3,180	3,933	1,741			8,854
8b	Regulatory adjustment	846	3,659				4,505
8c	RWA as of 30.9.21	4,026	7,593	1,741			13,359
1	RWA as of 30.9.21	4,026	7,593	1,741			13,359
1a	Regulatory adjustment	(846)	(3,659)				(4,505)
1b	RWA at previous quarter-end (end of day)	3,180	3,933	1,741			8,854
2	Movement in risk levels	101	(178)	(352)			(428)
3	Model updates / changes	18	32				51
4	Methodology and policy
5	Acquisitions and disposals
6	Foreign exchange movements
7	Other	(2,795)	(2,821)				(5,616)
8a	RWA at the end of the reporting period (end of day)	504	968	1,389			2,860
8b	Regulatory adjustment	2,368	4,916	284			7,567
8c	RWA as of 31.12.21	2,872	5,883	1,673			10,428
1 Components that describe movements in RWA are presented in italics.

p

Securitization positions in the trading book

Semi-annual | Our exposure to securitization positions in the trading book includes exposures arising from secondary trading in commercial mortgage-backed securities in the Investment Bank, and limited positions in the Non-core and Legacy Portfolio within Group Functions that we continue to wind down.

Securitization exposures in the trading book is the only relevant disclosure component of market risk under the standardized approach. Our market risk RWA from securitization exposures in the trading book decreased by USD 90 million to USD 540 million as of 31 December 2021. p

›    Refer to the “Securitizations” section of this report for more information about the securitization exposures in the trading book

Annual | The table below presents an overview of Pillar 3 disclosures separately provided in our Annual Report 2021, available under “Annual reporting” at ubs.com/investors. p

Annual |

MRB: Internal models approach
Pillar 3 disclosure requirement	Annual Report 2021 section	Disclosure		Annual Report 2021 page number

Description of activities and risks covered by the VaR models and stressed VaR models	Risk management and control	–	Value-at-risk	132–135
		–	Main sources of market risk	131
VaR models applied by different entities within the Group	Risk management and control	–	Main sources of market risk	131
		–	Value-at-risk	132–135
General description of VaR and stressed VaR models	Risk management and control	–	Value-at-risk	132–135

Main differences between the VaR and stressed VaR models used for management purposes and for regulatory purposes	Risk management and control	–	Value-at-risk	132–135

Further information on VaR models	Risk management and control	– – –	Value-at-risk Market risk stress loss Market risk – Overview of measurement, monitoring and management techniques	132–135 132 114

	Consolidated financial statements	–	Note 21 Fair value measurement	348–363
Description of stress testing applied to modeling parameters	Consolidated financial statements	–	Note 21 Fair value measurement	348–363
Description of backtesting approach	Risk management and control	– –	Backtesting of VaR VaR model confirmation	134–135 135

p

UBS Group | Section 8   Market risk

Regulatory calculation of market risk

Semi-annual | The MR3 table below shows minimum, maximum, average and period-end regulatory VaR, SVaR, the IRC and the comprehensive risk capital charge. Since the second quarter of 2019, we have not held eligible correlation trading positions.

During the second half of 2021, 10-day 99% regulatory VaR and SVaR increased, driven by the introduction of a regulatory add-on, which considers profit or loss resulting from time decay in addition to the regulatory value-at-risk (VaR) and stressed VaR. p

Semi-annual |

MR3: IMA values for trading portfolios
		For the six-month period ended 31.12.21	For the six-month period ended 30.6.21	For the six-month period ended 31.12.20
USD million
	VaR (10-day 99%)
1	Maximum value	130	124	76
2	Average value	80	26	34
3	Minimum value	9	3	15
4	Period end	21	14	37
	Stressed VaR (10-day 99%)
5	Maximum value	197	211	190
6	Average value	127	71	88
7	Minimum value	29	28	39
8	Period end	40	68	138
	Incremental risk charge (99.9%)
9	Maximum value	232	191	158
10	Average value	130	143	126
11	Minimum value	98	92	100
12	Period end	111	177	157
	Comprehensive risk capital charge (99.9%)
13	Maximum value
14	Average value
15	Minimum value
16	Period end
17	Floor (standardized measurement method)

p

Value-at-risk

VaR definition

Annual | VaR is a statistical measure of market risk, representing the potential market risk losses over a set time horizon (holding period) at an established level of confidence. VaR assumes no change in the Group’s trading positions over the set time horizon.

We calculate VaR daily. The profit or loss distribution VaR is derived from our internally developed VaR model, which simulates returns over the holding period for those risk factors our trading positions are sensitive to, and subsequently quantifies the profit / loss effect of these risk factor returns on trading positions. Risk factor returns associated with general interest rate, foreign exchange and commodities risk factor classes are based on a pure historical simulation approach, using a five-year look-back window. Risk factor returns for selected issuer-based risk factors, e.g., equity price and credit spreads, are split into systematic and residual issuer-specific components using a factor model approach. Systematic returns are based on historical simulation, and residual returns on a Monte Carlo simulation. VaR model profit or loss distribution is derived from the sum of systematic and residual returns in such a way that we consistently capture systematic and residual risk. Correlations among risk factors are implicitly captured via a historical simulation approach. When modeling risk factor returns we consider the stationarity properties of the historical time series of risk factor changes. Depending on the stationarity properties of the risk factors within a given factor class, we model the factor returns using absolute returns or logarithmic returns. Risk factor return distributions are updated fortnightly.

Our VaR model does not have full revaluation capability, but we source full revaluation grids and sensitivities from front-office systems, enabling us to capture material non-linear profit or loss effects.

We use a single VaR model for both internal management purposes and determining market risk RWA, although we consider different confidence levels and time horizons. For internal management purposes, we establish risk limits and measure exposures using VaR at a 95% confidence level with a 1-day holding period, aligned to the way we consider the risks associated with our trading activities. The regulatory measure of market risk used to underpin the market risk capital requirement under Basel III requires a measure equivalent to a 99% confidence level using a 10-day holding period. To calculate a 10-day holding period VaR, we use 10-day risk factor returns, with all observations equally weighted.

Additionally, the portfolio population for management and regulatory VaR is slightly different. The one for regulatory VaR meets regulatory requirements for inclusion in regulatory VaR. Management VaR includes a broader range of positions. For example, regulatory VaR excludes credit spread risks from the securitization portfolio, which are treated instead under the securitization approach for regulatory purposes.

We also use SVaR for the calculation of market risk RWA. SVaR uses broadly the same methodology as regulatory VaR and is calculated using the same population, holding period (10-day) and confidence level (99%). Unlike regulatory VaR, the historical data set for SVaR is not limited to five years, instead covering from 1 January 2007 to the present. In deriving SVaR, we seek the largest 10-day holding period VaR for the current Group portfolio across all one-year look-back windows from 1 January 2007 to the present. SVaR is computed weekly. p

Derivation of VaR- and SVaR-based RWA

Annual | VaR and SVaR are used to derive the VaR and SVaR components of the market risk Basel III RWA. This calculation takes the maximum of the respective period-end VaR measure and the product of the average VaR measure for the 60 business days immediately preceding the period end and a VaR multiplier set by FINMA. The VaR multiplier, which was 3.0 as of 31 December 2021, is dependent upon the number of VaR backtesting exceptions within a 250-business-day window. When the number of exceptions is greater than four, the multiplier increases gradually from three to a maximum of four if 10 or more backtesting exceptions occur. This is then multiplied by a risk weight factor of 1,250% to determine RWA. This calculation is set out in the table below.

Figures shown below exclude the effects of the time decay add-on. p

Annual |

VaR- and SVaR-based RWA
As of 31.12.21
USD million	Period-end VaR (A)	60-day average VaR (B)	VaR multiplier (C)	Max. (A, B x C) (D)	Risk weight factor (E)	Basel III RWA (D x E)
VaR (10-day 99%)	22	17	3.00	52	1,250%	654
Stressed VaR (10-day 99%)	41	61	3.00	183	1,250%	2,290

p

UBS Group | Section 8   Market risk

MR4: Comparison of VaR estimates with gains/losses

Semi-annual | VaR backtesting is a performance measurement process in which a 1-day VaR prediction is compared with the realized 1-day profit or loss (P&L). We compute backtesting VaR using a 99% confidence level and 1-day holding period for the regulatory VaR population. Since 99% VaR at UBS is defined as a risk measure that operates on the lower tail of the P&L distribution, 99% backtesting VaR is a negative number. Backtesting revenues exclude non-trading revenues, such as valuation reserves, fees and commissions, and revenues from intraday trading, to provide for a like-for-like comparison. A backtesting exception occurs when backtesting revenues are lower than the previous day’s backtesting VaR.

Statistically, given the 99% confidence level, 2 or 3 backtesting exceptions a year can be expected. More than 4 exceptions could indicate that the VaR model is not performing appropriately, as could too few exceptions over a long period. However, as noted under “VaR limitations” in the “Risk management and control” section of our Annual Report 2021, a sudden increase (or decrease) in market volatility relative to the five-year window could lead to a higher (or lower) number of exceptions. Therefore, Group-level backtesting exceptions are investigated, as are exceptional positive backtesting revenues, with the results reported to senior business management, the Group Chief Risk Officer and the Group Chief Market & Treasury Risk Officer. Internal and external auditors and relevant regulators are also informed of backtesting exceptions.

The “Group: development of regulatory backtesting revenues and actual trading revenues against backtesting VaR” chart below shows the 12-month development of backtesting VaR against the Group’s backtesting revenues and actual trading revenues for 2021. The chart shows both the 99% and the 1% backtesting VaR. The asymmetry between the negative and positive tails is due to the long gamma risk profile historically run in the Investment Bank.

The actual trading revenues include backtesting and intraday revenues.

There was one new Group VaR negative backtesting exception in the second half of 2021, increasing the total number of negative backtesting exceptions within the most recent 250-business-day window to 4 from 3. As these backtesting exceptions remained below 5, the FINMA VaR multiplier used to compute regulatory and stressed VaR RWA remained unchanged at 3 throughout the period. p

Semi-annual |

p

Risks not in VaR

Risks not in VaR definition

Annual | We have a framework to identify and quantify potential risks that are not entirely captured by our VaR model. We refer to these as risks not in VaR (RniV). This framework is used to underpin these potential risks with regulatory capital, calculated as a multiple of VaR and SVaR.

Our VaR model can be split into two components: the P&L representation and the risk factor model. This gives rise to two RniV categories: P&L representation RniV and risk factor RniV. P&L representation RniV arise from approximations made by the VaR model to quantify the effect of risk factor changes on the profit and loss of positions and portfolios. Risk factor RniV originate from an inadequate modeling of the stochastic behavior of the risk factors. p

Risks not in VaR quantification

Annual | The RniV quantification is conducted on the basis of a quantitative approach that was developed within the Risk Methodology department and that has been approved by FINMA. We quantify RniV on a monthly basis. The framework applies to both categories of RniV: P&L representation RniV and risk factor RniV. p

Risks not in VaR mitigation

Annual | Material RniV items are monitored and controlled by means and measures other than VaR, such as position limits and stress limits. Additionally, there are ongoing initiatives to extend the VaR model to better capture these risks. p

Derivation of RWA add-on for risks not in VaR

Annual | The RniV framework is used to derive the RniV-based component of the market risk Basel III RWA, using the aforementioned approach, which is approved by FINMA and is subject to recalibration at least once a quarter. As RWA from RniV are add-ons, they do not reflect any diversification benefits across risks capitalized through VaR and SVaR.

The RniV VaR and SVaR capital ratios applicable as of 31 December 2021 were 72% and 80%, respectively.

FINMA continues to require that RniV stressed VaR capital is floored at RniV VaR capital.

The period-end RWA shown below does not include the time decay add-on. p

Annual |

RniV-based RWA
As of 31.12.21
USD million	Period-end RWA (A)	RniV add-on (B)	RniV RWA (A x B)
Regulatory VaR	654	72%	468
Stressed VaR	2,290	80%	1,843
Total RniV RWA			2,311

p

UBS Group | Section 8   Market risk

Incremental risk charge

Annual | Incremental risk charge (IRC) is the potential loss due to the defaulting or credit migration of issuers of non-securitized credit instruments in the trading book. IRC is calculated as the portfolio loss at the 99.9th percentile of the portfolio loss distribution over a one-year time horizon. It uses a multi-factor model applying the constant position assumption for all positions in the IRC portfolio. This means that all positions are kept unchanged over a one-year time period.

The portfolio loss distribution is estimated using a Monte Carlo simulation approach. The simulation is performed in two steps: first, the distribution of credit ratings (including the defaulted state) at the one-year time horizon is estimated by a portfolio rating migration model; and, second, default and migration losses conditional on credit events generated by the migration model are calculated and aggregated.

The portfolio rating migration model is of the Merton type: migrations of credit ratings are considered to be functions of the underlying asset value of a firm. The correlation structure of asset values is based on the FIS APT factor model, with factor loadings and volatilities homogenized within region / industry / size buckets. For the government bucket, a conservative expert-based correlation value is used. The transition matrix approach is utilized to set migration and default thresholds. The transition matrix for sovereign obligors is calibrated to the history of S&P sovereign ratings. The transition matrix for non-sovereigns is calibrated to the history of UBS internal ratings.

For each position related to a defaulted obligor, default losses are calculated based on the maximum default exposure measure (the loss in the case of a default event assuming zero recovery) and a random recovery concept. To account for potential basis risk between instruments, different recovery values may be generated for different instruments even if they belong to the same issuer. To calculate rating migration losses, a linear (delta) approximation is used. A loss resulting from a migration event is calculated as a change in the average credit spread due to the rating change, multiplied by the corresponding sensitivity of a position to changes in credit spreads.

The validation of the IRC model relies heavily on sensitivity analyses embedded into the annual model reconfirmation. p

Derivation of IRC-based RWA

Annual | IRC is calculated weekly and the results are used to derive the IRC-based component of the market risk Basel III RWA. The derivation is similar to that for VaR- and SVaR-based RWA, but without a VaR multiplier, and is shown below. p

Annual |

IRC-based RWA
As of 31.12.21
	Period-end IRC (A)	Average of last 12 weeks IRC (B)	Max (A, B) (C)	Risk weight factor (D)	Basel III RWA (C x D)
USD million
	111	134	134	1,250%	1,673

p

Comprehensive risk measure

Annual | The comprehensive risk measure (the CRM) is an estimate of the default and complex price risk, including the convexity and cross-convexity of the CRM portfolio across credit spread, correlation and recovery, measured over a one-year time horizon at a 99.9% confidence level. The calculation assumes a static portfolio with trade aging, a modeling choice consistent with the portfolio being hedged in a back-to-back manner. The model scope covers collateralized debt obligation (CDO) swaps, credit-linked notes (CLNs), 1st- and nth-to-default swaps and CLNs and hedges for these positions, including single-name credit default swaps (CDSs), CLNs and index CDSs.

The CRM profit and loss distribution is estimated using a Monte Carlo simulation of defaults, loss given default (LGD) rates and market data changes over the next 12 months, where spreads follow their own stochastic processes and are correlated to defaults. The risk engine loads the definition of all trades and, for each Monte Carlo scenario, generates the trade cash flows over the next 12 months and revalues the trades on the horizon date. The revaluation relies on sampled FX rates, credit spreads and index bases and introduces a correlation skew by using stochastic correlations and stochastic LGD rates. The correlation skew is calibrated at irregular intervals. The 99.9% negative quantile of the resulting profit and loss distribution is then taken to be the CRM result. Our CRM methodology is subject to minimum qualitative standards.

Since the second quarter of 2019, we have not held eligible correlation trading positions and therefore the CRM-based capital requirement has not been applicable to us. p

Section 9  Operational risk

Annual | The table below presents an overview of Pillar 3 disclosures separately provided in our Annual Report 2021, available under ”Annual reporting” at ubs.com/investors. p

Annual |

ORA: Operational risk
Pillar 3 disclosure requirement	Annual Report 2021 section	Disclosure		Annual Report 2021 page number

Details of the approach for operational risk capital assessment for which the bank qualifies	Risk management and control	–	Operational risk framework	148
Description of the advanced measurement approaches (AMA) for operational risk	Risk management and control	–	Advanced measurement approach model	149

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UBS Group | Section 10   Interest rate risk in the banking book

Section 10  Interest rate risk in the banking book

Annual | The disclosures in this section take into account Swiss Financial Market Supervisory Authority (FINMA) Circular 2019/2, which sets out minimum standards for measuring, managing, monitoring and controlling interest rate risks in the banking book. The table below presents an overview of Pillar 3 disclosures that are provided separately in our Annual Report 2021, available under “Annual reporting” at ubs.com/investors. p

Annual |

IRRBBA: Interest rate risk in the banking book
Pillar 3 disclosure requirement	Annual Report 2021 section	Disclosure		Annual Report 2021 page number

The nature of interest rate risk in the banking book and key assumptions applied	Risk management and control	–	Interest rate risk in the banking book	135–138
Sources of interest rate risk in the banking book	Risk management and control	–	Interest rate risk in the banking book	135–138
Interest rate risk management and governance	Risk management and control	–	Interest rate risk in the banking book	135–138

p

Economic value and net interest income sensitivity

Annual | The interest rate risk sensitivity figures presented in the IRRBB1 table below represent the effect of six interest rate scenarios defined by FINMA on the theoretical present value of the banking book, as well as the effect of the two parallel shock scenarios on the net interest income of the banking book. Economic value of equity (EVE) sensitivity excludes any modeled duration assigned to equity, goodwill, real estate and, as prescribed by FINMA, also excludes additional tier 1 (AT1) capital instruments.

As of 31 December 2021, the most adverse of the six FINMA interest rate scenarios with regard to EVE would be the “Parallel up” scenario, which would result in a change of the economic value of equity of negative USD 6.0 billion, representing a pro forma reduction of 10.0% of tier 1 capital, which would be well below the regulatory outlier test of 15% of tier 1 capital. The immediate effect of the “Parallel up” scenario on tier 1 capital as of 31 December 2021 would be a reduction of 1.8%, or USD 1.1 billion, arising from the part of our banking book that is measured at fair value through profit or loss and from the Financial assets measured at fair value through other comprehensive income. Over time, this scenario would have a positive effect on net interest income (NII).

The more adverse of the two parallel interest rate scenarios with regard to NII over the next 12 months was the “Parallel up” scenario, resulting in a potential change of negative USD 1.0 billion. This excludes the contribution from cash held at central banks as per FINMA Pillar 3 disclosure requirements. With the inclusion of the cash held at central banks, the NII would increase by USD 1.4 billion under the “Parallel up” scenario. p

Annual |

IRRBB1: Quantitative information about IRRBB
As of 31.12.21	Delta EVE – Change of economic value of equity		Delta NII – Change of Net interest income[1]
USD million	31.12.21	31.12.20	31.12.21	31.12.20
Parallel up2	(6,041)	(5,605)	(953)	(364)
Parallel down[2]	5,150	4,957	2,058	1,128
Steepener[3]	(1,180)	(849)
Flattener[4]	(207)	(394)
Short-term up5	(2,363)	(2,333)
Short-term down[6]	2,466	2,435
Maximum[7]	(6,041)	(5,605)	(953)	(364)

Period	31.12.21		31.12.20
Tier 1 capital	60,488		56,178

1 Disclosure of NII sensitivity is only required for the two parallel shock scenarios. The NII sensitivity estimates reflect the impact of immediate changes in interest rates, relative to constant rates, and assume no change to balance sheet size and structure, constant foreign exchange rates and no specific management action. Furthermore, the change in NII does not include the contribution from cash held at central banks.    2 Rates across all tenors move by ±150 bps for Swiss franc, ±200 bps for euro and US dollar and ±250 bps for pound sterling.    3 Short-term rates decrease and long-term rates increase.    4 Short-term rates increase and long-term rates decrease.    5 Short-term rates increase more than long-term rates.    6 Short-term rates decrease more than long-term rates.    7 “Maximum” indicates the most adverse interest rate scenario as shown in the table.

p

Annual |

IRRBBA1: Quantitative disclosures relating to the position structure and interest rate reset of IRRBB risk
As of 31.12.21		Volume[1]				Average interest rate repricing period (in years)		Maximum interest rate repricing period (in years) for exposures with modeled interest rate repricing dates
USD million, except where indicated		Total	of which: CHF	of which: EUR	of which: USD	Total	of which: CHF	Total	of which: CHF
Determined repricing period[2]	Loans and advances to banks	9,278	1,106	4,818	2,113	1.40	2.00
	Loans and advances to customers	174,786	34,028	16,325	108,626	0.72	1.43
	Money market mortgages	43,140	43,140			0.08	0.08
	Fixed-rate mortgages	113,531	112,318	58	400	3.67	3.70
	Financial investments	51,594	4,045	8,683	34,034	2.95	3.45
	Other receivables	197,238	4,395	41,553	127,586	0.10	0.19
	Receivables from interest rate derivatives	736,022	158,882	97,820	435,565	1.30	0.71
	Amounts due to banks	(1,060)	(526)		(267)	0.09	0.00
	Customer deposits	(67,272)	(41)	(3,024)	(43,886)	0.15	2.20
	Medium-term notes	(60)	(60)	0		3.03	3.03
	Bonds and covered bonds	(140,128)	(12,771)	(30,910)	(78,603)	2.34	4.51
	Other liabilities	(91,582)	(786)	(21,837)	(55,160)	0.24	0.75
	Liabilities from interest rate derivatives	(727,339)	(234,105)	(86,853)	(352,116)	0.56	0.59
Undetermined repricing period[3]	Loans and advances to banks	328	328			1.61	1.61
	Loans and advances to customers	26,470	2,405	4,297	17,847	1.31	0.82
	Variable-rate mortgages	22,302	139		18,998	2.55	1.24
	Other receivables on sight	222	222			1.75	1.75
	Liabilities on sight in personal and current accounts	(371,449)	(74,943)	(55,952)	(210,511)	1.32	1.74
	Other liabilities on sight	(16,046)	(729)	(2,818)	(11,323)	0.17	0.04
	Liabilities from customer deposits, callable but not transferable	(117,816)	(117,816)			2.06	2.06
	Total	554,632	196,582	63,067	258,678	1.41	1.94	10	10

1 The volume figures cover only banking book positions and are risk-based measures which differ from the accounting values on the IFRS balance sheet.    2 Receivables and payables from securities financing transactions are reported on a gross basis, consistent with our interest rate risk management and monitoring process. Subordinated liabilities are excluded.    3 Swiss franc variable-rate mortgages and balances associated with loans and advances to banks with a combined volume below USD 1 billion are reported under Loans and advances to customers, consistent with our interest rate risk management and monitoring process.

p

UBS Group | Section 10   Interest rate risk in the banking book

Annual |

IRRBBA1: Quantitative disclosures relating to the position structure and interest rate reset of IRRBB risk
As of 31.12.20		Volume[1]				Average interest rate repricing period (in years)		Maximum interest rate repricing period (in years) for exposures with modeled interest rate repricing dates
USD million, except where indicated		Total	of which: CHF	of which: EUR	of which: USD	Total	of which: CHF	Total	of which: CHF
Determined repricing period [2]	Loans and advances to banks	12,565	4,593	4,951	2,979	0.70	0.96
	Loans and advances to customers	193,630	39,208	25,507	99,499	0.81	1.52
	Money market mortgages	37,291	37,291			0.14	0.14
	Fixed-rate mortgages	104,925	103,394	61	338	3.90	3.94
	Financial investments	64,759	4,207	10,834	38,900	2.91	4.22
	Other receivables	179,547	0	20,326	108,515	0.14	0.05
	Receivables from interest rate derivatives	702,621	109,014	122,322	383,237	1.18	0.89
	Amounts due to banks	(6,541)	(3,105)	0	(3,433)	1.70	1.74
	Customer deposits	(35,888)	(150)	(3,409)	(20,782)	0.44	1.14
	Medium-term notes	(64)	(64)	0		1.24	2.70
	Bonds and covered bonds	(138,241)	(11,780)	(38,745)	(71,970)	2.29	4.49
	Other liabilities	(85,004)	(37)	(13,148)	(37,414)	0.07	0.01
	Liabilities from interest rate derivatives	(704,432)	(161,981)	(107,385)	(328,395)	0.67	0.94
Undetermined repricing period[3]	Loans and advances to banks
	Loans and advances to customers	20,601	1,894	3,291	13,900	1.36	0.93
	Variable-rate mortgages	21,425	1,587		16,541	2.95	1.26
	Other receivables on sight	310	310			1.47	1.47
	Liabilities on sight in personal and current accounts	(333,271)	(80,631)	(50,458)	(174,463)	1.16	1.54
	Other liabilities on sight	(27,581)	(9,415)	(3,774)	(13,081)	0.08	0.03
	Liabilities from customer deposits, callable but not transferable	(127,039)	(127,039)			2.05	2.05
	Total	530,228	220,877	57,522	217,984	1.05	1.72	10	10

1 The volume figures cover only banking book positions and are risk-based measures which differ from the accounting values on the IFRS balance sheet.    2 Receivables and payables from securities financing transactions are reported on a gross basis, consistent with our interest rate risk management and monitoring process. Subordinated liabilities are excluded.    3 Swiss franc variable-rate mortgages and balances associated with loans and advances to banks with a combined volume below USD 1 billion are reported under Loans and advances to customers, consistent with our interest rate risk management and monitoring process.

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Section 11  Going and gone concern requirements and eligible capital

Quarterly | The table below provides details of the Swiss systemically relevant bank (SRB) going and gone concern capital requirements as required by the Swiss Financial Market Supervisory Authority (FINMA). More information about capital management is provided in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2021, available under ”Annual reporting” at ubs.com/investors. p

Quarterly |

Swiss SRB going and gone concern requirements and information
As of 31.12.21	RWA		LRD
USD million, except where indicated	in %		in %
Required going concern capital
Total going concern capital	14.32[1]	43,281	5.00[1]	53,443
Common equity tier 1 capital	10.02	30,286	3.50[2]	37,410
of which: minimum capital	4.50	13,599	1.50	16,033
of which: buffer capital	5.50	16,621	2.00	21,377
of which: countercyclical buffer	0.02	66
Maximum additional tier 1 capital	4.30	12,995	1.50	16,033
of which: additional tier 1 capital	3.50	10,577	1.50	16,033
of which: additional tier 1 buffer capital	0.80	2,418

Eligible going concern capital
Total going concern capital	20.02	60,488	5.66	60,488
Common equity tier 1 capital	14.98	45,281	4.24	45,281
Total loss-absorbing additional tier 1 capital[3]	5.03	15,207	1.42	15,207
of which: high-trigger loss-absorbing additional tier 1 capital	4.23	12,783	1.20	12,783
of which: low-trigger loss-absorbing additional tier 1 capital	0.80	2,425	0.23	2,425

Required gone concern capital
Total gone concern loss-absorbing capacity[4]	10.74	32,444	3.78	40,388
of which: base requirement[5]	12.86	38,864	4.50	48,099
of which: additional requirement for market share and LRD	1.44	4,352	0.50	5,344
of which: applicable reduction on requirements	(3.56)	(10,772)	(1.22)	(13,056)
of which: rebate granted (equivalent to 55% of maximum rebate)	(3.14)	(9,474)	(1.10)	(11,757)
of which: reduction for usage of low-trigger tier 2 capital instruments	(0.43)	(1,298)	(0.12)	(1,298)

Eligible gone concern capital
Total gone concern loss-absorbing capacity	14.65	44,264	4.14	44,264
Total tier 2 capital	1.04	3,144	0.29	3,144
of which: low-trigger loss-absorbing tier 2 capital	0.86	2,596	0.24	2,596
of which: non-Basel III-compliant tier 2 capital	0.18	547	0.05	547
TLAC-eligible senior unsecured debt	13.61	41,120	3.85	41,120

Total loss-absorbing capacity
Required total loss-absorbing capacity	25.06	75,725	8.78	93,831
Eligible total loss-absorbing capacity	34.66	104,752	9.80	104,752

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		302,209
Leverage ratio denominator				1,068,862

1 Includes applicable add-ons of 1.44% for RWA and 0.50% for LRD.    2 Our minimum CET1 leverage ratio requirement of 3.5% consists of a 1.5% base requirement, a 1.5% base buffer capital requirement, a 0.25% LRD add-on requirement and a 0.25% market share add-on requirement based on our Swiss credit business.    3 Includes outstanding low-trigger loss-absorbing additional tier 1 (AT1) capital instruments, which are available under the Swiss SRB framework to meet the going concern requirements until their first call date. As of their first call date, these instruments are eligible to meet the gone concern requirements.    4 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.    5 The gone concern requirement after the application of the rebate for resolvability measures and the reduction for the use of higher quality capital instruments is floored at 8.6% and 3% for the RWA- and LRD-based requirements, respectively. This means that the combined reduction may not exceed 5.7 percentage points for the RWA-based requirement of 14.3% and 2.0 percentage points for the LRD-based requirement of 5.0%.

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UBS Group | Section 11   Going and gone concern requirements and eligible capital

Semi-annual | The CCyB1 table below provides details of the underlying exposures and risk-weighted assets (RWA) used in the computation of the countercyclical capital buffer (CCyB) requirement applicable to UBS Group AG consolidated. Further information about the methodology of geographical allocation used is provided on page 140 of our Annual Report 2021, available under ”Annual reporting” at ubs.com/investors.

There were no changes in the countercyclical buffer requirement during the second half of 2021. p

Semi-annual |

CCyB1: Geographical distribution of credit exposures used in the countercyclical capital buffer
USD million, except where indicated	31.12.21
Geographical breakdown	Countercyclical capital buffer rate, %	Exposure values and / or risk-weighted assets used in the computation of the countercyclical capital buffer		Bank-specific countercyclical capital buffer rate, %	Countercyclical amount
		Exposure values[1]	Risk-weighted assets
Hong Kong SAR	1.00	8,665	2,105
Luxembourg	0.50	22,195	4,508
Sum		30,860	6,613
Total		662,840	201,092	0.02	66

1 Includes private sector exposures in the countries that are Basel Committee on Banking Supervision member jurisdictions under categories “Credit risk,” “Counterparty credit risk,” “Equity positions in the banking book,” “Settlement risk,” “Securitization exposures in the banking book” and “Amounts below thresholds for deduction.”

p

Semi-annual | The CC2 table below and on the following page provides a reconciliation of the IFRS balance sheet to the balance sheet according to the regulatory scope of consolidation as defined by the Basel Committee on Banking Supervision (the BCBS) and FINMA. Lines in the balance sheet under the regulatory scope of consolidation are expanded and referenced where relevant to display all components that are used in the “CC1: Composition of regulatory capital” table. Refer to the “Main legal entities consolidated under IFRS but not included in the regulatory scope of consolidation” table in this section for more information about the most significant entities consolidated under IFRS but not included in the regulatory scope of consolidation. p

Semi-annual |

CC2: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation
As of 31.12.21	Balance sheet in accordance with IFRS scope of consolidation	Effect of deconsolidated or proportionally consolidated entities for regulatory consolidation	Effect of additional consolidated entities for regulatory consolidation	Balance sheet in accordance with regulatory scope of consolidation	References[1]
USD million
Assets
Cash and balances at central banks	192,817	0		192,817
Loans and advances to banks	15,480	(103)		15,377
Receivables from securities financing transactions	75,012	(27)		74,985
Cash collateral receivables on derivative instruments	30,514			30,514
Loans and advances to customers	397,761	41		397,802
Other financial assets measured at amortized cost	26,209	(103)		26,107
Total financial assets measured at amortized cost	737,794	(192)		737,601
Financial assets at fair value held for trading	130,821	0		130,821
of which: assets pledged as collateral that may be sold or repledged by counterparties	43,397			43,397
Derivative financial instruments	118,142	12		118,154
Brokerage receivables	21,839			21,839
Financial assets at fair value not held for trading	60,080	(21,306)		38,773
Total financial assets measured at fair value through profit or loss	330,882	(21,294)		309,588
Financial assets measured at fair value through other comprehensive income	8,844	(35)		8,809
Investments in associates	1,243	48		1,291
of which: goodwill	23			23	4
Property, equipment and software	12,888	(50)		12,838
Goodwill and intangible assets	6,378	(69)		6,309
of which: goodwill	6,126			6,126	4
of which: intangible assets	252	(69)		183	5
Deferred tax assets	8,876	(16)		8,860
of which: deferred tax assets recognized for tax loss carry-forwards	4,443	(5)		4,438	6
of which: deferred tax assets on temporary differences	4,433	(11)		4,422	10
Other non-financial assets	10,277	(10)		10,267
of which: net defined benefit pension and other post-employment assets	302			302	8
Total assets	1,117,182	(21,618)		1,095,564

UBS Group | Section 11   Going and gone concern requirements and eligible capital

CC2: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation (continued)

As of 31.12.21	Balance sheet in accordance with IFRS scope of consolidation	Effect of deconsolidated or proportionally consolidated entities for regulatory consolidation	Effect of additional consolidated entities for regulatory consolidation	Balance sheet in accordance with regulatory scope of consolidation	References[1]
USD million
Liabilities
Amounts due to banks	13,101			13,101
Payables from securities financing transactions	5,533			5,533
Cash collateral payables on derivative instruments	31,798			31,798
Customer deposits	542,007	16		542,023
Debt issued measured at amortized cost	139,155	0		139,154
of which: amount eligible for high-trigger loss-absorbing additional tier 1 capital	11,052			11,052	9
of which: amount eligible for low-trigger loss-absorbing additional tier 1 capital	2,425			2,425	9
of which: amount eligible for low-trigger loss-absorbing tier 2 capital	4,616			4,616	11
of which: amount eligible for capital instruments subject to phase-out from tier 2 capital	370			370	12
Other financial liabilities measured at amortized cost	9,001	(1)		9,000
Total financial liabilities measured at amortized cost	740,595	15		740,610
Financial liabilities at fair value held for trading	31,688			31,688
Derivative financial instruments	121,309	12		121,321
Brokerage payables designated at fair value	44,045			44,045
Debt issued designated at fair value	73,799	0		73,799
Other financial liabilities designated at fair value	30,074	(21,466)		8,608
Total financial liabilities measured at fair value through profit or loss	300,916	(21,454)		279,462
Provisions	3,518	(1)		3,517
Other non-financial liabilities	11,151	(34)		11,117
of which: amount eligible for high-trigger loss-absorbing capital (Deferred Contingent Capital Plan (DCCP)) [2]	1,380			1,380	9
of which: deferred tax liabilities related to goodwill	310			310	4
of which: deferred tax liabilities related to other intangible assets	3			3	5
Total liabilities	1,056,180	(21,474)		1,034,706
Equity
Share capital	322			322	1
Share premium	15,928			15,928	1
Treasury shares	(4,675)			(4,675)	3
Retained earnings	43,851	(21)		43,830	2
Other comprehensive income recognized directly in equity, net of tax	5,236	6		5,242	3
of which: unrealized gains / (losses) from cash flow hedges	628			628	7
Equity attributable to shareholders	60,662	(16)		60,646
Equity attributable to non-controlling interests	340	(129)		211
Total equity	61,002	(144)		60,858
Total liabilities and equity	1,117,182	(21,618)		1,095,564

1 References link the lines of this table to the respective reference numbers provided in the “References” column in the “CC1: Composition of regulatory capital” table in this section.    2 IFRS carrying amount of total DCCP liabilities was USD 1,628 million as of 31 December 2021. Refer to the “Compensation” section of our Annual Report 2021 for more information about the DCCP, available under ”Annual reporting” at ubs.com/investors.

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Semi-annual | The CC1 table below and on the following pages provides the composition of capital in the format prescribed by the BCBS and FINMA, and is based on BCBS Basel III rules, unless stated otherwise. Reference is made to items reconciling to the balance sheet under the regulatory scope of consolidation as disclosed in the “CC2: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation” table in this section.

Refer to the documents titled “Capital and total loss-absorbing capacity instruments of UBS Group AG consolidated and UBS AG consolidated and standalone – key features” and “UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt,” available under “Bondholder information” at ubs.com/investors,  for an overview of the main features of our regulatory capital instruments, as well as the full terms and conditions. p

Semi-annual |

CC1: Composition of regulatory capital
As of 31.12.21		Amounts	References[1]
USD million, except where indicated
	Common Equity Tier 1 capital: instruments and reserves
1	Directly issued qualifying common share (and equivalent for non-joint stock companies) capital plus related stock surplus	16,250	1
2	Retained earnings	43,830	2
3	Accumulated other comprehensive income (and other reserves)	566	3
4	Directly issued capital subject to phase-out from CET1 (only applicable to non-joint stock companies)
5	Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1)
6	Common Equity Tier 1 capital before regulatory adjustments	60,646
	Common Equity Tier 1 capital: regulatory adjustments
7	Prudent valuation adjustments	(167)
8	Goodwill (net of related tax liability)	(5,838)	4
9	Other intangibles other than mortgage servicing rights (net of related tax liability)	(180)	5
10	Deferred tax assets that rely on future profitability, excluding those arising from temporary differences (net of related tax liability)[2]	(4,565)	6
11	Cash flow hedge reserve	(628)	7
12	Shortfall of provisions to expected losses	(482)
13	Securitization gain on sale
14	Gains and losses due to changes in own credit risk on fair valued liabilities	265
15	Defined benefit pension fund net assets	(270)	8
16	Investments in own shares (if not already subtracted from paid-in capital on reported balance sheet)	(1,018)[3]	9
17	Reciprocal cross-holdings in common equity
17a	Qualified holdings where a significant influence is exercised with other owners (CET1 instruments)
17b	Immaterial investments (CET1 items)
18

Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, where the bank does not own more than 10% of the issued share capital (amount above 10% threshold)

19	Significant investments in the common stock of banking, financial and insurance entities that are outside the scope of regulatory consolidation (amount above 10% threshold)
20	Mortgage servicing rights (amount above 10% threshold)
21	Deferred tax assets arising from temporary differences (amount above 10% threshold, net of related tax liability)	(49)	10
22	Amount exceeding the 15% threshold
23	of which: significant investments in the common stock of financials
24	of which: mortgage servicing rights
25	of which: deferred tax assets arising from temporary differences
26	Expected losses on equity investment under the PD / LGD approach
26a	Further adjustments to financial statements in accordance with a recognized international accounting standard	(68)
26b	Other adjustments	(2,365)[3]
27	Regulatory adjustments applied to Common Equity Tier 1 due to insufficient Additional Tier 1 and Tier 2 to cover deductions
28	Total regulatory adjustments to Common Equity Tier 1	(15,366)
29	Common Equity Tier 1 capital (CET1)	45,281

UBS Group | Section 11   Going and gone concern requirements and eligible capital

CC1: Composition of regulatory capital (continued)
As of 31.12.21		Amounts	References[1]
USD million, except where indicated
Additional Tier 1 capital: instruments
30	Directly issued qualifying additional Tier 1 instruments plus related stock surplus	15,207
31	of which: classified as equity under applicable accounting standards
32	of which: classified as liabilities under applicable accounting standards	15,207
33	Directly issued capital instruments subject to phase-out from additional Tier 1
34	Additional Tier 1 instruments (and CET1 instruments not included in row 5) issued by subsidiaries and held by third parties (amount allowed in group AT1)
35	of which: instruments issued by subsidiaries subject to phase-out
36	Additional Tier 1 capital before regulatory adjustments	15,207
Additional Tier 1 capital: regulatory adjustments
37	Investments in own additional Tier 1 instruments[4]
38	Reciprocal cross-holdings in additional Tier 1 instruments
38a	Qualified holdings where a significant influence is exercised with other owners (AT1 instruments)
38b	Immaterial investments (AT1 instruments)
39

Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, where the bank does not own more than 10% of the issued common share capital of the entity (amount above 10% threshold)

40	Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation
41	Other adjustments
42	Regulatory adjustments applied to additional Tier 1 due to insufficient Tier 2 to cover deductions
42a	Regulatory adjustments applied to CET1 capital due to insufficient additional Tier 1 to cover deductions
43	Total regulatory adjustments to additional Tier 1 capital
44	Additional Tier 1 capital (AT1)	15,207	9
45	Tier 1 capital (T1 = CET1 + AT1)	60,488
Tier 2 capital: instruments and provisions
46	Directly issued qualifying Tier 2 instruments plus related stock surplus	1,069[5]	11
47	Directly issued capital instruments subject to phase-out from Tier 2	370	12
48	Tier 2 instruments (and CET1 and AT1 instruments not included in rows 5 or 34) issued by subsidiaries and held by third parties (amount allowed in group Tier 2)
49	of which: instruments issued by subsidiaries subject to phase-out
50	Provisions
51	Tier 2 capital before regulatory adjustments	1,440
Tier 2 capital: regulatory adjustments
52	Investments in own Tier 2 instruments[4]		11, 12
53	Reciprocal cross-holdings in Tier 2 instruments and other TLAC liabilities
53a	Qualified holdings where a significant influence is exercised with other owners (T2 instruments and other TLAC instruments)
53b	Immaterial investments (T2 instruments and other TLAC instruments)
54

Investments in the capital and other TLAC liabilities of banking, financial and insurance entities that are outside the scope of regulatory consolidation, where the bank does not own more than 10% of the issued common share capital of the entity (amount above 10% threshold)

55	Significant investments in the capital and other TLAC liabilities of banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)
56	Other adjustments
56a	Excess of the adjustments, which are allocated to the AT1 capital
57	Total regulatory adjustments to Tier 2 capital
58	Tier 2 capital (T2)	1,440
59	Total regulatory capital (TC = T1 + T2)	61,928
60	Total risk-weighted assets	302,209

CC1: Composition of regulatory capital (continued)
As of 31.12.21		Amounts	References[1]
USD million, except where indicated
	Capital ratios and buffers
61	Common Equity Tier 1 (as a percentage of risk-weighted assets)	14.98
62	Tier 1 (as a percentage of risk-weighted assets)	20.02
63	Total capital (as a percentage of risk-weighted assets)	20.49
64	Institution-specific buffer requirement (capital conservation buffer plus countercyclical buffer requirements plus higher loss absorbency requirement, expressed as a percentage of risk-weighted assets)[6]	3.52
65	of which: capital conservation buffer requirement	2.50
66	of which: bank-specific countercyclical buffer requirement	0.02
67	of which: higher loss absorbency requirement	1.00
68	Common Equity Tier 1 (as a percentage of risk-weighted assets) available after meeting the bank’s minimum capital requirements	10.48
	Amounts below the thresholds for deduction (before risk weighting)
72	Non-significant investments in the capital and other TLAC liabilities of other financial entities	2,111
73	Significant investments in the common stock of financial entities	1,244
74	Mortgage servicing rights (net of related tax liability)
75	Deferred tax assets arising from temporary differences (net of related tax liability)	4,533
	Applicable caps on the inclusion of provisions in Tier 2
76	Provisions eligible for inclusion in Tier 2 in respect of exposures subject to standardized approach (prior to application of cap)
77	Cap on inclusion of provisions in Tier 2 under standardized approach
78	Provisions eligible for inclusion in Tier 2 in respect of exposures subject to internal ratings-based approach (prior to application of cap)
79	Cap for inclusion of provisions in Tier 2 under internal ratings-based approach
	Capital instruments subject to phase-out arrangements (only applicable between 1 Jan 2018 and 1 Jan 2022) according to CAO Art. 141
80	Current cap on CET1 instruments subject to phase-out arrangements
81	Amount excluded from CET1 due to cap (excess over cap after redemptions and maturities)
82	Current cap on AT1 instruments subject to phase-out arrangements
83	Amount excluded from AT1 due to cap (excess over cap after redemptions and maturities)
84	Current cap on T2 instruments subject to phase-out arrangements	612
85	Amount excluded from T2 due to cap (excess over cap after redemptions and maturities)

1 References link the lines of this table to the respective reference numbers provided in the “References” column in the “CC2: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation” table in this section.    2 IFRS netting for deferred tax assets and liabilities is reversed for items deducted from CET1 capital.    3 Includes USD 700 million in compensation-related charge for regulatory capital purposes.    4 Under IFRS, debt issued and subsequently repurchased is treated as extinguished.    5 Consists of instruments with an IFRS carrying amount of USD 4.6 billion less amortization of instruments where remaining maturity is between one and five years, own instruments held and 45% of the gross unrealized gains on debt instruments measured at fair value through other comprehensive income, which are measured at the lower of cost or market value for regulatory capital purposes.    6 BCBS requirements are exceeded by our Swiss SRB requirements. Refer to the “Capital, liquidity and funding, and balance sheet“ section of our Annual Report 2021 for more information about the Swiss SRB requirements, available under ”Annual reporting” at ubs.com/investors.

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UBS Group | Section 11   Going and gone concern requirements and eligible capital

Prudent valuation adjustments

Annual | The PV1 table below provides a breakdown of prudent valuation adjustments to common equity tier 1 (CET1) capital. These adjustments are incremental to those made under IFRS, which include adjustments for liquidity and model uncertainty, as well as credit, funding and debit valuation adjustments.

Instruments that are measured as part of a portfolio of combined long and short positions are valued at mid-market levels to ensure consistent valuation of the long and short component risks. A liquidity valuation adjustment is then made to the overall net long or short exposure to move the fair value to bid or offer, as appropriate, reflecting current market liquidity levels.

Uncertainties associated with the use of model-based valuations are incorporated into the measurement of fair value through the use of model reserves. These reserves reflect the amounts that the Group estimates should be deducted from valuations produced directly by models to incorporate uncertainties in the relevant modeling assumptions, in the model and market inputs used, or in the calibration of the model output to adjust for known model deficiencies.

To ensure compliance with the prudent valuation requirements, UBS has established systems, controls and governance around the valuation of positions measured at fair value.

As of 31 December 2021, the prudent valuation adjustment had increased by USD 17 million to USD 167 million compared with the prior year. This was primarily driven by the new prudent valuation adjustments calculated for the credit valuation adjustment (CVA) closeout, starting as of 31 December 2021, which is reported under Unearned credit spreads. p

›    Refer to “Note 21 Fair value measurement” of our Annual Report 2021 for more information about the valuation adjustments in the financial accounts and related governance

Annual |

PV1: Prudent valuation adjustments (PVA)
As of 31.12.21
USD million		Equity	Interest rates	FX	Credit	Commodities	Total	Of which: In the trading book	Of which: In the banking book
1	Closeout uncertainty, of which:	(18)	(91)	0	(34)	0	(143)	(28)	(114)
2	Mid-market value
3	Closeout cost
4	Concentration	(18)	(91)	0	(34)	0	(143)	(28)	(114)
5	Early termination
6	Model risk
7	Operational risk
8	Investing and funding costs
9	Unearned credit spreads	0	0	0	(25)	0	(25)	(25)	0
10	Future administrative costs
11	Other
12	Total adjustment	(18)	(91)	0	(58)	0	(167)	(53)	(114)

As of 31.12.20
1	Closeout uncertainty, of which:	(12)	(102)	0	(37)	0	(150)	(29)	(121)
2	Mid-market value
3	Closeout cost
4	Concentration	(12)	(102)	0	(37)	0	(150)	(29)	(121)
5	Early termination
6	Model risk
7	Operational risk
8	Investing and funding costs
9	Unearned credit spreads
10	Future administrative costs
11	Other
12	Total adjustment[1]	(12)	(102)	0	(37)	0	(150)	(29)	(121)

1 Valuation adjustments recognized already under the financial accounting standards reflect an estimated total life-to-date loss of USD 1,005 million as of 31 December 2021 (31 December 2020: USD 960 million), of which valuation adjustments account for an estimated life-to-date loss of USD 342 million (31 December 2020: USD 341 million) for liquidity and of USD 571 million (31 December 2020: USD 479 million) for model uncertainty. Further details are provided in “Note 21 Fair Value measurement” in the “Consolidated financial statements” section of our Annual Report 2021.

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Section 12 Total loss-absorbing capacity

Resolution group – composition of total loss-absorbing capacity (TLAC)

Semi-annual | The TLAC1 table below is based on Basel Committee on Banking Supervision (BCBS) rules, and only applicable to UBS Group AG as the ultimate parent entity of the defined UBS resolution group, to which, in case of resolution, resolution tools (e.g., a bail-in) are expected to be applied.

In the second half of 2021, our eligible additional tier 1 (AT1) instruments decreased by USD 1.4 billion, reflecting a redemption of a USD 1.1 billion AT1 capital instrument and negative effects from foreign currency translation and interest rate risk hedges of USD 0.3 billion.

Our eligible tier 2 (T2) instruments decreased by USD 2.1 billion to USD 3.2 billion as of 31 December 2021, mainly due to a USD 2 billion T2 capital instrument that ceased to be eligible as it had less than one year to maturity.

Non-regulatory capital instruments increased by USD 1.2 billion to USD 41.1 billion as of 31 December 2021, mainly driven by five issuances amounting to a total of USD 5.8 billion denominated in euro, US dollars, pounds sterling and Swiss francs, partly offset by the call of a EUR 1.75 billion TLAC-eligible senior unsecured debt, one external TLAC instrument that ceased to be eligible as it had less than one year to maturity amounting to USD 1.4 billion and USD 1.0 billion negative effects from foreign currency translation and interest rate risk hedges. p

Semi-annual |

TLAC1: TLAC composition for G-SIBs (at resolution group level)
		31.12.21	30.6.21	31.12.20
USD million, except where indicated
	Regulatory capital elements of TLAC and adjustments
1	Common Equity Tier 1 capital (CET1)	45,281	42,583	39,890
2	Additional Tier 1 capital (AT1) before TLAC adjustments	15,207	16,605	16,288
3	AT1 ineligible as TLAC as issued out of subsidiaries to third parties
4	Other adjustments
5	Total AT1 instruments eligible under the TLAC framework	15,207	16,605	16,288
6	Tier 2 capital (T2) before TLAC adjustments	1,440	1,996	5,049
7	Amortized portion of T2 instruments where remaining maturity > 1 year	1,735	3,286	2,787
8	T2 capital ineligible as TLAC as issued out of subsidiaries to third parties
9	Other adjustments
10	Total T2 instruments eligible under the TLAC framework	3,174	5,282	7,835
11	TLAC arising from regulatory capital	63,662	64,470	64,013
	Non-regulatory capital elements of TLAC
12	External TLAC instruments issued directly by the bank and subordinated to excluded liabilities
13	External TLAC instruments issued directly by the bank which are not subordinated to excluded liabilities but meet all other TLAC term sheet requirements	41,120	39,878	37,801
14	of which: amount eligible as TLAC after application of the caps
15	External TLAC instruments issued by funding vehicles prior to 1 January 2022
16	Eligible ex ante commitments to recapitalize a G-SIB in resolution
17	TLAC arising from non-regulatory capital instruments before adjustments	41,120	39,878	37,801
	Non-regulatory capital elements of TLAC: adjustments
18	TLAC before deductions	104,783	104,348	101,814
19	Deductions of exposures between multiple-point-of-entry (MPE) resolution groups that correspond to items eligible for TLAC (not applicable to SPE G-SIBs)
20	Deduction of investments in own other TLAC liabilities
21	Other adjustments to TLAC
22	TLAC after deductions	104,783	104,348	101,814
	Risk-weighted assets and leverage exposure measure for TLAC purposes
23	Total risk-weighted assets adjusted as permitted under the TLAC regime	302,209	293,277	289,101
24	Leverage exposure measure[1]	1,068,862	1,039,939	1,037,150
	TLAC ratios and buffers
25	TLAC (as a percentage of risk-weighted assets adjusted as permitted under the TLAC regime)	34.67	35.58	35.22
26	TLAC (as a percentage of leverage exposure)[1]	9.80	10.03	9.82
27	CET1 (as a percentage of risk-weighted assets) available after meeting the resolution group’s minimum capital and TLAC requirements	10.48	10.02	9.30
28	Institution-specific buffer requirement (capital conservation buffer plus countercyclical buffer requirements plus higher loss absorbency requirement, expressed as a percentage of risk-weighted assets)	3.52	3.52	3.52
29	of which: capital conservation buffer requirement	2.50	2.50	2.50
30	of which: bank-specific countercyclical buffer requirement	0.02	0.02	0.02
31	of which: higher loss absorbency requirement	1.00	1.00	1.00

1 The leverage ratio exposure and leverage ratio for 31 December 2020 do not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Going and gone concern requirements and eligible capital“ section of our 31 December 2020 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.

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UBS Group | Section 12 Total loss-absorbing capacity

Resolution entity – creditor ranking at legal entity level

Semi-annual | The TLAC3 table below provides an overview of the creditor ranking structure of the resolution entity, UBS Group AG, on a standalone basis.

UBS Group AG issues loss-absorbing additional tier 1 capital instruments and TLAC-eligible senior unsecured debt.

UBS Group AG grants Deferred Contingent Capital Plan (DCCP) awards to UBS Group employees. Awards granted since February 2015 qualify as Basel III AT1 capital on a UBS Group consolidated basis and totaled USD 1,731 million as of 31 December 2021 (30 June 2021: USD 1,766 million). The related liabilities of UBS Group AG on a standalone basis of USD 1,370 million (30 June 2021: USD 1,325 million) are not included in the table below, as these do not give rise to any current claims until the awards are legally vested.

As of 31 December 2021, the TLAC available on a UBS Group AG consolidated basis amounted to USD 104,783 million (30 June 2021: USD 104,348 million). p

›    Refer to “Holding company and significant regulated subsidiaries and sub-groups” at ubs.com/investors  for more information about UBS Group AG standalone for the year ended 31 December 2021

›    Refer to “Bondholder information” at ubs.com/investors,  for more information

›    Refer to the “TLAC1: TLAC composition for G-SIBs (at resolution group level)” table in this section for more information about TLAC for UBS Group AG consolidated

Semi-annual |

TLAC3: creditor ranking at legal entity level for the resolution entity, UBS Group AG
As of 31.12.21		Creditor ranking			Total
USD million		1	2	3
1	Description of creditor ranking	Common shares (most junior)[2]	Additional Tier 1	Bail-in debt and pari passu liabilities (most senior)
2	Total capital and liabilities net of credit risk mitigation[1]	40,720	13,755	46,700	101,175
3	Subset of row 2 that are excluded liabilities
4	Total capital and liabilities less excluded liabilities (row 2 minus row 3)	40,720	13,755[3,4]	46,700[6,7]	101,175
5	Subset of row 4 that are potentially eligible as TLAC	40,720	13,350	41,431[8]	95,501
6	Subset of row 5 with 1 year ≤ residual maturity < 2 years			6,250	6,250
7	Subset of row 5 with 2 years ≤ residual maturity < 5 years			16,794	16,794
8	Subset of row 5 with 5 years ≤ residual maturity < 10 years			12,662	12,662
9	Subset of row 5 with residual maturity ≥ 10 years, but excluding perpetual securities			5,725	5,725
10	Subset of row 5 that is perpetual securities	40,720	13,350[5]		54,070

1 No credit risk mitigation is applied to capital and liabilities for UBS Group AG standalone.    2 Common shares including the associated reserves are equal to equity attributable to shareholders as disclosed in the UBS Group AG standalone financial statements as of 31 December 2021, which were prepared in accordance with the principles of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations).    3 Includes interest expense accrued on AT1 capital instruments, which is not eligible as TLAC.    4 An AT1 instrument in the amount of USD 1.1 billion was redeemed during the six months ended 31 December 2021.    5 Includes an AT1 instrument in the amount of USD 1.1 billion, the call of which was announced on 13 January 2022 (call date 19 February 2022).    6 Includes interest expense accrued on bail-in debt, interest-bearing liabilities that comprise loans from UBS AG and UBS Switzerland AG, negative replacement values, and tax and other liabilities that are not excluded liabilities under Swiss law and that rank pari passu to bail-in debt.    7 Bail-in debt of USD 2 billion was redeemed and bail-in debt of USD 5.9 billion was issued during the six months ended 31 December 2021.    8 Bail-in debt of USD 4.3 billion has a residual maturity of less than one year and is therefore not eligible as TLAC.

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Section 13  Leverage ratio

Basel III leverage ratio

Quarterly | The Basel Committee on Banking Supervision (the BCBS) leverage ratio, as summarized in the “KM1: Key metrics“ table in section 1 of this report, is calculated by dividing the period-end tier 1 capital by the period-end leverage ratio denominator (the LRD).

The LRD consists of IFRS on-balance sheet assets and off-balance sheet items. Derivative exposures are adjusted for a number of items, including replacement values and eligible cash variation margin netting, the current exposure method add-on and net notional amounts for written credit derivatives. The LRD also includes an additional charge for counterparty credit risk related to securities financing transactions (SFTs).

The table below shows the difference between total IFRS assets per IFRS consolidation scope and the BCBS total on-balance sheet exposures. These exposures are the starting point for calculating the BCBS LRD, as shown in the LR2 table in this section. The difference is due to the application of the regulatory scope of consolidation for the purpose of the BCBS calculation. In addition, carrying amounts for derivative financial instruments and SFTs are deducted from IFRS total assets. They are measured differently under BCBS leverage ratio rules and are therefore added back in separate exposure line items in the LR2 table. p

Difference between the Swiss SRB and BCBS leverage ratio

Quarterly | The LRD is the same under Swiss systemically relevant bank (SRB) and BCBS rules. However, there is a difference in the capital numerator between the two frameworks. Under BCBS rules only common equity tier 1 and additional tier 1 capital are included in the numerator. Under Swiss SRB rules we are required to meet going and gone concern leverage ratio requirements. Therefore, depending on the requirement, the numerator includes tier 1 capital instruments, tier 2 capital instruments and / or total loss-absorbing capacity (TLAC)-eligible senior unsecured debt. p

Quarterly |

Reconciliation of IFRS total assets to BCBS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions
USD million	31.12.21	30.9.21	31.12.20[1]
On-balance sheet exposures
IFRS total assets	1,117,182	1,088,773	1,125,765
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	(21,618)	(21,307)	(21,166)
Adjustment for investments in banking, financial, insurance or commercial entities that are outside the scope of consolidation for accounting purposes but consolidated for regulatory purposes
Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure
Less carrying amount of derivative financial instruments in IFRS total assets[2]	(148,669)	(152,856)	(192,370)
Less carrying amount of securities financing transactions in IFRS total assets[3]	(99,484)	(100,171)	(105,587)
Adjustments to accounting values
On-balance sheet items excluding derivatives and securities financing transactions, but including collateral	847,412	814,440	806,642
Asset amounts deducted in determining BCBS Basel III tier 1 capital	(11,452)	(11,565)	(12,754)
Total on-balance sheet exposures (excluding derivatives and securities financing transactions)	835,959	802,875	793,888

1 The respective period in 2020 does not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Going and gone concern requirements and eligible capital” section of our 31 December 2020 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.    2 The exposures consist of derivative financial instruments and cash collateral receivables on derivative instruments, all of which are in accordance with the regulatory scope of consolidation.    3 The exposures consist of receivables from SFTs, margin loans, prime brokerage receivables and financial assets at fair value not held for trading, both related to SFTs, all of which are in accordance with the regulatory scope of consolidation.

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UBS Group | Section 13   Leverage ratio

Quarterly | During the fourth quarter of 2021, the LRD increased by USD 24 billion to USD 1,069 billion, including currency effects of USD 5 billion. On-balance sheet exposures (excluding derivatives and SFTs) increased by USD 33 billion, mainly driven by higher central bank balances in Group Treasury and lending balances in Personal & Corporate Banking and Global Wealth Management, as well as an increase in trading assets in the Investment Bank. Derivative exposures decreased by USD 9 billion, mainly reflecting lower client volumes and market-driven movements in the Investment Bank. Off-balance sheet items increased by USD 1 billion, mainly due to loan commitments and guarantees in Global Wealth Management and Personal & Corporate Banking. p

›    Refer to “Leverage ratio denominator” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2021, available under “Annual reporting” at ubs.com/investors, for more information

Quarterly |

LR2: BCBS Basel III leverage ratio common disclosure
USD million, except where indicated		31.12.21	30.9.21	31.12.20[1]

	On-balance sheet exposures
1	On-balance sheet items excluding derivatives and SFTs, but including collateral	847,412	814,440	806,642
2	(Asset amounts deducted in determining Basel III Tier 1 capital)	(11,452)	(11,565)	(12,754)
3	Total on-balance sheet exposures (excluding derivatives and SFTs)	835,959	802,875	793,888

	Derivative exposures
4	Replacement cost associated with all derivatives transactions (i.e., net of eligible cash variation margin)	45,332	50,712	54,049
5	Add-on amounts for PFE associated with all derivatives transactions	78,959	85,073	79,901
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework		0	0
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	(18,984)	(20,096)	(21,420)
8	(Exempted QCCP leg of client-cleared trade exposures)	(14,987)	(15,947)	(16,760)
9	Adjusted effective notional amount of all written credit derivatives[2]	44,243	50,580	85,274
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)[3]	(43,629)	(49,892)	(84,451)
11	Total derivative exposures	90,934	100,430	96,592

	Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	200,921	189,625	198,077
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	(101,437)	(89,454)	(92,490)
14	CCR exposure for SFT assets	9,695	10,104	9,759
15	Agent transaction exposures
16	Total securities financing transaction exposures	109,179	110,275	115,346

	Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	106,112	101,347	105,084
18	(Adjustments for conversion to credit equivalent amounts)	(73,322)	(70,011)	(73,760)
19	Total off-balance sheet items	32,790	31,336	31,324
	Total exposures (leverage ratio denominator)	1,068,862	1,044,916	1,037,150

	Capital and total exposures (leverage ratio denominator)
20	Tier 1 capital	60,488	60,369	56,178
21	Total exposures (leverage ratio denominator)	1,068,862	1,044,916	1,037,150

	Leverage ratio
22	Basel III leverage ratio (%)	5.7	5.8	5.4

1 The respective period in 2020 does not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Going and gone concern requirements and eligible capital” section of our 31 December 2020 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.    2 Includes protection sold, including agency transactions.    3 Protection sold can be offset with protection bought on the same underlying reference entity, provided that the conditions according to the Basel III leverage ratio framework and disclosure requirements are met.

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Quarterly |

LR1: BCBS Basel III leverage ratio summary comparison
USD million		31.12.21	30.9.21	31.12.20[1]
1	Total consolidated assets as per published financial statements	1,117,182	1,088,773	1,125,765
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation[2]	(33,070)	(32,872)	(33,919)
3	Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure
4	Adjustments for derivative financial instruments	(57,734)	(52,426)	(95,778)
5	Adjustment for securities financing transactions (i.e., repos and similar secured lending)	9,695	10,104	9,759
6	Adjustment for off-balance sheet items (i.e., conversion to credit equivalent amounts of off-balance sheet exposures)	32,790	31,336	31,324
7	Other adjustments
8	Leverage ratio exposure (leverage ratio denominator)	1,068,862	1,044,916	1,037,150

1 The respective period in 2020 does not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Going and gone concern requirements and eligible capital” section of our 31 December 2020 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.    2 Includes assets that are deducted from tier 1 capital.

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UBS Group | Section 14   Liquidity and funding

Section 14  Liquidity and funding

Liquidity coverage ratio

Quarterly | We monitor the liquidity coverage ratio (the LCR) in all significant currencies in order to manage any currency mismatch between high-quality liquid assets (HQLA) and the net expected cash outflows in times of stress. p

Pillar 3 disclosure requirement	Annual Report 2021 section	Disclosure	Annual Report 2021 page number
Concentration of funding sources	Capital, liquidity and funding, and balance sheet	– Balance sheet and off-balance sheet: Liabilities by product and currency	172
Concentration of funding sources	Capital, liquidity and funding, and balance sheet	– Liquidity and funding management: Funding management	165-166
Currency mismatch in the LCR	Capital, liquidity and funding, and balance sheet	– Liquidity and funding management: Liquidity coverage ratio	166

High-quality liquid assets

Quarterly | HQLA must be easily and immediately convertible into cash at little or no loss of value, especially during a period of stress. HQLA are assets that are of low risk and are unencumbered. Other characteristics of HQLA are ease and certainty of valuation, low correlation with risky assets, listing of the assets on a developed and recognized exchange, existence of an active and sizable market for the assets, and low volatility. Our HQLA predominantly consist of assets that qualify as Level 1 in the LCR framework, including cash, central bank reserves and government bonds. p

Quarterly |

High-quality liquid assets (HQLA)
	Average 4Q21[1]			Average 3Q21[1]
USD billion	Level 1 weighted liquidity value[2]	Level 2 weighted liquidity value[2]	Total weighted liquidity value[2]	Level 1 weighted liquidity value[2]	Level 2 weighted liquidity value[2]	Total weighted liquidity value[2]
Cash balances[3]	151		151	154		154
Securities (on- and off-balance sheet)	59	18	77	59	17	76
Total HQLA[4]	210	18	228	213	17	231

1 Calculated based on an average of 66 data points in the fourth quarter of 2021 and 65 data points in the third quarter of 2021.    2 Calculated after the application of haircuts and, where applicable, caps on Level 2 assets.    3 Includes cash and balances with central banks and other eligible balances as prescribed by FINMA.    4 Calculated in accordance with FINMA requirements.

p

LCR development during the fourth quarter of 2021

Quarterly | In the fourth quarter of 2021, the UBS Group quarterly average LCR decreased 2 percentage points to 155%, remaining above the prudential requirement communicated by the Swiss Financial Market Supervisory Authority (FINMA).

The average LCR decrease was driven by a decrease in average high-quality liquid assets of USD 3 billion to USD 228 billion, driven by matured unsecured debt issued. Average net cash outflows were unchanged at USD 147 billion. p

Quarterly |

LIQ1: Liquidity coverage ratio
		Average 4Q21[1]		Average 3Q21[1]
USD billion, except where indicated		Unweighted value	Weighted value[2]	Unweighted value	Weighted value[2]

High-quality liquid assets (HQLA)
1	Total HQLA	231	228	234	231

Cash outflows
2	Retail deposits and deposits from small business customers	292	33	290	33
3	of which: stable deposits	41	1	41	1
4	of which: less stable deposits	251	32	249	31
5	Unsecured wholesale funding	245	124	243	127
6	of which: operational deposits (all counterparties)	56	14	54	13
7	of which: non-operational deposits (all counterparties)	180	102	176	101
8	of which: unsecured debt	9	9	13	13
9	Secured wholesale funding		77		75
10	Additional requirements	99	29	93	27
11	of which: outflows related to derivatives and other transactions	56	19	52	18
12	of which: outflows related to loss of funding on debt products[3]	0	0	0	0
13	of which: committed credit and liquidity facilities	43	9	41	9
14	Other contractual funding obligations	10	8	11	10
15	Other contingent funding obligations	221	4	224	4
16	Total cash outflows		275		275

Cash inflows
17	Secured lending	246	82	247	83
18	Inflows from fully performing exposures	70	31	72	32
19	Other cash inflows	16	16	13	13
20	Total cash inflows	332	129	332	128

		Average 4Q21[1]		Average 3Q21[1]
USD billion, except where indicated			Total adjusted value[4]		Total adjusted value[4]

Liquidity coverage ratio (LCR)
21	Total HQLA		228		231
22	Total net cash outflows		147		147
23	LCR (%)		155		157

1 Calculated based on an average of 66 data points in the fourth quarter of 2021 and 65 data points in the third quarter of 2021.    2 Calculated after the application of haircuts and inflow and outflow rates.    3 Includes outflows related to loss of funding on asset-backed securities, covered bonds, other structured financing instruments, asset-backed commercial papers, structured entities (conduits), securities investment vehicles and other such financing facilities.    4 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows.

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UBS Group | Section 14   Liquidity and funding

Liquidity risk management

Annual | The table below presents an overview of risk management disclosures related to risks resulting from liquidity and funding activities that are provided separately in our Annual Report 2021, available under “Annual reporting” at ubs.com/investors. p

Annual |

LIQA: Liquidity risk management
Pillar 3 disclosure requirement	Annual Report 2021 section	Disclosure		Annual Report 2021 page number

Liquidity risk management, including risk tolerance and target / limit setting, monitoring and reporting, including policies and practices, as well as governance and governance structure	Capital, liquidity and funding, and balance sheet	–	Liquidity and funding management: Strategy, objectives and governance	164
Funding risk strategy and management: objective, diversification of funding sources, limits and targets approach	Capital, liquidity and funding, and balance sheet	–	Liquidity and funding management: Funding management	165–166
Liquidity risk management and strategy: objective, diversification of liquid assets, limits and targets approach	Capital, liquidity and funding, and balance sheet	–	Liquidity and funding management: Liquidity management	164–165
Stress testing approach and stress scenario description	Capital, liquidity and funding, and balance sheet	–	Liquidity and funding management: Stress testing	110–111
Contingency funding plan	Capital, liquidity and funding, and balance sheet	–	Liquidity and funding management: Contingency funding plan	165
Asset encumbrance (encumbered, unencumbered and assets that cannot be pledged as collateral); unencumbered assets by currency	Capital, liquidity and funding, and balance sheet	–	Balance sheet and off-balance sheet: Asset encumbrance Unencumbered assets available to secure funding on a Group and / or legal entity level by currency	169
Limitations on the transferability of liquidity	Capital, liquidity and funding, and balance sheet	–	Liquidity and funding management / Liquidity coverage ratio: Trapped liquidity at Group level (High-quality liquid assets paragraph)	166
Maturity of assets and liabilities to provide a view on the balance sheet and off-balance sheet structure	Capital, liquidity and funding, and balance sheet	–	Balance sheet and off-balance sheet: Maturity analysis of assets and liabilities	173

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Net Stable Funding ratio

The NSFR regulation was finalized in the fourth quarter of 2020 with the release of the revised FINMA Circular 2015/2 “Liquidity risks – banks” and became effective 1 July 2021.

›    Refer to “Liquidity and funding management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2021, available under ”Annual reporting” at ubs.com/investors

NSFR development during the fourth quarter of 2021

Semi-annual | In the fourth quarter of 2021, the NSFR of UBS Group increased 1 percentage point to 119%, remaining above the prudential requirement communicated by FINMA. This reflected a USD 19 billion increase in available stable funding, mainly driven by higher retail deposits and deposits from small business customers, partly offset by an increase in required stable funding of USD 15 billion, mainly reflecting higher performing loans and securities. p

Semi-annual |

LIQ2: Net stable funding ratio (NSFR)
		31.12.21					30.9.21
		Unweighted value by residual maturity					Unweighted value by residual maturity
USD billion		No Maturity	< 6 months	6 months to < 1 year	≥ 1 year	Weighted Value	No Maturity	< 6 months	6 months to < 1 year	≥ 1 year	Weighted Value
Available Stable Funding (ASF) Item
1	Capital:	61			15	76	60			15	76
2	Regulatory Capital	61			15	76	60			15	76
3	Other Capital Instruments
4	Retail deposits and deposits from small business customers:		304	0	4	280		294	0	2	269
5	Stable deposits		41	0		39		40			38
6	Less stable deposits		262	0	4	240		254	0	2	231
7	Wholesale Funding:		361	40	104	221		345	38	102	212
8	Operational Deposits		57			28		54			27
9	Other wholesale funding		305	40	104	192		291	38	102	185
10	Liabilities with matching interdependent assets		5					4
11	Other liabilities:[1]	33	71	0	2	2	36	95	0	5	2
12	NSFR derivative liabilities		1
13	All other liabilities and equity not included in the above categories	33	71	0	1	2	36	95	0	5	2
14	Total ASF					578					559
Required Stable Funding (RSF) Item
15	Total NSFR high-quality liquid assets (HQLA)					28					27
16	Deposits held at other financial institutions for operational purposes		10			5		11			6
17	Performing loans and securities:	44	200	29	314	372	40	201	31	301	355
18	Performing loans to financial institutions secured by Level 1 HQLA or Level 2a HQLA		35	0	0	13		36	0	0	10
19	Performing loans to financial institutions secured by Level 2b HQLA or non-HQLA and unsecured performing loans to financial institutions		82	6	27	46		82	6	26	45
20	Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:		69	12	115	137		69	13	104	129
21	With a risk weight of less than or equal to 35% under Basel II standardized approach for credit risk				6	5				6	4
22	Performing residential mortgages, of which:		11	9	144	112		11	9	146	113
23	With a risk weight of less than or equal to 35% under Basel II standardized approach for credit risk		10	8	129	98		10	9	131	100
24	Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	44	3	2	27	63	40	3	2	26	58
25	Assets with matching interdependent liabilities	5					4
26	Other assets:[2]	38	22	0	72	80	37	55	0	73	82
27	Physical traded commodities, including gold	1				1	1				0
28	Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs		23			19		20			17
29	NSFR derivative assets							2			2
30	NSFR derivative liabilities before deduction of variation margin posted		36			7		35			7
31	All other assets not included in the above categories	37	22	0	14	54	36	55	0	15	56
32	Off-balance sheet items		14	7	33	3		14	6	32	3
33	Total RSF					488					473
34	Net Stable Funding Ratio (%)					119					118

1 The ≥ 1 year maturity bucket includes balances reported in row 12 for which differentiation by maturity is not required.    2 The ≥ 1 year maturity bucket includes balances reported in rows 28, 29 and 30 for which differentiation by maturity is not required.

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UBS Group | Section 15   Remuneration

Section 15  Remuneration

Annual | Pillar 3 disclosures on remuneration are separately provided on pages 203 and 222-266 in our Annual Report 2021, available under “Annual reporting” at ubs.com/investors.  p

Section 16  Requirements for global systemically important banks and related indicators

Semi-annual | The Financial Stability Board (the FSB) has determined that UBS is a global systemically important bank (a G-SIB), using an indicator-based methodology adopted by the Basel Committee on Banking Supervision (the BCBS). Banks that qualify as G-SIBs are required to disclose 12 indicators for assessing the systemic importance of G-SIBs as defined by the BCBS. These indicators are used for the G-SIB score calculation and cover five categories: size, cross-jurisdictional activity, interconnectedness, substitutability / financial institution infrastructure, and complexity.

Based on the published indicators, G-SIBs are subject to additional common equity tier 1 (CET1) capital buffer requirements in the range from 1.0% to 3.5%. In November 2021, the FSB confirmed that, based on the year-end 2020 indicators, the additional CET1 capital buffer requirement for UBS Group will remain at 1.0%. As our Swiss systemically relevant bank (SRB) Basel III capital requirements exceed the BCBS requirements, including the G-SIB buffer, we are not affected by these additional G-SIB requirements.

In July 2018, the BCBS published a revised version of its assessment methodology. This will come into effect in 2022, based on year-end 2021 data, with the corresponding capital buffer requirement applied as of January 2024. We do not expect these changes to increase our additional CET1 capital buffer requirement.

The BCBS introduced a leverage ratio buffer for G-SIBs as a part of the finalization of the Basel III framework announced in December 2017. The leverage ratio buffer is set at 50% of risk-weighted higher-loss absorbency requirements. The revised BCBS standards will take effect from 1 January 2023. We do not expect these changes to increase our additional CET1 capital buffer requirement.

We provide our G-SIB indicators as of 31 December 2020 under “Pillar 3 disclosures” at ubs.com/investors. Our G-SIB indicators as of 31 December 2021 will be published in July 2022 under “Pillar 3 disclosures” at ubs.com/investors. p

Significant regulated subsidiaries and sub-groups

Significant regulated subsidiaries and sub-groups | Section 1   Introduction

Section 1  Introduction

Quarterly | The sections on the following pages include capital and other regulatory information as of 31 December 2021 for UBS AG standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated and UBS Americas Holding LLC consolidated. Capital information in the following sections is based on Pillar 1 capital requirements. Entities may be subject to significant additional Pillar 2 requirements, which represent additional amounts of capital considered necessary and are agreed with regulators based on the risk profile of the respective entity. p

Section 2  UBS AG standalone

Key metrics of the fourth quarter of 2021

Quarterly | The table on the following page is based on Basel Committee on Banking Supervision (BCBS) Basel III rules.

During the fourth quarter of 2021, common equity tier 1 (CET1) capital increased by USD 1.6 billion to USD 52.8 billion, mainly due to operating profit before tax, partly offset by additional accruals for capital returns to UBS Group AG. Tier 1 capital increased by USD 1.4 billion to USD 66.7 billion, primarily driven by the aforementioned increase in CET1 capital, partly offset by interest rate risk hedge effects. Total capital increased by USD 1.4 billion to USD 68.1 billion, reflecting the aforementioned increase in tier 1 capital.

Phase-in risk-weighted assets (RWA) decreased by USD 0.8 billion to USD 317.9 billion during the fourth quarter of 2021, primarily driven by decreases in market risk and, to a lesser extent, operational risk RWA, partly offset by increases in credit and counterparty credit risk and participation RWA.

Leverage ratio exposure decreased by USD 4 billion to USD 594 billion, mainly driven by lower derivative exposures and securities financing transactions, partly offset by increases in lending balances and trading assets.

Correspondingly, our CET1 capital ratio increased 0.5 percentage points to 16.6%, predominantly reflecting the increase in CET1 capital. Our Basel III leverage ratio increased 0.3 percentage points to 11.2%, due to the increase in tier 1 capital and lower leverage ratio exposure.

In the fourth quarter of 2021, the UBS AG liquidity coverage ratio (LCR) was 173%, remaining above the prudential requirements communicated by the Swiss Financial Market Supervisory Authority (FINMA). The average high-quality liquid assets (HQLA) decreased by USD 2.8 billion to USD 89.5 billion, driven by matured unsecured debt issued. Average total net cash outflows increased by USD 1.5 billion to USD 52.2 billion.

As of 31 December 2021, the net stable funding ratio (NSFR) of UBS AG was 89%, remaining above the prudential requirements communicated by FINMA. The available stable funding increased by USD 6.7 billion to USD 258 billion, mainly due to an increase in customer deposits and debt issued designated at fair value. Required stable funding increased by USD 5.5 billion to USD 289 billion, mainly due to higher lending and an increase in the trading portfolio. p

Significant regulated subsidiaries and sub-groups | Section 2   UBS AG standalone

Quarterly |

KM1: Key metrics
USD million, except where indicated
		31.12.21	30.9.21	30.6.21	31.3.21	31.12.20
Available capital (amounts)
1	Common Equity Tier 1 (CET1)	52,818	51,233	51,279	50,223	50,269
1a	Fully loaded ECL accounting model CET1[1]	52,803	51,217	51,255	50,189	50,266
2	Tier 1	66,658	65,211	66,487	64,652	64,699
2a	Fully loaded ECL accounting model Tier 1[1]	66,643	65,195	66,463	64,618	64,696
3	Total capital	68,054	66,639	68,421	67,126	69,639
3a	Fully loaded ECL accounting model total capital[1]	68,039	66,624	68,398	67,091	69,636
Risk-weighted assets (amounts)[2]
4	Total risk-weighted assets (RWA)	317,913	318,755	319,195	317,824	305,575
4a	Minimum capital requirement[3]	25,433	25,500	25,536	25,426	24,446
4b	Total risk-weighted assets (pre-floor)	317,913	318,755	319,195	317,824	305,575
Risk-based capital ratios as a percentage of RWA[2]
5	CET1 ratio (%)	16.61	16.07	16.06	15.80	16.45
5a	Fully loaded ECL accounting model CET1 ratio (%)[1]	16.61	16.07	16.06	15.79	16.45
6	Tier 1 ratio (%)	20.97	20.46	20.83	20.34	21.17
6a	Fully loaded ECL accounting model Tier 1 ratio (%)[1]	20.96	20.45	20.82	20.33	21.17
7	Total capital ratio (%)	21.41	20.91	21.44	21.12	22.79
7a	Fully loaded ECL accounting model total capital ratio (%)[1]	21.40	20.90	21.43	21.11	22.79
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (%)	2.50	2.50	2.50	2.50	2.50
9	Countercyclical buffer requirement (%)	0.02	0.02	0.02	0.02	0.01
9a	Additional countercyclical buffer for Swiss mortgage loans (%)
10	Bank G-SIB and / or D-SIB additional requirements (%)[4]
11	Total of bank CET1 specific buffer requirements (%)	2.52	2.52	2.52	2.52	2.51
12	CET1 available after meeting the bank’s minimum capital requirements (%)	12.11	11.57	11.56	11.30	11.95
Basel III leverage ratio[5]
13	Total Basel III leverage ratio exposure measure	593,868	597,542	606,536	611,022	595,017
14	Basel III leverage ratio (%)	11.22	10.91	10.96	10.58	10.87
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	11.22	10.91	10.96	10.58	10.87
Liquidity coverage ratio (LCR)[6]
15	Total high-quality liquid assets (HQLA)	89,488	92,333	88,964	82,041	83,905
16	Total net cash outflow	52,229	50,733	50,537	47,927	52,851
16a	of which: cash outflows	163,207	167,240	170,847	171,815	166,097
16b	of which: cash inflows	110,978	116,507	120,310	123,889	113,246
17	LCR (%)	173	183	176	172	159
Net stable funding ratio (NSFR)[7]
18	Total available stable funding	257,992	251,277
19	Total required stable funding	289,195	283,682
20	NSFR (%)	89	89

1 The fully loaded ECL accounting model excludes the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    2 Based on phase-in rules for RWA. Refer to “Swiss SRB going and gone concern requirements and information” on the next page for more information.    3 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    4 Swiss SRB going and gone concern requirements and information for UBS AG standalone are provided on the following pages in this section.    5 The temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19 had no net effect on UBS AG standalone in 2020. Refer to the “Introduction and basis for preparation” and “UBS AG standalone” sections of our 31 December 2020 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.    6 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows. Calculated based on an average of 66 data points in the fourth quarter of 2021 and 65 data points in the third quarter of 2021. For the prior quarter data points, please refer to the respective Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.    7 In accordance with Art. 17h para. 3 and 4 of the Liquidity Ordinance, UBS AG standalone is required to maintain a minimum NSFR of at least 80% without taking into account excess funding of UBS Switzerland AG and 100% after taking into account such excess funding. Refer to the “Introduction and basis for preparation” section of this report for more information.

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Swiss SRB going and gone concern requirements and information

UBS AG standalone is considered a systemically relevant bank (an SRB) under Swiss banking law and is subject to capital regulations on a standalone basis.

The capital requirements based on RWA include a minimum CET1 capital requirement of 10.02%, including a countercyclical buffer of 0.02%, and a total going concern capital requirement of 14.32%, including a countercyclical buffer of 0.02%. The capital requirements based on the leverage ratio denominator (the LRD) include a minimum CET1 capital requirement of 3.5% and a total going concern leverage ratio requirement of 5.0%.

CET1 and high-trigger additional tier 1 (AT1) capital instruments are eligible as going concern capital. As of 31 December 2021, two remaining outstanding low-trigger AT1 capital instruments, amounting to USD 2.4 billion, that were on-lent from UBS Group AG to UBS AG qualify as going concern capital, as agreed with the Swiss Financial Market Supervisory Authority (FINMA).

From 1 January 2020, UBS AG standalone is subject to a gone concern capital requirement based on the sum of: (i) its third-party exposure on a standalone basis; (ii) a buffer requirement equal to 30% of the Group’s gone concern capital requirement on UBS AG’s consolidated exposure; and (iii) the nominal value of the gone concern instruments issued by UBS entities and held by the parent bank. A transitional period until 2024 has been granted for the buffer requirement. The gone concern capital coverage ratio reflects how much gone concern capital is available to meet the gone concern requirement. Outstanding high- and low-trigger loss-absorbing tier 2 capital instruments, non-Basel III-compliant tier 2 capital instruments and total loss-absorbing capacity (TLAC)-eligible senior unsecured debt instruments are eligible to meet gone concern requirements until one year before maturity.

FINMA granted relief concerning the regulatory capital requirements of UBS AG on a standalone basis by means of decrees issued on 20 December 2013 and 20 October 2017, the latter effective as of 1 July 2017 and partly replacing the former.

For direct and indirect investments, including the holding of regulatory capital instruments of UBS AG by subsidiaries that are active in banking and finance, the FINMA decree introduced a risk-weighting approach, with a phase-in period until 1 January 2028. Starting from 1 July 2017, these investments were risk-weighted at 200%. From 1 January 2019 onward, the risk weights are being gradually raised by 5 percentage points per year for Switzerland-domiciled investments and by 20 percentage points per year for foreign-domiciled investments until the fully applied risk weights are 250% and 400%, respectively. As of 31 December 2021, the applicable phase-in risk weights are 215% for Switzerland-domiciled investments and 260% for foreign-domiciled investments.

›    Refer to the “Introduction and basis for preparation” section of this report for more information about the reactivation of the Swiss Countercyclical Buffer

›    Refer to “Additional information” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2021 for more information about the joint liability of UBS AG and UBS Switzerland AG

Significant regulated subsidiaries and sub-groups | Section 2   UBS AG standalone

Quarterly | The tables below and on the next page provide details of the Swiss systemically relevant bank (SRB) RWA- and leverage ratio denominator (LRD)-based going and gone concern requirements and information as required by FINMA; details regarding eligible gone concern instruments are provided on the next page. p

Quarterly |

Swiss SRB going and gone concern requirements and information
As of 31.12.21	RWA, phase-in		RWA, fully applied as of 1.1.28		LRD
USD million, except where indicated	in %		in%		in %
Required going concern capital
Total going concern capital	14.32[1]	45,513	14.32[1]	54,822	5.00[1]	29,693
Common equity tier 1 capital	10.02	31,843	10.02	38,356	3.50	20,785
of which: minimum capital	4.50	14,306	4.50	17,232	1.50	8,908
of which: buffer capital	5.50	17,485	5.50	21,061	2.00	11,877
of which: countercyclical buffer	0.02	52	0.02	62
Maximum additional tier 1 capital	4.30	13,670	4.30	16,466	1.50	8,908
of which: additional tier 1 capital	3.50	11,127	3.50	13,403	1.50	8,908
of which: additional tier 1 buffer capital	0.80	2,543	0.80	3,063

Eligible going concern capital
Total going concern capital	20.97	66,658	17.41	66,658	11.22	66,658
Common equity tier 1 capital	16.61	52,818	13.79	52,818	8.89	52,818
Total loss-absorbing additional tier 1 capital	4.35	13,840	3.61	13,840	2.33	13,840
of which: high-trigger loss-absorbing additional tier 1 capital	3.59	11,414	2.98	11,414	1.92	11,414
of which: low-trigger loss-absorbing additional tier 1 capital	0.76	2,426	0.63	2,426	0.41	2,426

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		317,913		382,934
Leverage ratio denominator						593,868

Required gone concern capital[2]	Higher of RWA- or LRD-based
Total gone concern loss-absorbing capacity		39,502

Eligible gone concern capital
Total gone concern loss-absorbing capacity		44,250
Gone concern capital coverage ratio	112.02

1 Includes applicable add-ons of 1.44% for RWA and 0.50% for LRD.    2 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

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Quarterly |

Swiss SRB going and gone concern information
USD million, except where indicated	31.12.21	30.9.21	31.12.20

Eligible going concern capital
Total going concern capital	66,658	65,211	64,699
Total tier 1 capital	66,658	65,211	64,699
Common equity tier 1 capital	52,818	51,233	50,269
Total loss-absorbing additional tier 1 capital	13,840	13,978	14,430
of which: high-trigger loss-absorbing additional tier 1 capital	11,414	11,509	11,854
of which: low-trigger loss-absorbing additional tier 1 capital	2,426	2,469	2,575

Eligible gone concern capital
Total gone concern loss-absorbing capacity	44,250	42,412	45,520
Total tier 2 capital	3,129	3,170	7,719
of which: low-trigger loss-absorbing tier 2 capital	2,594	2,635	7,184
of which: non-Basel III-compliant tier 2 capital	535	534	535
TLAC-eligible senior unsecured debt	41,120	39,242	37,801

Total loss-absorbing capacity
Total loss-absorbing capacity	110,908	107,623	110,219

Denominators for going and gone concern ratios
Risk-weighted assets phase-in	317,913	318,755	305,575
of which: investments in Swiss-domiciled subsidiaries[1]	38,935	38,227	38,370
of which: investments in foreign-domiciled subsidiaries[1]	108,982	108,837	99,635
Risk-weighted assets fully applied as of 1.1.28	382,934	383,582	379,307
of which: investments in Swiss-domiciled subsidiaries[1]	45,273	44,450	45,678
of which: investments in foreign-domiciled subsidiaries[1]	167,664	167,442	166,058
Leverage ratio denominator	593,868	597,542	595,017[2]

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio, phase-in	21.0	20.5	21.2
of which: common equity tier 1 capital ratio, phase-in	16.6	16.1	16.5
Going concern capital ratio, fully applied as of 1.1.28	17.4	17.0	17.1
of which: common equity tier 1 capital ratio, fully applied as of 1.1.28	13.8	13.4	13.3

Leverage ratios (%)[2]
Going concern leverage ratio	11.2	10.9	10.9
of which: common equity tier 1 leverage ratio	8.9	8.6	8.4

Capital coverage ratio (%)
Gone concern capital coverage ratio	112.0	110.2	135.7

1 Net exposure for direct and indirect investments including holding of regulatory capital instruments in Switzerland-domiciled subsidiaries (31 December 2021: USD 18,109 million; 30 September 2021: USD 17,780 million; 31 December 2020: USD 18,271 million) and for direct and indirect investments including holding of regulatory capital instruments in foreign-domiciled subsidiaries (31 December 2021: USD 41,916 million; 30 September 2021: USD 41,860 million; 31 December 2020: USD 41,515 million) are risk-weighted at 215% and 260%, respectively, for the current year (31 December 2020: 210% and 240%, respectively). Risk weights will gradually increase by 5 percentage points per year for Swiss-domiciled investments and 20 percentage points per year for foreign-domiciled investments until the fully applied risk weights of 250% and 400%, respectively, are applied.    2 The temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19 had no net effect on UBS AG standalone in 2020. Refer to the “Introduction and basis for preparation” and “UBS AG standalone” sections of our 31 December 2020 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.

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Significant regulated subsidiaries and sub-groups | Section 2   UBS AG standalone

Leverage ratio information

Quarterly |

Swiss SRB leverage ratio denominator

USD billion	31.12.21	30.9.21	31.12.20[1]

Leverage ratio denominator
Swiss GAAP total assets	509.9	508.8	509.0
Difference between Swiss GAAP and IFRS total assets	125.0	121.5	160.0
Less: derivative exposures and SFTs[2]	(216.4)	(225.2)	(271.8)
Less: funding provided to significant regulated subsidiaries eligible as gone concern capital	(21.8)	(20.8)	(20.2)
On-balance sheet exposures (excluding derivative exposures and SFTs)	396.7	384.2	377.0
Derivative exposures	89.7	103.6	98.2
Securities financing transactions	85.4	88.6	99.4
Off-balance sheet items	23.7	22.5	21.6
Items deducted from Swiss SRB tier 1 capital	(1.6)	(1.4)	(1.2)
Total exposures (leverage ratio denominator)	593.9	597.5	595.0

1 The temporary exemption granted by FINMA in connection with COVID-19 had no net effect on UBS AG standalone.    2 The exposures consist of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from SFTs, and margin loans, as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to SFTs. These exposures are presented separately under Derivative exposures and Securities financing transactions in this table.

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Section 3  UBS Switzerland AG standalone

Key metrics of the fourth quarter of 2021

Quarterly | The table below is based on Basel Committee on Banking Supervision (BCBS) Basel III rules.

During the fourth quarter of 2021, common equity tier 1 (CET1) capital increased by CHF 0.4 billion to CHF 12.6 billion, mainly reflecting operating profit that was partly offset by additional accruals for dividends. Risk-weighted assets (RWA) decreased by CHF 3.5 billion to CHF 106.4 billion, primarily due to a decrease in the RWA floor adjustment, mainly driven by refined collateral allocation. Leverage ratio exposure increased by CHF 1 billion to CHF 340 billion, mainly driven by higher cash and balances at central banks and lending balances.

In the fourth quarter of 2021, the liquidity coverage ratio (LCR) of UBS Switzerland AG, which is a Swiss SRB, was 143%, remaining above the prudential requirement communicated by the Swiss Financial Market Supervisory Authority (FINMA) in connection with the Swiss Emergency Plan. Average high-quality liquid assets (HQLA) decreased by CHF 1.0 billion to CHF 91.3 billion, driven by lower average cash balances due to a net deposit decrease. Average total net cash outflows decreased by CHF 0.4 billion to CHF 64.1 billion.

As of 31 December 2021, the net stable funding ratio (NSFR) of UBS Switzerland AG was 142%, remaining above the prudential requirements communicated by FINMA. The available stable funding decreased by CHF 4.4 billion to CHF 225 billion, mainly due to a decrease in customer deposits. Required stable funding increased by CHF 1.2 billion to CHF 158 billion, mainly due to higher lending. p

Quarterly |

KM1: Key metrics
CHF million, except where indicated
		31.12.21	30.9.21	30.6.21	31.3.21	31.12.20
Available capital (amounts)
1	Common Equity Tier 1 (CET1)	12,609	12,199	12,312	12,417	12,234
1a	Fully loaded ECL accounting model CET1[1]	12,608	12,198	12,311	12,416	12,233
2	Tier 1	17,996	17,596	17,705	17,819	17,410
2a	Fully loaded ECL accounting model Tier 1[1]	17,995	17,595	17,704	17,818	17,409
3	Total capital	17,996	17,596	17,705	17,819	17,410
3a	Fully loaded ECL accounting model total capital[1]	17,995	17,595	17,704	17,818	17,409
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	106,399	109,941	109,602	110,194	107,253
4a	Minimum capital requirement[2]	8,512	8,795	8,768	8,816	8,580
4b	Total risk-weighted assets (pre-floor)	93,437	93,839	93,853	93,149	92,164
Risk-based capital ratios as a percentage of RWA
5	CET1 ratio (%)	11.85	11.10	11.23	11.27	11.41
5a	Fully loaded ECL accounting model CET1 ratio (%)[1]	11.85	11.10	11.23	11.27	11.41
6	Tier 1 ratio (%)	16.91	16.00	16.15	16.17	16.23
6a	Fully loaded ECL accounting model Tier 1 ratio (%)[1]	16.91	16.00	16.15	16.17	16.23
7	Total capital ratio (%)	16.91	16.00	16.15	16.17	16.23
7a	Fully loaded ECL accounting model total capital ratio (%)[1]	16.91	16.00	16.15	16.17	16.23
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (%)	2.50	2.50	2.50	2.50	2.50
9	Countercyclical buffer requirement (%)	0.02	0.02	0.02	0.02	0.01
9a	Additional countercyclical buffer for Swiss mortgage loans (%)
10	Bank G-SIB and / or D-SIB additional requirements (%)[3]
11	Total of bank CET1 specific buffer requirements (%)	2.52	2.52	2.52	2.52	2.51
12	CET1 available after meeting the bank’s minimum capital requirements (%)	7.35	6.60	6.73	6.77	6.91
Basel III leverage ratio[4]
13	Total Basel III leverage ratio exposure measure	339,788	338,636	341,991	344,925	335,251
14	Basel III leverage ratio (%)	5.30	5.20	5.18	5.17	5.19
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	5.30	5.20	5.18	5.17	5.19
Liquidity coverage ratio (LCR)[5]
15	Total high-quality liquid assets (HQLA)	91,304	92,341	97,744	96,366	91,909
16	Total net cash outflow	64,084	64,491	65,177	65,829	62,074
16a	of which: cash outflows	88,771	89,154	93,457	94,489	89,430
16b	of which: cash inflows	24,687	24,663	28,280	28,660	27,355
17	LCR (%)	143	143	150	146	148
Net stable funding ratio (NSFR)[6]
18	Total available stable funding	225,239	229,666
19	Total required stable funding	158,072	156,849
20	NSFR (%)	142	146

1 The fully loaded ECL accounting model excludes the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    2 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    3 Swiss SRB going and gone concern requirements and information for UBS Switzerland AG are provided on the next page.    4 The leverage ratio exposure and leverage ratios for the respective period in 2020 do not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” and “UBS Switzerland AG standalone” sections of our 31 December 2020 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.    5 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows. Calculated based on an average of 66 data points in the fourth quarter of 2021 and 65 data points in the third quarter of 2021. For the prior quarter data points, please refer to the respective Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.    6 UBS Switzerland AG is required to maintain a minimum NSFR of at least 100% on an ongoing basis as defined by Art. 17h para. 1 of the Liquidity Ordinance. A portion of the excess funding is needed to fulfill the NSFR requirement of UBS AG. Refer to the “Introduction and basis for preparation” section of this report for more information.

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Significant regulated subsidiaries and sub-groups | Section 3   UBS Switzerland AG standalone

Swiss SRB going and gone concern requirements and information

Quarterly | UBS Switzerland AG is considered a systemically relevant bank (an SRB) under Swiss banking law and is subject to capital regulations on a standalone basis. As of 31 December 2021, the going concern capital and leverage ratio requirements for UBS Switzerland AG standalone were 14.32%, including a countercyclical buffer of 0.02%, and 5.00%, respectively.

The gone concern requirements were 8.87% for the RWA-based requirement and 3.10% for the leverage ratio denominator (LRD)-based requirement.

The Swiss SRB framework and requirements applicable to UBS Switzerland AG standalone are the same as those applicable to UBS Group AG consolidated, with the exception of a lower gone concern requirement, corresponding to 62% of the Group’s gone concern requirement (before applicable reductions). p

›    Refer to the “Introduction and basis for preparation” section of this report for more information about the reactivation of the Swiss countercyclical buffer

›    Refer to “Additional information” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2021 for more information about the joint liability of UBS AG and UBS Switzerland AG

Quarterly |

Swiss SRB going and gone concern requirements and information
As of 31.12.21	RWA		LRD
CHF million, except where indicated	in %		in %
Required going concern capital
Total going concern capital	14.32[1]	15,237	5.00[1]	16,989
Common equity tier 1 capital	10.02	10,661	3.50	11,893
of which: minimum capital	4.50	4,788	1.50	5,097
of which: buffer capital	5.50	5,852	2.00	6,796
of which: countercyclical buffer	0.02	21
Maximum additional tier 1 capital	4.30	4,575	1.50	5,097
of which: additional tier 1 capital	3.50	3,724	1.50	5,097
of which: additional tier 1 buffer capital	0.80	851

Eligible going concern capital
Total going concern capital	16.91	17,996	5.30	17,996
Common equity tier 1 capital	11.85	12,609	3.71	12,609
Total loss-absorbing additional tier 1 capital	5.06	5,387	1.59	5,387
of which: high-trigger loss-absorbing additional tier 1 capital	5.06	5,387	1.59	5,387

Required gone concern capital[2]
Total gone concern loss-absorbing capacity	8.87	9,433	3.10	10,533
of which: base requirement	7.97	8,483	2.79	9,480
of which: additional requirement for market share and LRD	0.89	950	0.31	1,053

Eligible gone concern capital
Total gone concern loss-absorbing capacity	10.20	10,853	3.19	10,853
TLAC-eligible senior unsecured debt	10.20	10,853	3.19	10,853

Total loss-absorbing capacity
Required total loss-absorbing capacity	23.19	24,670	8.10	27,523
Eligible total loss-absorbing capacity	27.11	28,849	8.49	28,849

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		106,399
Leverage ratio denominator				339,788

1 Includes applicable add-ons of 1.44% for RWA and 0.50% for LRD.    2 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

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Swiss SRB loss-absorbing capacity

Quarterly |

Swiss SRB going and gone concern information
CHF million, except where indicated	31.12.21	30.9.21	31.12.20

Eligible going concern capital
Total going concern capital	17,996	17,596	17,410
Total tier 1 capital	17,996	17,596	17,410
Common equity tier 1 capital	12,609	12,199	12,234
Total loss-absorbing additional tier 1 capital	5,387	5,396	5,176
of which: high-trigger loss-absorbing additional tier 1 capital	5,387	5,396	5,176

Eligible gone concern capital
Total gone concern loss-absorbing capacity	10,853	10,876	10,824
TLAC-eligible senior unsecured debt	10,853	10,876	10,824

Total loss-absorbing capacity
Total loss-absorbing capacity	28,849	28,472	28,234

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	106,399	109,941	107,253
Leverage ratio denominator	339,788	338,636	335,251[1]

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	16.9	16.0	16.2
of which: common equity tier 1 capital ratio	11.9	11.1	11.4
Gone concern loss-absorbing capacity ratio	10.2	9.9	10.1
Total loss-absorbing capacity ratio	27.1	25.9	26.3

Leverage ratios (%)[1]
Going concern leverage ratio	5.3	5.2	5.2
of which: common equity tier 1 leverage ratio	3.7	3.6	3.6
Gone concern leverage ratio	3.2	3.2	3.2
Total loss-absorbing capacity leverage ratio	8.5	8.4	8.4

1 The leverage ratio denominator (LRD) and leverage ratios for the respective period in 2020 do not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section and to the “UBS Switzerland AG standalone” section of our 31 December 2020 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.

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Significant regulated subsidiaries and sub-groups | Section 3   UBS Switzerland AG standalone

Leverage ratio information

Quarterly |

Swiss SRB leverage ratio denominator
CHF billion	31.12.21	30.9.21	31.12.20[1]
Leverage ratio denominator
Swiss GAAP total assets	320.7	319.2	316.8
Difference between Swiss GAAP and IFRS total assets	2.9	3.3	4.5
Less: derivative exposures and SFTs[2]	(9.6)	(11.1)	(10.6)
On-balance sheet exposures (excluding derivative exposures and SFTs)	313.9	311.4	310.7
Derivative exposures	4.3	4.8	5.7
Securities financing transactions	5.4	6.2	3.8
Off-balance sheet items	16.5	16.5	15.2
Items deducted from Swiss SRB tier 1 capital	(0.3)	(0.3)	(0.2)
Total exposures (leverage ratio denominator)	339.8	338.6	335.3

1 The respective period in 2020 does not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Going and gone concern requirements and eligible capital” section of our 31 December 2020 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.    2 The exposures consist of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from SFTs, and margin loans, as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to SFTs. These exposures are presented separately under Derivative exposures and Securities financing transactions in this table.

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Capital instruments

Quarterly |

Capital instruments of UBS Switzerland AG – key features
Presented according to issuance date.
		Share capital	Additional tier 1 capital
1	Issuer	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland
1a	Instrument number	1	2	3	4	5	6	7	8	9
2	Unique identifier (e.g., CUSIP, ISIN or Bloomberg identifier for private placement)	–	–
3	Governing law(s) of the instrument	Swiss	Swiss
3a	Means by which enforceability requirement of Section 13 of the TLAC Term Sheet is achieved (for other TLAC-eligible instruments governed by foreign law)	n/a	n/a
Regulatory treatment
4	Transitional Basel III rules[1]	CET1 – going concern capital	Additional tier 1 capital
5	Post-transitional Basel III rules[2]	CET1 – going concern capital	Additional tier 1 capital
6	Eligible at solo / group / group and solo	UBS Switzerland AG consolidated and standalone	UBS Switzerland AG consolidated and standalone
7	Instrument type (types to be specified by each jurisdiction)	Ordinary shares	Loan[3]
8	Amount recognized in regulatory capital (currency in millions, as of most recent reporting date)[1]	CHF 10.0	CHF 1,000	CHF 825	USD 425	CHF 475	CHF 500	CHF 700	CHF 675	CHF 825
9	Par value of instrument (currency in millions)	CHF 10.0	CHF 1,000	CHF 825	USD 425	CHF 475	CHF 500	CHF 700	CHF 675	CHF 825
10	Accounting classification[4]	Equity attributable to UBS Switzerland AG shareholders	Due to banks held at amortized cost
11	Original date of issuance	–	18 December 2017	12 December 2018	12 December 2018	11 December 2019	29 October 2020	11 March 2021	2 June 2021	2 June 2021
12	Perpetual or dated	–	Perpetual
13	Original maturity date	–	–
14	Issuer call subject to prior supervisory approval	–	Yes

Significant regulated subsidiaries and sub-groups | Section 3   UBS Switzerland AG standalone

Capital instruments of UBS Switzerland AG – key features (continued)
Presented according to issuance date.
		Share capital	Additional tier 1 capital
15	Optional call date, contingent call dates and redemption amount	–	First optional repayment date: 18 December 2022	First optional repayment date: 12 December 2023	First optional repayment date: 12 December 2023	First optional repayment date: 11 December 2024	First optional repayment date: 29 October 2025	First optional repayment date: 11 March 2026	First optional repayment date: 2 June 2026	First optional repayment date: 2 June 2028
Repayable at any time after the first optional repayment date. Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon.

Repayable on the first optional repayment date or on any of every second interest payment date thereafter.

Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon.

Repayable on the first optional repayment date or on any interest payment date thereafter.

Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon.

16	Subsequent call dates, if applicable	–	Early repayment possible due to a tax or regulatory event. Repayment due to a tax event subject to FINMA approval. Repayment amount: principal amount, together with accrued and unpaid interest.

Capital instruments of UBS Switzerland AG – key features (continued)
Coupons
17	Fixed or floating dividend / coupon	–	Floating
18	Coupon rate and any related index	–	3-month SARON Compound + 250 bps per annum quarterly	3-month SARON Compound + 489 bps per annum quarterly	3-month SOFR Compound + 561 bps per annum quarterly	3-month SARON Compound + 433 bps per annum quarterly	3-month SARON Compound + 397 bps per annum quarterly	3-month SARON Compound + 337 bps per annum quarterly	3-month SARON Compound + 307 bps per annum quarterly	3-month SARON Compound + 308 bps per annum quarterly
19	Existence of a dividend stopper	–	No
20	Fully discretionary, partially discretionary or mandatory	Fully discretionary	Fully discretionary
21	Existence of step-up or other incentive to redeem	–	No
22	Non-cumulative or cumulative	Non-cumulative	Non-cumulative
23	Convertible or non-convertible	–	Non-convertible
24	If convertible, conversion trigger(s)	–	–
25	If convertible, fully or partially	–	–
26	If convertible, conversion rate	–	–
27	If convertible, mandatory or optional conversion	–	–
28	If convertible, specify instrument type convertible into	–	–
29	If convertible, specify issuer of instrument it converts into	–	–
30	Write-down feature	–	Yes
31	If write-down, write-down trigger(s)	–	Trigger: CET1 ratio is less than 7%

FINMA determines a write-down necessary to ensure UBS Switzerland AG’s viability; or UBS Switzerland AG receives a commitment of governmental support that FINMA determines necessary to ensure UBS Switzerland AG’s viability. Subject to applicable conditions.

32	If write-down, fully or partially	–	Fully
33	If write-down, permanent or temporary	–	Permanent
34	If temporary write-down, description of write-up mechanism	–	–
34a	Type of subordination	Statutory	Contractual
35	Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument in the insolvency creditor hierarchy of the legal entity concerned)

Unless otherwise stated in the articles of association, once debts are paid back, the assets of the liquidated company are divided between the shareholders pro rata based on their contributions and considering the preferences attached to certain categories of shares (Art. 745, Swiss Code of Obligations)

Subject to any obligations that are mandatorily preferred by law, each obligation of UBS Switzerland AG that is unsubordinated or is subordinated and not ranked junior (such as all classes of share capital) or at par (such as tier 1 instruments)

36	Non-compliant transitioned features	–	–
37	If yes, specify non-compliant features	–	–

1 Based on Swiss SRB (including transitional arrangement) requirements.    2 Based on Swiss SRB requirements applicable as of 1 January 2020.    3 Loans granted by UBS AG, Switzerland.    4 As applied in UBS Switzerland AG‘s financial statements under Swiss GAAP.

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Significant regulated subsidiaries and sub-groups | Section 4   UBS Europe SE consolidated

Section 4  UBS Europe SE consolidated

Quarterly | The table below provides information about the regulatory capital components, capital ratios, leverage ratio and liquidity of UBS Europe SE consolidated based on the Pillar 1 requirements.

During the fourth quarter of 2021, common equity tier 1 (CET1) capital decreased by EUR 1.2 billion to EUR 2.8 billion, mainly as a result of the dividend payment to UBS AG in October 2021. Risk-weighted assets decreased by EUR 1.1 billion to EUR 12.3 billion, driven by the decrease in derivatives exposure due to the change in IMM and higher collateral for Lombard loans. Leverage ratio exposure decreased by EUR 0.5 billion to EUR 46.7 billion, mainly reflecting a decrease in derivatives exposure.

The average Liquidity Coverage Ratio (the LCR) increased five percentage points, driven by a EUR 0.3 billion decrease in total net cash outflows. The Net Stable Funding Ratio (the NSFR) remained stable, with a EUR 0.1 billion increase in funding surplus and an improvement in the ratio by two percentage points.

Entities may also be subject to significant Pillar 2 requirements, which represent additional amounts of capital considered necessary and are agreed with regulators based on the risk profile of the respective entity. p

Quarterly |

KM1: Key metrics[1]
EUR million, except where indicated
		31.12.21	30.9.21[2]	30.6.21[2]	31.3.21[2]	31.12.20
Available capital (amounts)
1	Common Equity Tier 1 (CET1)	2,764	3,930	3,927	3,721	3,703
2	Tier 1	3,054	4,220	4,217	4,011	3,993
3	Total capital	3,054	4,220	4,217	4,011	3,993
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	12,328	13,472	13,119	14,022	13,175
4a	Minimum capital requirement[3]	986	1,078	1,050	1,122	1,054
Risk-based capital ratios as a percentage of RWA
5	CET1 ratio (%)	22.4	29.2	29.9	26.5	28.1
6	Tier 1 ratio (%)	24.8	31.3	32.1	28.6	30.3
7	Total capital ratio (%)	24.8	31.3	32.1	28.6	30.3
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (%)	2.5	2.5	2.5	2.5	2.5
9	Countercyclical buffer requirement (%)	0.1	0.1	0.1	0.1	0.0
10	Bank G-SIB and / or D-SIB additional requirements (%)
11	Total of bank CET1 specific buffer requirements (%)	2.6	2.6	2.6	2.6	2.5
12	CET1 available after meeting the bank’s minimum capital requirements (%)[4]	16.8	23.4	24.1	20.7	22.3
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	46,660	47,208	47,094[5]	43,620	41,376
14	Basel III leverage ratio (%)[6]	6.5	8.9	9.0[5]	9.2	9.7
Liquidity coverage ratio (LCR)[7]
15	Total high-quality liquid assets (HQLA)	17,143	17,108	17,106	17,175	17,074
16	Total net cash outflow	10,091	10,373	10,684	11,003	11,334
17	LCR (%)	170	165	161	157	151
Net stable funding ratio (NSFR)[8]
18	Total available stable funding	15,358	15,458	15,816
19	Total required stable funding	8,963	9,160	9,631
20	NSFR (%)	171	169	164

1 Based on applicable EU regulatory rules.    2 Comparative figures have been restated to align with the regulatory reports as submitted to the European Central Bank (the ECB).    3 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    4 This represents the CET1 ratio that is available for meeting buffer requirements. It is calculated as the CET1 ratio minus 4.5% and after considering, where applicable, CET1 capital that has been used to meet tier 1 and / or total capital ratio requirements under Pillar 1.    5 Comparative figures have been adjusted following the initial CRR II go-live to align with the regulatory reports as submitted to the European Central Bank (the ECB).    6 On the basis of tier 1 capital.    7 Figures are calculated on a twelve-month average.    8 The local disclosure requirement for the net stable funding ratio came into force in June 2021.

p

Section 5  UBS Americas Holding LLC consolidated

Quarterly | The table below provides information about the regulatory capital components, capital ratios, leverage ratio and liquidity of UBS Americas Holding LLC consolidated, based on the Pillar 1 requirements and in accordance with US Basel III rules.

Effective 1 October 2021, UBS Americas Holding LLC is subject to a stress capital buffer (an SCB) of 7.1%, in addition to minimum capital requirements. The SCB was determined by the Federal Reserve Board following the completion of the Comprehensive Capital Analysis and Review (based on Dodd–Frank Act Stress Test (DFAST) results and planned future dividends). The SCB, which replaces the static capital conservation buffer of 2.5%, is subject to change on an annual basis or as otherwise determined by the Federal Reserve Board.

During the fourth quarter of 2021, common equity tier 1 (CET1) decreased by USD 1.8 billion, primarily due to the payment of a dividend to UBS AG. Risk-weighted assets (RWA) increased by USD 1.4 billion to USD 73.0 billion, mainly driven by an increase in market risk RWA. Leverage ratio exposure, calculated on an average basis, increased by USD 12.8 billion to USD 188.2 billion, primarily due to increased cash at the Federal Reserve Bank.

Entities may also be subject to significant Pillar 2 requirements, which represent additional amounts of capital considered necessary and are agreed with regulators based on the risk profile of the respective entity. p

Quarterly |

KM1: Key metrics[1]
USD million, except where indicated
		31.12.21	30.9.21	30.6.21	31.3.21	31.12.20
Available capital (amounts)
1	Common Equity Tier 1 (CET1)	13,002	14,831	14,477	14,716	14,384
2	Tier 1	17,051	17,877	17,523	17,763	17,431
3	Total capital	17,176	18,485	18,143	18,498	18,166
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	72,979	71,571	69,139	69,481	63,929
4a	Minimum capital requirement[2]	5,838	5,726	5,531	5,558	5,114
Risk-based capital ratios as a percentage of RWA
5	CET1 ratio (%)	17.8	20.7	20.9	21.2	22.5
6	Tier 1 ratio (%)	23.4	25.0	25.3	25.6	27.3
7	Total capital ratio (%)	23.5	25.8	26.2	26.6	28.4
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (%)	2.5	2.5	2.5	2.5	2.5
8a	Stress capital buffer requirement (%)	7.1	6.7	6.7	6.7	6.7
9	Countercyclical buffer requirement (%)
10	Bank G-SIB and / or D-SIB additional requirements (%)
11	Total of bank CET1 specific buffer requirements (%)	2.5	2.5	2.5	2.5	2.5
11a	Total bank specific capital requirements (%)	7.1	6.7	6.7	6.7	6.7
12	CET1 available after meeting the bank’s minimum capital requirements (%)[3]	13.3	16.2	16.4	16.7	18.0
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	188,246	175,486	170,985	169,386	154,609
14	Basel III leverage ratio (%)[4]	9.1	10.2	10.2	10.5	11.3
14a	Total Basel III supplementary leverage ratio exposure measure[5]	212,167	199,073	195,617	159,587	150,019
14b	Basel III supplementary leverage ratio (%)[4,5]	8.0	9.0	9.0	11.1	11.6
Liquidity coverage ratio (LCR)[6]
15	Total high-quality liquid assets (HQLA)	32,371	30,058	29,029
16	Total net cash outflow	21,995	19,548	17,509
17	LCR (%)	147	154	166

1 The liquidity coverage ratio (LCR) requirement became effective as of 1 January 2021 and the related disclosure requirement in the second quarter of 2021. The net stable funding ratio (the NSFR) requirement became effective as of 1 July 2021 and related disclosures will come into effect in the second quarter of 2023.    2 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    3 This represents the CET1 ratio that is available for meeting buffer requirements. It is calculated as the CET1 ratio minus 4.5%.    4 On the basis of tier 1 capital.    5 US Regulatory authorities temporarily eased the requirements for the SLR, permitting the exclusion of US Treasury securities and deposits with the Federal Reserve Banks from the SLR denominator through March 2021. This exclusion resulted in an increase in the SLR of 187 bps on 31 March 2021 and 170 bps on 31 December 2020.    6 Figures are calculated on a quarterly average.

p

Significant regulated subsidiaries and sub-groups | Section 5   UBS Americas Holding LLC consolidated

Material sub-group entity – creditor ranking at legal entity level

Semi-annual | The TLAC2 table below provides an overview of the creditor ranking structure of UBS Americas Holding LLC on a standalone basis.

As of 31 December 2021, UBS Americas Holding LLC had a total loss-absorbing capacity (TLAC) of USD 24,051 million after regulatory capital deductions and adjustments. This amount included tier 1 capital of USD 17,051 million and USD 7,000 million of internal long-term debt, which is eligible as internal TLAC, issued to UBS AG, a wholly owned subsidiary of the UBS Group AG resolution entity. p

Semi-annual |

TLAC2: Material sub-group entity – creditor ranking at legal entity level
As of 31.12.21		Creditor ranking				Total
USD million		1	2	3	4
1	Is the resolution entity the creditor / investor?	No	No	No	No
2	Description of creditor ranking	Common Equity (most junior)[1]	Preferred Shares (Additional tier 1)	Subordinated debt	Unsecured loans and other pari passu liabilities (most senior)
3	Total capital and liabilities net of credit risk mitigation	22,935	4,150	0	32,602	59,687
4	Subset of row 3 that are excluded liabilities				469	469
5	Total capital and liabilities less excluded liabilities (row 3 minus row 4)	22,935	4,150	0	32,133	59,218
6	Subset of row 5 that are eligible as TLAC	22,935	4,150		7,000	34,085
7	Subset of row 6 with 1 year ≤ residual maturity < 2 years				0
8	Subset of row 6 with 2 years ≤ residual maturity < 5 years				6,300	6,300
9	Subset of row 6 with 5 years ≤ residual maturity < 10 years				700	700
10	Subset of row 6 with residual maturity ≥ 10 years, but excluded perpetual securities				0
11	Subset of row 6 that is perpetual securities	22,935	4,150			27,085
1 Equity attributable to shareholders, which includes share premium and reserves.

p

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed securities

AEI                  automatic exchange of information

AGM               Annual General Meeting of shareholders

A-IRB              advanced internal
ratings-based

AIV                  alternative investment vehicle

ALCO              Asset and Liability Committee

AMA               advanced measurement approach

AML                anti-money laundering

AoA                Articles of Association

APAC              Asia Pacific

APM                alternative performance measure

ARR                 alternative reference rate

ARS                 auction rate securities

ASF                 available stable funding

AT1                 additional tier 1

AuM               assets under management

B

BCBS               Basel Committee on
Banking Supervision

BEAT               base erosion and anti-abuse tax

BIS                   Bank for International Settlements

BoD                 Board of Directors

BVG                Swiss occupational
pension plan

C

CAO                Capital Adequacy Ordinance

CCAR              Comprehensive Capital Analysis and Review

CCF                 credit conversion factor

CCP                 central counterparty

CCR                counterparty credit risk

CCRC              Corporate Culture and Responsibility Committee

CCyB               countercyclical capital buffer

CDO                collateralized debt
obligation

CDS                 credit default swap

CEA                 Commodity Exchange Act

CEM                current exposure method

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CFTC               US Commodity Futures Trading Commission

CHF                 Swiss franc

CIC                  Corporate & Institutional Clients

CIO                 Chief Investment Office

CLS                 Continuous Linked Settlement

CMBS             commercial mortgage-backed security

C&ORC           Compliance & Operational Risk Control

CRD IV            EU Capital Requirements Directive of 2013

CRM               credit risk mitigation (credit risk) or comprehensive risk measure (market risk)

CRR                 Capital Requirements Regulation

CST                 combined stress test

CVA                credit valuation adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DJSI                 Dow Jones Sustainability Indices

DM                  discount margin

DOJ                 US Department of Justice

D-SIB               domestic systemically important bank

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EB                    Executive Board

EBA                 European Banking Authority

EC                   European Commission

ECB                 European Central Bank

ECL                  expected credit loss

EEPE                effective expected positive exposure

EIR                   effective interest rate

EL                    expected loss

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPS                  earnings per share

ESG                 environmental, social and governance

ETD                 exchange-traded derivatives

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

Euribor           Euro Interbank Offered Rate

EVE                  economic value of equity

EY                    Ernst & Young (Ltd)

F

FA                    financial advisor

FCA                 UK Financial Conduct
Authority

FCT                  foreign currency translation

FINMA            Swiss Financial Market Supervisory Authority

FMIA               Swiss Financial Market Infrastructure Act

FSB                  Financial Stability Board

FTA                  Swiss Federal Tax Administration

FVA                 funding valuation adjustment

FVOCI             fair value through other comprehensive income

FVTPL              fair value through profit or loss

FX                    foreign exchange

G

GAAP              generally accepted
accounting principles

GBP                 pound sterling

GDP                gross domestic product

GEB                 Group Executive Board

GIA                 Group Internal Audit

GIIPS               Greece, Italy, Ireland,
Portugal and Spain

GMD               Group Managing Director

GRI                  Global Reporting Initiative

GSE                 government-sponsored entities

G-SIB              global systemically important bank

H

HQLA              high-quality liquid assets

HR                   human resources

Appendix

Abbreviations frequently used in our financial reports (continued)

I

IAA                  internal assessment approach

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IBOR                Interbank Offered Rate

IFRIC               International Financial Reporting Interpretations Committee

IFRS                 International Financial Reporting Standards

IHC                  intermediate holding company

IMA                 internal models approach

IMM                internal model method

IRB                  internal ratings-based

IRC                  incremental risk charge

IRRBB              interest rate risk in the banking book

ISDA                International Swaps and Derivatives Association

K

KRT                 Key Risk Taker

L

LAS                  liquidity-adjusted stress

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LLC                  limited liability company

LRD                 leverage ratio denominator

LTIP                 Long-Term Incentive Plan

LTV                  loan-to-value

M

M&A               mergers and acquisitions

MiFID II           Markets in Financial Instruments Directive II

MRT                Material Risk Taker

N

NAV                net asset value

NCL                 Non-core and Legacy Portfolio

NII                   net interest income

NRV                 negative replacement value

NSFR               net stable funding ratio

NYSE               New York Stock Exchange

O

OCA                own credit adjustment

OCI                 other comprehensive income

OTC                over-the-counter

P

PD                   probability of default

PFE                  potential future exposure

PIT                   point in time

P&L                  profit or loss

POCI               purchased or originated credit-impaired

PRA                 UK Prudential Regulation Authority

PRV                 positive replacement value

Q

QCCP              qualifying central counterparty

QRRE              qualifying revolving retail exposures

R

RBA                 role-based allowances

RBC                 risk-based capital

RbM                risk-based monitoring

RMBS              residential mortgage-backed securities

RniV                risks not in VaR

RoAE               return on attributed equity

RoCET1           return on CET1 capital

RoTE               return on tangible equity

RoU                 right-of-use

RV                   replacement value

RW                  risk weight

RWA               risk-weighted assets

S

SA                   standardized approach

SA-CCR          standardized approach for counterparty credit risk

SBC                 Swiss Bank Corporation

SDG                Sustainable Development Goal

SE                    structured entity

SEC                 US Securities and Exchange Commission

SEEOP             Senior Executive Equity Ownership Plan

SFT                  securities financing transaction

SI                     sustainable investing

SICR                significant increase in credit risk

SIX                   SIX Swiss Exchange

SME                small and medium-sized entity

SMF                 Senior Management Function

SNB                 Swiss National Bank

SPPI                 solely payments of principal and interest

SRB                 systemically relevant bank

SRM                specific risk measure

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TCJA               US Tax Cuts and Jobs Act

TLAC               total loss-absorbing capacity

TTC                 through-the-cycle

U

UBS RESI         UBS Real Estate Securities Inc.

UoM               units of measure

USD                 US dollar

V

VaR                 value-at-risk

VAT                 value added tax

W

WEKO             Swiss Competition Commission

This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may appear in this particular report.

Cautionary Statement | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s most recent Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K, available at ubs.com/investors, for additional information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values that are zero on a rounded basis can be either negative or positive on an actual basis.

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

Date:  March 7, 2022